                                                    FILE NO. 333-27439
                                                    40 ACT FILE NO. 811-2271

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                AMENDMENT NO. 1
                                       TO
                                    FORM S-6

For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on
Form N-8B-2


A.  Exact name of Trust: NUVEEN TAX-FREE UNIT TRUST, SERIES 946

B.  Name of Depositor:  JOHN NUVEEN & CO. INCORPORATED

C.  Complete address of Depositor's principal executive offices:

                        333 West Wacker Drive
                        Chicago, Illinois 60606

D.  Name and complete address of agents for service:

                        JOHN NUVEEN & CO. INCORPORATED
                        Attn: Gifford R. Zimmerman
                        333 West Wacker Drive
                        Chicago, Illinois 60606

                        CHAPMAN AND CUTLER
                        Attn: Eric F. Fess
                        111 West Monroe Street
                        Chicago, Illinois 60603

It is proposed that this filing will become effective (check appropriate box)

/ / immediately upon filing pursuant to paragraph (b)

/ / on June 19, 1997 pursuant to paragraph (b)

/ / 60 days after filing pursuant to paragraph (a)

/ / on June 19, 1997 pursuant to paragraph (a) of rule 485 or 486
E.  Title and amount of  securities being registered: An  indefinite number of Units  as permitted by Rule 24f-2.

F.  Proposed  maximum offering price  to the public of  the securities being registered:
    Not presently determinable.

G.  Amount of filing fee: $0.

H.  Approximate date of proposed sale  to the public: As  soon as practicable after  the effective date of the Registration Statement.

/X/ Check  box if it is proposed that this filing will become effective on June 19, 1997 at 1:30 P.M. pursuant to Rule 487.

                     NUVEEN TAX-FREE UNIT TRUST, SERIES 946

                             CROSS-REFERENCE SHEET

                    PURSUANT TO RULE 404(C) OF REGULATION C
                        UNDER THE SECURITIES ACT OF 1933

                (FORM N-8B-2 ITEMS REQUIRED BY INSTRUCTION 1 AS
                           TO PROSPECTUS ON FORM S-6)

FORM N-8B-2                                                FORM S-6
ITEM NUMBER                                                HEADING IN PROSPECTUS

          I. ORGANIZATION AND GENERAL INFORMATION
 1.  (a)  Name of trust                                 )  Prospectus Part A -- Cover Page
     (b)  Title of securities issued                    )
 2.  Name and address of Depositor                      )  Information About the Sponsor
 3.  Name and address of Trustee                        )  Information About the Trustee
 4.  Name and address of principal Underwriter          )  Information About the Sponsor
 5.  Organization of trust                              )  What Is The Nuveen Tax-Free Unit Trust?
 6.  Execution and termination of Trust Agreement       )  What Is The Nuveen Tax-Free Unit Trust?
                                                        )  Information About The Trustee
                                                        )  Other Information
 7.  Changes of Name                                    )  *
 8.  Fiscal Year                                        )
 9.  Litigation                                         )

          II. GENERAL DESCRIPTION OF THE TRUST AND SECURITIES OF THE TRUST
10.  General Information regarding trust's securities   )  Summary of Portfolios
                                                        )  Why and How are the Bonds Insured?
                                                        )  When Are Distributions Made to Unitholders?
                                                        )  Ownership and Transfer of Units
                                                        )  How Units May Be Redeemed Without Charge?
                                                        )  How Bonds May Be Removed From The Trusts?
                                                        )  Information About the Trustee
                                                        )  Information About the Sponsor
                                                        )  Other Information
                                                        )  What Is The Tax Status of Unitholders?
11.  Type of securities comprising units                )  What Is The Nuveen Tax-Free Unit Trust?
                                                        )  Summary of Portfolios
                                                        )  Composition of Trusts
                                                        )  What Are The Objectives Of The Trusts?
                                                        )  Why and How are the Bonds Insured?
12.  Certain information regarding                      )  *
     periodic payment certificates                      )
13.  (a)  Load, fees, expenses, etc.                    )  Part A -- Essential Information
                                                        )  How Is The Public Offering Price Determined?
                                                        )  Market For Units
                                                        )  What Is Accrued Interest?
                                                        )  What Are Estimated Long Term Return
                                                        )  And Estimated Current Return?
                                                        )  How Was The Price Of The Bonds
                                                        )  Determined At The Date of Deposit?
                                                        )  What Are Normal Trust Operating Expenses?
                                                        )  When Are Distributions Made To Unitholders?
                                                        )  Summary Of Portfolios
                                                        )  How Detailed Are Reports To Unitholders?
     (b)  Certain information regarding                 )  *
          periodic payment certificates                 )

     (c)  Certain percentages                           )  How Is The Public Offering Price Determined?
                                                        )  Market For Units
                                                        )  What Are Estimated Long Term Return
                                                        )  And Estimated Current Return?
                                                        )  How Was The Price Of The Bonds
                                                        )  Determined At The Date Of Deposit?
                                                        )  What Is Accrued Interest?
     (d)  Certain other fees, etc. payable by holders   )  How Was The Price Of The Bonds Determined
                                                        )  At The Date Of Deposit?
                                                        )  What Are Normal Trust Operating Expenses?
                                                        )  Ownership And Transfer Of Units
     (e)  Certain profits receivable by depositor,      )  Composition Of Trusts
          principal underwriter, trustee or             )
          affiliated persons                            )
                                                        )  How Units May Be Purchased By The Sponsor

     (f)  Ratio of annual charges to income             )  *
14.  Issuance of trust's securities                     )  Summary of Portfolios
                                                        )  When Are Distributions Made To Unitholders?
                                                        )  Ownership and Transfer of Units
                                                        )  How Units May Be Redeemed Without Charge
15.  Receipt and handling of payments                   )  *
     from purchasers                                    )
16.  Acquisition and Disposition of                     )  What Is The Nuveen Tax-Free Unit Trust?
     Underlying Securities                              )
                                                        )  Summary of Portfolios
                                                        )  Composition of Trusts
                                                        )  Why and How are the Bonds Insured?
                                                        )  How Units May Be Redeemed Without Charge
                                                        )  How Bonds May Be Removed From The Trusts
                                                        )  Other Information
17.  Withdrawal or redemption                           )  Market For Units
                                                        )  How Units May Be Redeemed Without Charge
                                                        )  How Units May Be Purchased By The Sponsor
18.  (a)  Receipt and disposition of income             )  Summary of Portfolios
                                                        )  When Are Distributions Made To Unitholders?
                                                        )  How Detailed Are Reports To Unitholders?
     (b)  Reinvestment of distributions                 )  Accumulation Plan
     (c)  Reserves or special funds                     )  Summary of Portfolios
                                                        )  When Are Distributions Made To Unitholders?
     (d)  Schedule of distributions                     )  *
19.  Records, accounts and reports                      )  When Are Distributions Made To Unitholders?
                                                        )  How Detailed Are Reports To Unitholders?
20.  Certain miscellaneous provisions of                )  Information About the Trustee
     Trust Agreement                                    )
                                                        )  Information About the Sponsor
                                                        )  Other Information
21.  Loans to security holders                          )  *
22.  Limitations on liability                           )  Summary of Portfolios
                                                        )  Composition of Trusts
                                                        )  Information About The Trustee
23.  Bond arrangements                                  )  *
24.  Other material provisions of Trust Agreement.      )  *

          III. ORGANIZATION, PERSONNEL AND AFFILIATED PERSONS OF DEPOSITOR
25.  Organization of Depositor                          )  Information About the Sponsor

26.  Fees received by Depositor                         )  *
27.  Business of Depositor                              )  Information About the Sponsor
28.  Certain information as to officials                )  *
     and affiliated persons of Depositor                )
29.  Voting Securities of Depositor                     )  Information About the Sponsor
30.  Persons controlling Depositor                      )
31.  Payments by Depositor for certain                  )
     services rendered to trust                         )
32.  Payments by Depositor for certain                  )  *
     other services rendered to trust                   )
33.  Remuneration of employees of Depositor             )
     for certain services rendered to trust             )
34.  Remuneration of other persons for                  )
     certain services rendered to trust                 )

          IV. DISTRIBUTION AND REDEMPTION OF SECURITIES
35.  Distribution of trust's securities by states       )  *
36.  Suspension of sales of trust's securities          )
37.  Revocation of authority to distribute              )
38.  (a)  Method of distribution                        )
     (b)  Underwriting agreements                       )  How Units of The Trusts Are
                                                        )  Distributed To The Public
     (c)  Selling agreement                             )
39.  (a)  Organization of principal underwriter         )  Information About The Sponsor
     (b)  NASD membership of principal underwriter      )
40.  Certain fees received by principal underwriter     )  *
41.  (a)  Business of principal underwriter             )
     (b)  Branch offices of principal underwriter       )  *
     (c)  Salesmen of principal underwriter             )
42.  Ownership of trust's securities by                 )  *
     certain persons                                    )
43.  Certain brokerage commissions received             )  *
     by principal underwriter                           )
44.  (a)  Method of valuation                           )  Part A -- Essential Information
                                                        )  How Is The Public Offering Price Determined?
                                                        )  How Was The Price Of The Bonds
                                                        )  Determined At The Date of Deposit?
                                                        )  What Are Normal Trust Operating Expenses?
     (b)  Schedule as to offering price                 )  *
     (c)  Variation in offering price to                )  How Is the Public Offering Price
          certain persons                               )  Determined?
                                                        )  What Is Accrued Interest?
                                                        )  How Was The Price Of The Bonds
                                                        )  Determined At The Date of Deposit?
45.  Suspension of redemption rights                    )  *
46.  (a)  Redemption valuation                          )  Unit Value and Evaluation
                                                        )  How Units May Be Redeemed Without Charge
                                                        )  How Units May Be Purchased By The Sponsor
     (b)  Schedule as to redemption price               )  *
47.  Maintenance of position in underlying              )  How Is the Public Offering Price
     securities                                         )  Determined?
                                                        )  How Units May Be Purchased By The Sponsor

          V. INFORMATION CONCERNING THE TRUSTEE OR CUSTODIAN
48.  Organization and regulation of Trustee             )  Information About The Trustee
49.  Fees and expenses of Trustee                       )  Part A -- Essential Information
                                                        )  What Are Normal Trust Operating Expenses?
50.  Trustee's lien                                     )  What Are Normal Trust Operating Expenses?
                                                        )  When Are Distributions Made To Unitholders?

          VI. INFORMATION CONCERNING INSURANCE OF HOLDERS OF SECURITIES
51.  Insurance of holders of trust's securities         )  *

          VII. POLICY OF REGISTRANT
52.  (a)  Provisions of trust agreement with            )  What Are Normal Trust Operating
          respect to selection or elimination           )  Expenses?
          of underlying securities                      )
                                                        )  How Units May Be Redeemed Without Charge
                                                        )  How Bonds May Be Removed From The Trusts
     (b)  Transactions involving elimination            )  *
          of underlying securities                      )
     (c)  Policy regarding substitution or              )  Summary of Portfolios
          elimination of underlying securities          )
                                                        )  Composition of Trusts
                                                        )  How Bonds May Be Removed From The Trusts
     (d)  Fundamental policy not otherwise covered      )  *
53.  Tax status of trust                                )  What Is The Tax Status Of Unitholders?

          VIII. FINANCIAL AND STATISTICAL INFORMATION
54.  Trust's securities during last ten years           )  *
55.                                                     )
56.  Certain information regarding                      )  *
     periodic payment certificate                       )
57.                                                     )
58.                                                     )

---------

* Inapplicable, omitted, answer negative or not required.

                                 JUNE 19, 1997
                             SUBJECT TO COMPLETION

                                           A

NUVEEN              NUVEEN CONNECTICUT TRADITIONAL TRUST 289
                    (NUVEEN TAX-FREE UNIT TRUSTS SERIES 946)


                                               CUSIP NUMBERS:

                                               Monthly:               67064X 372
                                               Quarterly:             67064X 380
                                               Semi-Annually:         67064X 398



                  PROSPECTUS--PART A (SPECIFIC TERMS) -- 946]
 THIS PART A OF THE PROSPECTUS MAY NOT BE DISTRIBUTED UNLESS ACCOMPANIED BY THE
                                   PART B OF
THE NUVEEN TAX-FREE UNIT TRUSTS PROSPECTUS DATED FEBRUARY 1, 1997, TO WHICH SUCH
                                   REFERENCE
   HEREIN APPLIES. BOTH PARTS OF THE PROSPECTUS SHOULD BE RETAINED FOR FUTURE
                                   REFERENCE.



    Connecticut Traditional Trust 289 (the "Trust") consists of a portfolio of interest-bearing obligations issued by or on behalf of the State of Connecticut, certain United States Territories or authorities and political subdivisions thereof which, in the opinion of recognized bond counsel to the issuing authorities, provide income which is exempt from Federal income tax and Connecticut income tax to the extent indicated below.

    The objectives of the Trust are income exempt from Federal and state income taxes, and conservation of capital. The objectives are, of course, dependent upon the continuing ability of the issuers, obligors and/or insurers to meet their respective obligations.

    The Portfolio of the Trust consists of 6 obligations issued by entities located in Connecticut and one obligation issued by an entity located in the Territory of Puerto Rico. The Bonds in the Trust are either general obligations of the governmental entity issuing them and are backed by the taxing power thereof or are payable as to principal and interest from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. The sources of payment for the Bonds are divided as follows:



     NUMBER OF                                              PORTFOLIO
      ISSUES                PURPOSE OF ISSUE                PERCENTAGE
  ---------------  ----------------------------------------------------
         3         General Obligations                          42.8   %
         2         College and University Revenue               28.6
         1         Electrical System Revenue                    14.3
         1         Health Care Facility Revenue                 14.3



    Approximately 42.9% of the aggregate principal amount of the Bonds in the Trust (accounting for approximately 42.6% of the aggregate offering price of the Bonds) are original issue discount bonds. See "RISK FACTORS" in Part B of this Prospectus for a discussion of the characteristics of such obligations and of the risks associated therewith.


    The Trust is considered to be concentrated in Bonds of College and University Revenue Issuers whose revenues are subject to certain risks including declines in "college age" individuals and the possible inability to raise tuition and fees. For a discussion of the risks associated with investments in the bonds of various issuers, see "RISK FACTORS" in Part B of this Prospectus. Certain of the Bonds may be insured by a commercial insurer, see "Schedule of Investments" and "WHY AND HOW ARE THE BONDS INSURED?" in Part B of this Prospectus.



                             ESSENTIAL INFORMATION
             REGARDING THE NUVEEN CONNECTICUT TRADITIONAL TRUST 289
        ON THE BUSINESS DAY PRIOR TO THE DATE OF DEPOSIT, JUNE 18, 1997

         Sponsor and Evaluator.......... John Nuveen & Co. Incorporated
         Trustee.............................. The Chase Manhattan Bank
                  -------------------------------------------

The  income, expense and distribution data  set forth below have been calculated
for  Unitholders  receiving  monthly,  quarterly  or  semi-annual   distribution
options.


Principal Amount of Bonds in Trust..................  $     3,500,000
Number of Units.....................................           35,000
Fractional Undivided Interest in Trust Per Unit.....         1/35,000
Public Offering Price--Less than 500 Units
    Aggregate Offering Price of Bonds in Trust......  $     3,417,090
    Divided by Number of Units......................  $         97.63
    Plus Sales Charge 4.9% (5.152% of the Aggregate
     Offering Price of the Bonds per Unit)..........  $          5.03
    Public Offering Price Per Unit(1)...............  $        102.66
Redemption Price Per Unit (exclusive of accrued
  interest).........................................  $         97.18
Sponsor's Initial Repurchase Price Per Unit
  (exclusive of accrued interest)...................  $         97.63
Excess of Public Offering Price Per Unit over
  Redemption Price Per Unit.........................  $          5.48
Excess of Public Offering Price Per Unit over
  Sponsor's Repurchase Price Per Unit...............  $          5.03
Average Maturity of Bonds in the Trust(2)...........       22.7 years


----------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any State.

                                     1 of 7

                                                  MONTHLY        QUARTERLY      SEMI-ANNUAL
                                                -----------     -----------     -----------
  Calculation of Estimated Net Annual
    Interest Income Per Unit
      Annual Interest Income(3)............         $5.1508         $5.1508        $5.1508
      Less Estimated Annual Expense........          $.2408          $.2088         $.1898
                                                -----------     -----------     -----------
      Estimated Net Annual Interest
        Income(4)..........................         $4.9100         $4.9420        $4.9610
  Daily Rate of Accrual Per Unit...........         $.01363         $.01372        $.01378
  ESTIMATED CURRENT RETURN(5)..............            4.78%           4.82%          4.83 %
  ESTIMATED LONG TERM RETURN(5)............            4.81%           4.84%          4.86 %
  Trustee's Annual Fees(6).................         $1.5406         $1.2206        $1.0306
Date of Deposit......................................................................................June 19, 1997
Settlement Date......................................................................................June 24, 1997
Mandatory Termination Date....................................See "OTHER INFORMATION" in Part B of this Prospectus
Minimum Value of Each Trust...................................See "OTHER INFORMATION" in Part B of this Prospectus
Sponsor's Annual Evaluation Fee.........................................$0.17 per $1,000 principal amount of Bonds
Estimated Annual Organizational Expenses(7).......................................................$.02971 per Unit
----------

BECAUSE CERTAIN OF THE BONDS IN THE TRUST WILL NOT BE DELIVERED TO THE TRUSTEE UNTIL AFTER THE SETTLEMENT DATE FOR
A  PURCHASE OF UNITS MADE ON THE DATE OF DEPOSIT, INTEREST THAT ACCRUES ON THOSE BONDS BETWEEN THE DATE OF DEPOSIT
AND SUCH DELIVERY DATE WILL BE TREATED  AS A RETURN OF PRINCIPAL RATHER  THAN AS TAX-EXEMPT INCOME. THE AMOUNT  OF
ANY  SUCH RETURN  OF PRINCIPAL  IS NOT  INCLUDED IN THE  ANNUAL INTEREST  INCOME SHOWN  ABOVE. FOR  THE TRUST, THE
FOLLOWING SETS FORTH THE LATEST SCHEDULED BOND DELIVERY DATE, THE AMOUNT PER UNIT THAT WILL BE TREATED AS A RETURN
OF PRINCIPAL TO  UNITHOLDERS WHO  PURCHASE ON THE  DATE OF  DEPOSIT, AND THE  ESTIMATED CURRENT  RETURN UNDER  THE
MONTHLY  DISTRIBUTION PLAN AFTER THE FIRST YEAR, ASSUMING THE  PORTFOLIO AND ESTIMATED ANNUAL EXPENSES DO NOT VARY
FROM THAT SET FORTH ABOVE (SEE "WHAT  ARE NORMAL TRUST OPERATING EXPENSES?" IN  PART B OF THIS PROSPECTUS AND  THE
"SCHEDULE  OF INVESTMENTS").  THE ESTIMATED  CURRENT RETURN  AFTER THE FIRST  YEAR WILL  ALSO BE  HIGHER UNDER THE
QUARTERLY AND SEMI-ANNUAL DISTRIBUTION PLANS:

                                   LATEST SCHEDULED         PER UNIT         ESTIMATED CURRENT RETURN
                                    DELIVERY DATE     RETURN OF PRINCIPAL      AFTER THE FIRST YEAR
                                  ------------------  --------------------   -------------------------
  CONNECTICUT TRADITIONAL
  TRUST.........................     JULY 8, 1997     $          .03                      4.81        %


The evaluation time for purpose of sale, purchase or redemption of Units is 4 p.m. Eastern time or as of any earlier closing time on a day on which the New York Stock Exchange is scheduled in advance to close at such earlier time. (See "HOW IS THE PUBLIC OFFERING PRICE DETERMINED?" in Part B of this Prospectus.)


(1) Units are offered at the Public Offering Price plus accrued interest from the preceding Record Date to, but not including, the date of settlement (normally three business days after purchase). The Date of Deposit of the Fund has been designated as the First Record Date for all plans of distribution of the Trust and, accordingly, for Units purchased on the Date of Deposit, $.07 of accrued interest to the Settlement Date will be added to the Public Offering Price. (See "WHAT IS ACCRUED INTEREST?" in Part B of this Prospectus.)


(2) The Average Maturity of Bonds in the Trust is calculated based upon the stated maturities of the Bonds in the Trust (or, with respect to Bonds for which funds or securities have been placed in escrow to redeem such Bonds on a stated call date, based upon such call date). The Average Maturity of Bonds in the Trust may increase or decrease from time to time as Bonds mature or are called or sold.

(3) Assumes delivery of all Bonds. (See "COMPOSITION OF TRUSTS" appearing in Part B of this Prospectus.) Interest income does not include accretion of original issue discount on "zero coupon" Bonds, Stripped Obligations or other original issue discount Bonds. (See "RISK FACTORS" in Part B of this Prospectus.)

(4) The amount and timing of interest distributions from the Trust under the various plans of distribution are set forth below. It is anticipated that the amount of interest to be distributed per Unit in each year under each plan of distribution will initially be substantially equal to the Estimated Net Annual Interest Income per Unit for that plan. The amount of interest to be distributed annually per Unit, will generally change as Bonds are redeemed, mature or are sold or as fees and expenses increase or decrease.

(5) Estimated Long Term Return for the Trust represents the average of the yields to maturity (or call) of the Bonds in the Trust's portfolio calculated in accordance with accepted bond practices and adjusted to reflect a compounding factor, expenses and sales charges. Estimated Current Return is computed by dividing the Net Annual Interest Income per Unit by the Public Offering Price, and in contrast to Estimated Long Term Return does not reflect the amortization of premium or accretion of discount, if any. For more information see "WHAT ARE ESTIMATED LONG TERM RETURN AND ESTIMATED CURRENT RETURN?" in Part B of this Prospectus.

(6) Each Trustee annual fee is per $1,000 principal amount of the underlying Bonds in the Trust for that portion of the Trust that represents a particular plan of distribution.

(7) The Trust (and therefore Unitholders) will bear all or a portion of its organizational costs (including costs of preparing the registration statements, the trust indenture and other closing documents, registering Units with the Securities and Exchange Commission and states, the initial audit of the Trust portfolio, initial evaluation fees, legal fees and the initial fees and expenses of the Trustee but not including the expenses incurred in the printing of preliminary and final prospectuses, and expenses incurred in the preparation and printing of brochures and other advertising materials and any other selling expenses) as is common for mutual funds. Total organizational expenses will be amortized over a five year period. See "WHAT ARE NORMAL TRUST OPERATING EXPENSES?" in Part B of this Prospectus and "Statement of Condition." Historically, the sponsors of unit investment trusts have paid all the costs of establishing such trusts.

                                     2 of 7

                             INTEREST DISTRIBUTION

    Details of interest distributions per Unit of the Trust under the various plans appear in the following table based upon estimated Net Annual Interest Income at the Date of Deposit:


                                                                                                          NORMAL
                                                                                                      DISTRIBUTIONS
                                                  1997                             1998                  PER YEAR
----------------------------------------------------------------------------------------------------  --------------
Record Date*..........................        8/1           11/1            2/1            5/1
Distribution Date.....................       8/15          11/15           2/15           5/15
--------------------------------------------------------------------------------------------------------------------
Monthly Distribution Plan.............  $   .5758(1)                                                  $  4.9378
                                                            --------$.4113 every month--------
Quarterly Distribution Plan...........  $   .5758(1)   $  1.2420(2)   $  1.2420      $  1.2420        $  4.9698
Semi-Annual Distribution Plan.........  $   .5758(1)   $  1.2465(3)                  $  2.4930        $  4.9888
--------------------------------------------------------------------------------------------------------------------


_*_ Record  Dates for  semi-annual distributions are  May 1 and  November 1; for quarterly distributions, they are February 1,  May 1, August 1 and  November
    1. Record Dates for monthly distributions are the first day of each month. Distribution Dates under each distribution plan are the fifteenth day of the month in which the respective Record Date occurred. For additional information see "WHEN ARE DISTRIBUTIONS MADE TO UNITHOLDERS?" in Part B of this Prospectus.

(1)_ The first distribution will be paid to all Unitholders, regardless of the distribution plan selected. Such distribution may be more or less than a regular monthly distribution.

(2)_ Regular 3-month distribution.


(3) The second distribution under the semi-annual distribution plan represents a 3-month distribution; subsequent semi-annual distributions will be regular 6-month distributions.


                            CONNECTICUT RISK FACTORS

    The financial condition of the State of Connecticut is affected by various national, economic, social and environmental policies and conditions. Additionally, Constitutional and statutory limitations imposed on the State and its local governments concerning taxes, bond indebtedness and other matters may constrain the revenue-generating capacity of the State and its local governments and, therefore, the ability of the issuers of the Bonds to satisfy their obligations.

    The economic vitality of the State and its various regions and, therefore, the ability of the State and its local governments to satisfy the Bonds, are affected by numerous factors. The State's economic base is diversified, consisting of manufacturing, construction and service industries, supplemented by rural areas with selective commercial agriculture. The State has a relatively high wage labor market which has resulted in the State's business sector becoming more vulnerable to competitive pressures.

    The State is a party to numerous lawsuits in which an adverse final decision could materially affect the State's governmental operations and consequently its ability to pay debt service on its obligations.

    The  State of  Connecticut currently maintains  a "AA-", "Aa"  and "AA" bond
rating  from  Standard   &  Poor's,   Moody's  and   Fitch  Investors   Service,
respectively, on its general obligation indebtedness.

    Further information concerning Connecticut risk factors may be obtained upon
written   or  telephonic  request   to  the  Trustee   as  described  in  "OTHER
INFORMATION--Supplemental Information" appearing in Part B of this Prospectus.

                                   TAX STATUS

    For a discussion of the Federal tax status of income earned on Trust Units, see "WHAT IS THE TAX STATUS OF UNITHOLDERS?" in Part B of this Prospectus.

    The assets of the Trust will consist of obligations issued by or on behalf of the State of Connecticut or its political subdivisions or public instrumentalities, state or local authorities, districts, or similar public entities created under the laws of the State of Connecticut or by or on behalf of a United States territory or possession the interest on the obligations of which Federal law would prohibit Connecticut from taxing if received directly by a Unitholder (the "Bonds"). Certain Bonds in the Trust that were issued by the State of Connecticut or governmental authorities located in Connecticut may have been issued prior to the enactment of a Connecticut tax on the interest income of individuals; therefore, bond counsel to the issuers of such Connecticut Bonds did not opine as to the exemption of the interest on such Connecticut Bonds from such tax. However, the Sponsor and special counsel to the Trusts for Connecticut tax matters believe that such interest will be so exempt. Interest on Connecticut Bonds in the Trust issued by other issuers, if any, is, in the opinion of bond counsel to such issuers, exempt from state taxation.

    In the opinion of Day, Berry & Howard, special counsel to the Series for Connecticut tax matters, which relies explicitly on the opinion of Chapman and Cutler regarding Federal income tax matters, under existing Connecticut law:

        The Trust is not subject to any tax on or measured by net income imposed by the State of Connecticut.

                                     3 of 7

        Interest income from a Bond held by the Trust is not taxable under the Connecticut tax on the Connecticut taxable income of individuals, trusts, and estates (the "Connecticut Income Tax"), when such interest is received by the Trust or distributed by it to a Unitholder.

        Gains and losses recognized by a Unitholder for Federal income tax purposes upon the maturity, redemption, sale, or other disposition by the Trust of a Bond held by the Trust or upon the redemption, sale, or other disposition of a Unit of the Trust held by a Unitholder are taken into account as gains or losses, respectively, for purposes of the Connecticut Income Tax, except that, in the case of a Unitholder holding a Unit of the Trust as a capital asset, such gains and losses recognized upon the maturity, redemption, sale or exchange of a Bond issued by or on behalf of the State of Connecticut, any political subdivision thereof, or public instrumentality, state or local authority, district, or similar public entity created under the laws of the State of Connecticut (a "Connecticut Bond") held by the Trust are excluded from gains and losses taken into account for purposes of such tax and no opinion is expressed as to the treatment for purposes of such tax of gains and losses recognized, to the extent attributable to Connecticut Bonds, upon the redemption, sale, or other disposition by a Unitholder of a Unit of the Trust held by him.

        The portion of any interest income or capital gain of the Trust that is allocable to a Unitholder that is subject to the Connecticut corporation business tax is includable in the gross income of such Unitholder for purposes of such tax.

        An interest in a Unit of the Trust that is owned by or attributable to a Connecticut resident at the time of his death is includable in his gross estate for purposes of the Connecticut succession tax and the Connecticut estate tax.

                                 TAX DISCLOSURE

    The Connecticut Income Tax was enacted in August, 1991. Generally, a Unitholder recognizes gain or loss for purposes of this tax to the same extent he recognizes gain or loss for Federal income tax purposes. Ordinarily this would mean that gain or loss would be recognized by a Unitholder upon the maturity, redemption, sale, or other disposition by the Trust of a Bond held by it, or upon the redemption, sale, or other disposition of a Unit of the Trust held by the Unitholder.

    However, on June 19, 1992, Connecticut legislation was adopted that provides that gains and losses from the sale or exchange of Connecticut Bonds held as capital assets will not be taken into account for purposes of the Connecticut Income Tax for taxable years starting on or after January 1, 1992. Regulations effective for taxable years starting on or after January 1, 1994 clarify that this provision also applies to gain or loss recognized by a Unitholder upon the maturity or redemption of a Connecticut Bond held by the Trust. However, it is not clear whether this provision would apply, to the extent attributable to Connecticut Bonds held by the Trust, to gain or loss recognized by a Unitholder upon the redemption, sale, or other disposition of a Unit of the Trust held by the Unitholder. Unitholders are urged to consult their own tax advisors concerning these matters.

                                     4 of 7

                    NUVEEN CONNECTICUT TRADITIONAL TRUST 289
                    (NUVEEN TAX-FREE UNIT TRUST SERIES 946)
         SCHEDULE OF INVESTMENTS AT THE DATE OF DEPOSIT, JUNE 19, 1997



                                                                                          Ratings(3)           Trustee's
                                                                      Optional       ---------------------   Determination
 Aggregate        Name of Issuer and Title of Issue Represented      Redemption       Standard                of Offering
 Principal         by Sponsor's Contracts to Purchase Bonds(1)      Provisions(2)     & Poor's    Moody's        Price
---------------------------------------------------------------------------------------------------------------------------
$   500,000      State of Connecticut, General Obligation Bonds      2006 at 100        AA-         Aa3     $       491,250
                   (1996 Series B), 5.125% Due 8/15/16.
                   (Original issue discount bonds delivered on
                   or about August 30, 1996 at a price of
                   93.761% of principal amount.)
    500,000      State of Connecticut, Health and Educational        2006 at 102        AAA         --              491,105
                   Facilities Authority, Revenue Bonds,
                   Bridgeport Hospital Issue, Series C, 5.375%
                   Due 7/1/25. (ConnieLee Insured.)
    500,000     * State of Connecticut Health and Educational        2007 at 101        AAA         Aaa             470,425
                   Facilities Authority, Revenue Bonds, Choate
                   Rosemary Hall Issue, Series B, 5.00% Due
                   7/1/27. (Original issue discount bonds will
                   be delivered on or about July 8, 1997 at a
                   price of 93.809% of principal amount.)(When
                   issued.) (MBIA Insured.)
    500,000      Connecticut Municipal Electric Energy               2004 at 102        AAA         Aaa             475,350
                   Cooperative, Power Supply System Revenue
                   Bonds, 1993 Series A, 5.00% Due 1/1/18. (MBIA
                   Insured.)
    500,000      The University of Connecticut, General              2007 at 101        AAA         Aaa             495,000
                   Obligation Bonds, 1997 Series A, 5.25% Due
                   4/1/16. (Original issue discount bonds
                   delivered on or about April 24, 1997 at a
                   price of 93.943% of principal amount.)(MBIA
                   Insured.)
    500,000      Town of Newtown, Connecticut, General               2006 at 101        AAA         Aaa             495,645
                   Obligation Bonds, 5.125% Due 6/15/15. (MBIA
                   Insured.)
    500,000      Commonwealth of Puerto Rico, Public Improvement   2007 at 101 1/2      AAA         Aaa             498,315
                   Bonds of 1997, 5.375% Due 7/1/21. (General
                   Obligation Bonds.) (MBIA Insured.)
-----------                                                                                                 ---------------
$ 3,500,000                                                                                                 $     3,417,090
-----------                                                                                                 ---------------
-----------                                                                                                 ---------------



*_ These Bonds, or a portion thereof, have delivery dates beyond the normal settlement date. Their expected delivery date is July 8, 1997. Contracts relating to Bonds with delivery dates after the date of settlement for purchase made on the Date of Deposit constitute approximately 14% of the aggregate principal amount of the Trust. (See "COMPOSITION OF TRUSTS" in Part B of this Prospectus.)


------------

    (1) The Sponsor's contracts to purchase Bonds were entered into during the period from June 17, 1997 to June 18, 1997. Other information regarding the Bonds in the Trust on the Date of Deposit is as follows:


                                                                        ANNUAL
                                                           PROFIT      INTEREST
                                              COST TO     (OR LOSS)    INCOME TO    BID PRICE
                   TRUST                      SPONSOR    TO SPONSOR      TRUST      OF BONDS
  ----------------------------------------  -----------  -----------  -----------  -----------
  Connecticut Traditional Trust 289.......  $ 3,407,890  $    9,200   $  181,250   $ 3,401,465



In addition, the difference between the Trustee's determination of Offering Price and Bid Price (as a percentage of principal amount) is .45%. Neither cost to Sponsor nor profit (or loss) to Sponsor reflects underwriting profits or losses received or incurred by the Sponsor through its participation in underwriting syndicates. The Sponsor did not participate as either the sole underwriter or as a manager or member of a syndicate that acted as the original underwriter of any of the Bonds.


    (2) The Bonds are first subject to optional redemption in the years, and at the prices, shown. Unless otherwise indicated, the Bonds, except for Bonds issued at a substantial original issue discount, are redeemable at declining prices (but not below par value) in subsequent years. Original issue discount bonds, including zero coupon bonds, are generally redeemable at prices based on the issue price plus the amount of original issue discount accreted to redemption plus, if applicable, some premium, the amount of which will decline in subsequent years. The Bonds may also be subject to sinking fund redemption without premium prior to the dates shown. Certain Bonds may be subject to redemption without premium prior to the date shown pursuant to special or mandatory call provisions specified in the instruments setting forth the terms and provisions of such Bonds. See "COMPOSITION OF TRUSTS", "WHAT IS THE TAX STATUS OF UNITHOLDERS?" and "RISK FACTORS" in Part B of this Prospectus.

    (3) Certain of the Bonds in a Traditional Trust, as insured by an Insurer, may be rated AAA by Standard & Poor's and/or Aaa by Moody's. The insurance on such Bonds guarantees the payment of interest and principal on such Bonds when due but does not cover certain market risks associated with fixed income securities such as accelerated payments, mandatory redemptions or interest rate risks. (See "WHY AND HOW ARE THE BONDS INSURED?" in Part B of this Prospectus and "Description of Ratings" in the Information Supplement.)

                                     5 of 7

                             Statement of Condition


                    NUVEEN CONNECTICUT TRADITIONAL TRUST 289



                    (Nuveen Tax-Free Unit Trust, Series 946)



                              AS OF JUNE 19, 1997



    TRUST PROPERTY
Sponsor's contracts to purchase Tax-Free Bonds,
  backed by an irrevocable letter of
  credit(1)(2)....................................  $    3,417,090
Accrued interest to June 19, 1997 on underlying
  Bonds(1)........................................          47,347
Organizational costs(3)...........................           5,200
                                                    --------------
            Total.................................  $    3,469,637
                                                    --------------
                                                    --------------
   LIABILITIES AND INTEREST OF UNITHOLDERS
LIABILITIES:
    Accrued interest to June 19, 1997 on
     underlying Bonds(4)..........................  $       47,347
    Accrued organizational costs(3)...............           5,200
                                                    --------------
            Total.................................  $       52,547
                                                    --------------
                                                    --------------
INTEREST OF UNITHOLDERS:
    Units of fractional undivided interest
     outstanding (35,000)
      Cost to investors(5)........................  $    3,593,138
        Less: Gross underwriting commission(6)....        (176,048)
                                                    --------------
    Net amount applicable to investors............  $    3,417,090
                                                    --------------
            Total.................................  $    3,469,637
                                                    --------------
                                                    --------------


------------

(1) Represented by contracts to purchase Tax-Exempt Bonds which include "when issued" or "regular way" or "delayed delivery" contracts for which an irrevocable letter of credit issued by a major commercial bank has been deposited with the Trustee on the Date of Deposit. The amount of such letter of credit and any cash deposited exceeds the amount necessary for the purchase of the Bonds plus accrued interest to the Date of Deposit. At the Date of Deposit, Bonds may have been delivered to the Sponsor pursuant to certain of these contracts; the Sponsor has assigned to the Trustee all of its rights, title and interest in and to such Bonds.

(2) Aggregate value (at offering prices) as of the Date of Deposit of the Bonds listed under "Schedule of Investments" herein, and their aggregate cost to the Trust are the same. Such offering prices were determined by Kenny S&P Evaluation Services, a division of J.J. Kenny Co., Inc., as of the close of business on the business day prior to the Date of Deposit. (See "HOW WAS THE PRICE OF THE BONDS DETERMINED AT THE DATE OF DEPOSIT?" in Part B of this Prospectus.) Insurance coverage providing for the timely payment, when due, of all principal of and interest on certain of the Bonds in a Traditional Trust may have been obtained by the issuers of such Bonds. Such insurance, if any, does not guarantee the market value of the Bonds or the value of the Units. Both the bid and the offering prices of the underlying Bonds and of the Units may include value attributable to such policies of insurance, if any.

(3) The Trust (and therefore Unitholders) will bear all or a portion of its estimated organizational costs which will be deferred and amortized over five years from the Date of Deposit.

(4) Representing, as set forth in "WHAT IS ACCRUED INTEREST?" in Part B of this Prospectus, advancement by the Trustee of an amount equal to the accrued Bond interest as of the Date of Deposit.

(5) Aggregate Public Offering Price (exclusive of accrued interest) computed as set forth under "HOW IS THE PUBLIC OFFERING PRICE DETERMINED?" in Part B of this Prospectus.

(6) The gross underwriting commission of 4.90% of the Public Offering Price has been calculated on the assumption that the Units sold are not subject to a reduction of sales charge for quantity purchases. In single transactions involving 500 Units or more, the sales charge is reduced. (See "HOW IS THE PUBLIC OFFERING PRICE DETERMINED?" in Part B of this Prospectus.)

                                     6 of 7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


TO THE BOARD OF DIRECTORS OF JOHN NUVEEN & CO. INCORPORATED AND UNITHOLDERS OF CONNECTICUT TRADITIONAL TRUST 289:



    We have audited the accompanying statement of condition and the schedule of investments at date of deposit (included in Part A of this Prospectus) of Connecticut Traditional Trust 289 (contained in Nuveen Tax-Free Unit Trust, Series 946), as of June 19, 1997. These financial statements are the responsibility of the Sponsor. Our responsibility is to express an opinion on these financial statements based on our audit.


    We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of the irrevocable letter of credit arrangement for the purchase of securities, described in Note (1) to the statement of condition, by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.


    In our opinion, the statement of condition and the schedule of investments at date of deposit referred to above present fairly, in all material respects, the financial position of Connecticut Traditional Trust 289 as of June 19, 1997, in conformity with generally accepted accounting principles.


                                                             ARTHUR ANDERSEN LLP


Chicago, Illinois,
June 19, 1997.


                                     7 of 7

                                 JUNE 19, 1997
                             SUBJECT TO COMPLETION

                                           A

NUVEEN               NUVEEN VIRGINIA TRADITIONAL TRUST 317
                    (NUVEEN TAX-FREE UNIT TRUSTS SERIES 946)


                                               CUSIP NUMBERS:

                                               Monthly:               6706LB 439
                                               Quarterly:             6706LB 447
                                               Semi-Annually:         6706LB 454


                  PROSPECTUS--PART A (SPECIFIC TERMS) -- 946]
 THIS PART A OF THE PROSPECTUS MAY NOT BE DISTRIBUTED UNLESS ACCOMPANIED BY THE
                                   PART B OF
THE NUVEEN TAX-FREE UNIT TRUSTS PROSPECTUS DATED FEBRUARY 1, 1997, TO WHICH SUCH
                                   REFERENCE
   HEREIN APPLIES. BOTH PARTS OF THE PROSPECTUS SHOULD BE RETAINED FOR FUTURE
                                   REFERENCE.



    Virginia Traditional Trust 317 (the "Trust") consists of a portfolio of interest-bearing obligations issued by or on behalf of the State of Virginia, certain United States Territories or authorities and political subdivisions thereof which, in the opinion of recognized bond counsel to the issuing authorities, provide income which is exempt from Federal income tax and Virginia income tax, to the extent indicated below.

    The objectives of the Trust are income exempt from Federal and state income taxes, and conservation of capital. The objectives are, of course, dependent upon the continuing ability of the issuers, obligors and/or insurers to meet their respective obligations.

    The Portfolio of the Trust consists of 6 obligations issued by entities located in Virginia and one obligation issued by an entity located in the Territory of Puerto Rico. The Bonds in the Trust are either general obligations of the governmental entity issuing them and are backed by the taxing power thereof or are payable as to principal and interest from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. The sources of payment for the Bonds are divided as follows:



     NUMBER OF                                              PORTFOLIO
      ISSUES                PURPOSE OF ISSUE                PERCENTAGE
  ---------------  ----------------------------------------------------
         3         Water and/or Sewer Revenue                   42.8   %
         2         College and University Revenue               27.2
         1         Bridge and Toll Road Revenue                 15.0
         1         General Obligations                          15.0



    Approximately 56.4% of the aggregate principal amount of the Bonds in the Trust (accounting for approximately 55.6% of the aggregate offering price of the Bonds) are original issue discount bonds. See "RISK FACTORS" in Part B of this Prospectus for a discussion of the characteristics of such obligations and of the risks associated therewith.


    The Trust is considered to be concentrated in Bonds of Water and/or Sewer Revenue Issuers whose revenues are subject to certain risks including problems obtaining timely and adequate rate increases and population decline resulting in decreased user fees. The Trust is also considered to be concentrated in Bonds of College and University Revenue Issuers whose revenues are subject to certain risks including declines in "college age" individuals and the possible inability to raise tuition and fees. For a discussion of the risks associated with investments in the bonds of various issuers, see "RISK FACTORS" in Part B of this Prospectus. Certain of the Bonds may be insured by a commercial insurer, see "Schedule of Investments" and "WHY AND HOW ARE THE BONDS INSURED?" in Part B of this Prospectus.



                             ESSENTIAL INFORMATION
              REGARDING THE NUVEEN VIRGINIA TRADITIONAL TRUST 317
        ON THE BUSINESS DAY PRIOR TO THE DATE OF DEPOSIT, JUNE 18, 1997

         Sponsor and Evaluator.......... John Nuveen & Co. Incorporated
         Trustee.............................. The Chase Manhattan Bank
                  -------------------------------------------

The  income, expense and distribution data  set forth below have been calculated
for  Unitholders  receiving  monthly,  quarterly  or  semi-annual   distribution
options.


Principal Amount of Bonds in Trust..................  $     3,500,000
Number of Units.....................................           35,000
Fractional Undivided Interest in Trust Per Unit.....         1/35,000
Public Offering Price--Less than 500 Units
    Aggregate Offering Price of Bonds in Trust......  $     3,351,658
    Divided by Number of Units......................  $         95.76
    Plus Sales Charge 4.9% (5.152% of the Aggregate
     Offering Price of the Bonds per Unit)..........  $          4.93
    Public Offering Price Per Unit(1)...............  $        100.69
Redemption Price Per Unit (exclusive of accrued
  interest).........................................  $         95.26
Sponsor's Initial Repurchase Price Per Unit
  (exclusive of accrued interest)...................  $         95.76
Excess of Public Offering Price Per Unit over
  Redemption Price Per Unit.........................  $          5.43
Excess of Public Offering Price Per Unit over
  Sponsor's Repurchase Price Per Unit...............  $          4.93
Average Maturity of Bonds in the Trust(2)...........       28.7 years


----------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any State.

                                     1 of 7

                                                  MONTHLY        QUARTERLY      SEMI-ANNUAL
                                                -----------     -----------     -----------
  Calculation of Estimated Net Annual
    Interest Income Per Unit
      Annual Interest Income(3)............         $5.1679         $5.1679        $5.1679
      Less Estimated Annual Expense........          $.2380          $.2060         $.1870
                                                -----------     -----------     -----------
      Estimated Net Annual Interest
        Income(4)..........................         $4.9299         $4.9619        $4.9809
  Daily Rate of Accrual Per Unit...........         $.01369         $.01378        $.01383
  ESTIMATED CURRENT RETURN(5)..............            4.90%           4.93%          4.95 %
  ESTIMATED LONG TERM RETURN(5)............            4.94%           4.97%          4.99 %
  Trustee's Annual Fees(6).................         $1.4670         $1.1470        $0.9570
Date of Deposit......................................................................................June 19, 1997
Settlement Date......................................................................................June 24, 1997
Mandatory Termination Date....................................See "OTHER INFORMATION" in Part B of this Prospectus
Minimum Value of Each Trust...................................See "OTHER INFORMATION" in Part B of this Prospectus
Sponsor's Annual Evaluation Fee.........................................$0.17 per $1,000 principal amount of Bonds
Estimated Annual Organizational Expenses(7).......................................................$.03428 per Unit
----------


The evaluation time for purpose of sale, purchase or redemption of Units is 4 p.m. Eastern time or as of any earlier closing time on a day on which the New York Stock Exchange is scheduled in advance to close at such earlier time. (See "HOW IS THE PUBLIC OFFERING PRICE DETERMINED?" in Part B of this Prospectus.)


(1) Units are offered at the Public Offering Price plus accrued interest from the preceding Record Date to, but not including, the date of settlement (normally three business days after purchase). The Date of Deposit of the Fund has been designated as the First Record Date for all plans of distribution of the Trust and, accordingly, for Units purchased on the Date of Deposit, $.07 of accrued interest to the Settlement Date will be added to the Public Offering Price. (See "WHAT IS ACCRUED INTEREST?" in Part B of this Prospectus.)


(2) The Average Maturity of Bonds in the Trust is calculated based upon the stated maturities of the Bonds in the Trust (or, with respect to Bonds for which funds or securities have been placed in escrow to redeem such Bonds on a stated call date, based upon such call date). The Average Maturity of Bonds in the Trust may increase or decrease from time to time as Bonds mature or are called or sold.

(3) Assumes delivery of all Bonds. (See "COMPOSITION OF TRUSTS" appearing in Part B of this Prospectus.) Interest income does not include accretion of original issue discount on "zero coupon" Bonds, Stripped Obligations or other original issue discount Bonds. (See "RISK FACTORS" in Part B of this Prospectus.)

(4) The amount and timing of interest distributions from the Trust under the various plans of distribution are set forth below. It is anticipated that the amount of interest to be distributed per Unit in each year under each plan of distribution will initially be substantially equal to the Estimated Net Annual Interest Income per Unit for that plan. The amount of interest to be distributed annually per Unit, will generally change as Bonds are redeemed, mature or are sold or as fees and expenses increase or decrease.

(5) Estimated Long Term Return for the Trust represents the average of the yields to maturity (or call) of the Bonds in the Trust's portfolio calculated in accordance with accepted bond practices and adjusted to reflect a compounding factor, expenses and sales charges. Estimated Current Return is computed by dividing the Net Annual Interest Income per Unit by the Public Offering Price, and in contrast to Estimated Long Term Return does not reflect the amortization of premium or accretion of discount, if any. For more information see "WHAT ARE ESTIMATED LONG TERM RETURN AND ESTIMATED CURRENT RETURN?" in Part B of this Prospectus.

(6) Each Trustee annual fee is per $1,000 principal amount of the underlying Bonds in the Trust for that portion of the Trust that represents a particular plan of distribution.

(7) The Trust (and therefore Unitholders) will bear all or a portion of its organizational costs (including costs of preparing the registration statements, the trust indenture and other closing documents, registering Units with the Securities and Exchange Commission and states, the initial audit of the Trust portfolio, initial evaluation fees, legal fees and the initial fees and expenses of the Trustee but not including the expenses incurred in the printing of preliminary and final prospectuses, and expenses incurred in the preparation and printing of brochures and other advertising materials and any other selling expenses) as is common for mutual funds. Total organizational expenses will be amortized over a five year period. See "WHAT ARE NORMAL TRUST OPERATING EXPENSES?" in Part B of this Prospectus and "Statement of Condition." Historically, the sponsors of unit investment trusts have paid all the costs of establishing such trusts.

                                     2 of 7

                             INTEREST DISTRIBUTION

    Details of interest distributions per Unit of the Trust under the various plans appear in the following table based upon estimated Net Annual Interest Income at the Date of Deposit:


                                                                                                          NORMAL
                                                                                                      DISTRIBUTIONS
                                                  1997                             1998                  PER YEAR
----------------------------------------------------------------------------------------------------  --------------
Record Date*..........................        8/1           11/1            2/1            5/1
Distribution Date.....................       8/15          11/15           2/15           5/15
--------------------------------------------------------------------------------------------------------------------
Monthly Distribution Plan.............  $   .5749(1)                                                  $  4.9299
                                                            --------$.4107 every month--------
Quarterly Distribution Plan...........  $   .5749(1)   $  1.2402(2)   $  1.2402      $  1.2402        $  4.9619
Semi-Annual Distribution Plan.........  $   .5749(1)   $  1.2447(3)                  $  2.4894        $  4.9809
--------------------------------------------------------------------------------------------------------------------


 * Record Dates for semi-annual distributions are May 1 and November 1; for quarterly distributions, they are February 1, May 1, August 1 and November 1. Record Dates for monthly distributions are the first day of each month. Distribution Dates under each distribution plan are the fifteenth day of the month in which the respective Record Date occurred. For additional information see "WHEN ARE DISTRIBUTIONS MADE TO UNITHOLDERS?" in Part B of this Prospectus.

(1) The first distribution will be paid to all Unitholders, regardless of the distribution plan selected. Such distribution may be more or less than a regular monthly distribution.

(2) Regular 3-month distribution.


(3) The second distribution under the semi-annual distribution plan represents a 3-month distribution; subsequent semi-annual distributions will be regular 6-month distributions.


                                     3 of 7

                             VIRGINIA RISK FACTORS

    The financial condition of the Commonwealth of Virginia is affected by various national, economic, social and environmental policies and conditions. The Virginia Constitution requires a balanced biennial budget and contains limits on the amount of general obligation bonds which the Commonwealth can issue. Additionally, Constitutional and statutory limitations concerning taxes, bond indebtedness and other matters may constrain the revenue-generating capacity of the Commonwealth and its local governments and, therefore, the ability of the issuers of the Bonds to satisfy their obligations.

    The economic vitality of the Commonwealth and its various regions and, therefore, the ability of the Commonwealth and its local governments to satisfy the Bonds, are affected by numerous factors. The employment in the Commonwealth has been and continues to be significantly and adversely affected by the cutbacks in federal government spending, particularly defense, and the reduction of jobs in the mining industry.

    The Commonwealth is a party to numerous lawsuits in which an adverse final decision could materially affect the Commonwealth's governmental operations and consequently its ability to pay debt service on its obligations.

    The Commonwealth of Virginia currently maintains a "triple A" bond rating from Standard & Poor's, Moody's and Fitch Investors Service on its general obligation indebtedness.

    Further  information concerning Virginia  risk factors may  be obtained upon
written  or  telephonic  request   to  the  Trustee   as  described  in   "OTHER
INFORMATION--Supplemental Information" appearing in Part B of this Prospectus.

                                   TAX STATUS

    For a discussion of the Federal tax status of income earned on Trust Units, see "WHAT IS THE TAX STATUS OF UNITHOLDERS?" appearing in Part B of this Prospectus.

    The assets of the Trust will consist of interest-bearing obligations issued by or on behalf of the Commonwealth of Virginia, its counties, municipalities, authorities or political subdivisions and, provided the interest thereon is exempt from Virginia income taxes by the laws or treaties of the United States, by or on behalf of the United States' territories or possessions, including Puerto Rico, Guam, the Virgin Islands and the Northern Mariana Islands, and their political subdivisions and authorities (the "Virginia Bonds").

    In the opinion of Christian & Barton, L.L.P., special counsel for the Trust for Virginia tax matters, under existing Virginia law:

    The Trust will be treated as a trust for Virginia income tax purposes and not as an association taxable as a corporation. As a result, income of the Trust will be treated as the income of the Unitholders.

    Amounts representing tax-exempt interest for Federal income tax purposes received or accrued by the Trust with respect to the Virginia Bonds, will not be taxed to the Trust or to the Unitholders for Virginia income tax purposes. To the extent that interest on obligations of the Commonwealth or any political subdivision or instrumentality thereof is included in federal adjusted gross income, that income shall be subtracted in arriving at Virginia taxable income.

    Where an independent Virginia income tax exemption is provided for interest on certain obligations, including those issued by industrial development authorities pursuant to the Virginia Industrial Development and Revenue Bond Act, by the Virginia Housing Development Authority, by the Virginia Resources Authority and by the Virginia Education Loan Authority, interest on such obligations is exempt from Virginia income taxation without regard to any exemption from Federal income taxes.

    Gain which is subject to Federal income taxation (whether as a result of the sale of Virginia Bonds by the Trust or as a result of the sale of a Unit by the Unitholder) will be included in the Unitholder's Virginia taxable income. Notwithstanding the foregoing, under the language of certain enabling legislation, however, such as the Virginia Industrial Development and Revenue Bond Act, the Virginia Resources Authority Act and the Virginia Housing Development Authority Act, profit made on the sale of obligations issued by authorities thereunder is expressly exempt from Virginia income taxation. Such enabling legislation does not appear to require a disallowance in the calculation of Virginia taxes of any loss that may be deductible for Federal income tax purposes with respect to such obligations, although the Virginia Department of Taxation has taken a contrary view.

    No income tax is imposed by any political subdivision of the Commonwealth of Virginia. The Commonwealth of Virginia does not impose a gift tax and the Virginia estate tax on a resident's Federal taxable estate and a non-resident's Federal taxable estate located in the Commonwealth is equal to the maximum state death tax credit allowable against the Federal estate tax payable by the estate.

                                     4 of 7

                     NUVEEN VIRGINIA TRADITIONAL TRUST 317
                    (NUVEEN TAX-FREE UNIT TRUST SERIES 946)
         SCHEDULE OF INVESTMENTS AT THE DATE OF DEPOSIT, JUNE 19, 1997



                                                                                          Ratings(3)           Trustee's
                                                                      Optional       ---------------------   Determination
 Aggregate        Name of Issuer and Title of Issue Represented      Redemption       Standard                of Offering
 Principal         by Sponsor's Contracts to Purchase Bonds(1)      Provisions(2)     & Poor's    Moody's        Price
---------------------------------------------------------------------------------------------------------------------------
$   450,000      University of Puerto Rico, University System      2005 at 101 1/2      AAA         Aaa     $       440,303
                   Revenue Bonds, Series M, 5.25% Due 6/1/25.
                   (Original issue discount bonds delivered on
                   or about May 25, 1995 at a price of 91.25% of
                   principal amount.)(MBIA Insured.)
    500,000      Virginia Resources Authority, Water And Sewer       2007 at 102         AA         --              500,000
                   System Revenue Bonds, 1997 Series (Campbell
                   County Utilities and Service Authority
                   Project), 5.50% Due 10/1/27.
    500,000     * Industrial Development Authority of Arlington      2007 at 102         --         Aa1             495,000
                   County, Virginia, Headquarters Facility
                   Revenue Bonds (The Nature Conservancy),
                   Series 1997A, 5.45% Due 7/1/27. (When
                   issued.)
    525,000      Chesapeake Bay Bridge and Tunnel District           2005 at 102        AAA         Aaa             492,917
                   (Virginia), General Resolution Revenue Bonds,
                   Refunding Series 1996, 5.00% Due 7/1/22.
                   (Original issue discount bonds delivered on
                   or about February 21, 1996 at a price of
                   94.875% of principal amount.)(MBIA Insured.)
    500,000      Loudoun County Sanitation Authority (Virginia),     2007 at 102        AAA         Aaa             484,830
                   Water and Sewer System Revenue Bonds, Series
                   1996, 5.25% Due 1/1/30. (Original issue
                   discount bonds delivered on or about August
                   27, 1996 at a price of 93.309% of principal
                   amount.)(FGIC Insured.)
    525,000      City of Richmond, Virginia, General Obligation      2006 at 102        AAA         Aaa             494,813
                   Public Improvement Refunding Bonds, Series
                   1995B, 5.00% Due 1/15/21. (FGIC Insured.)
    500,000      Upper Occoquan Sewage Authority (Virginia),         2006 at 100        AAA         Aaa             443,795
                   Regional Sewerage System Revenue Bonds,
                   Series of 1995A, 4.75% Due 7/1/29. (Original
                   issue discount bonds delivered on or about
                   January 9, 1996 at a price of 91.422% of
                   principal amount.)(MBIA Insured.)
-----------                                                                                                 ---------------
$ 3,500,000                                                                                                 $     3,351,658
-----------                                                                                                 ---------------
-----------                                                                                                 ---------------



*_ These Bonds, or a portion thereof, have delivery dates beyond the normal settlement date. Their expected delivery date is June 25, 1997. Contracts relating to Bonds with delivery dates after the date of settlement for purchase made on the Date of Deposit constitute approximately 14% of the aggregate principal amount of the Trust. (See "COMPOSITION OF TRUSTS" in Part B of this Prospectus.)


------------

    (1) The Sponsor's contracts to purchase Bonds were entered into during the period from June 17, 1997 to June 18, 1997. Other information regarding the Bonds in the Trust on the Date of Deposit is as follows:


                                                                        ANNUAL
                                                           PROFIT      INTEREST
                                              COST TO     (OR LOSS)    INCOME TO    BID PRICE
                   TRUST                      SPONSOR    TO SPONSOR      TRUST      OF BONDS
  ----------------------------------------  -----------  -----------  -----------  -----------
  Virginia Traditional Trust 317..........  $ 3,343,820  $    7,838   $  180,875   $ 3,334,158


In addition, the difference between the Trustee's determination of Offering Price and Bid Price (as a percentage of principal amount) is .50%. Neither cost to Sponsor nor profit (or loss) to Sponsor reflects underwriting profits or losses received or incurred by the Sponsor through its participation in underwriting syndicates. The Sponsor did not participate as either the sole underwriter or as a manager or member of a syndicate that acted as the original underwriter of any of the Bonds.

    (2) The Bonds are first subject to optional redemption in the years, and at the prices, shown. Unless otherwise indicated, the Bonds, except for Bonds issued at a substantial original issue discount, are redeemable at declining prices (but not below par value) in subsequent years. Original issue discount bonds, including zero coupon bonds, are generally redeemable at prices based on the issue price plus the amount of original issue discount accreted to redemption plus, if applicable, some premium, the amount of which will decline in subsequent years. The Bonds may also be subject to sinking fund redemption without premium prior to the dates shown. Certain Bonds may be subject to redemption without premium prior to the date shown pursuant to special or mandatory call provisions specified in the instruments setting forth the terms and provisions of such Bonds. See "COMPOSITION OF TRUSTS", "WHAT IS THE TAX STATUS OF UNITHOLDERS?" and "RISK FACTORS" in Part B of this Prospectus.

    (3) Certain of the Bonds in a Traditional Trust, as insured by an Insurer, may be rated AAA by Standard & Poor's and/or Aaa by Moody's. The insurance on such Bonds guarantees the payment of interest and principal on such Bonds when due but does not cover certain market risks associated with fixed income securities such as accelerated payments, mandatory redemptions or interest rate risks. (See "WHY AND HOW ARE THE BONDS INSURED?" in Part B of this Prospectus and "Description of Ratings" in the Information Supplement.)

                                     5 of 7

                             Statement of Condition


                     NUVEEN VIRGINIA TRADITIONAL TRUST 317



                    (Nuveen Tax-Free Unit Trust, Series 946)



                              AS OF JUNE 19, 1997



    TRUST PROPERTY
Sponsor's contracts to purchase Tax-Free Bonds,
  backed by an irrevocable letter of
  credit(1)(2)....................................  $    3,351,658
Accrued interest to June 19, 1997 on underlying
  Bonds(1)........................................          56,537
Organizational costs(3)...........................           6,000
                                                    --------------
            Total.................................  $    3,414,195
                                                    --------------
                                                    --------------
   LIABILITIES AND INTEREST OF UNITHOLDERS
LIABILITIES:
    Accrued interest to June 19, 1997 on
     underlying Bonds(4)..........................  $       56,537
    Accrued organizational costs(3)...............           6,000
                                                    --------------
            Total.................................  $       62,537
                                                    --------------
                                                    --------------
INTEREST OF UNITHOLDERS:
    Units of fractional undivided interest
     outstanding (35,000)
      Cost to investors(5)........................  $    3,524,335
        Less: Gross underwriting commission(6)....        (172,677)
                                                    --------------
    Net amount applicable to investors............  $    3,351,658
                                                    --------------
            Total.................................  $    3,414,195
                                                    --------------
                                                    --------------


------------

(1) Represented by contracts to purchase Tax-Exempt Bonds which include "when issued" or "regular way" or "delayed delivery" contracts for which an irrevocable letter of credit issued by a major commercial bank has been deposited with the Trustee on the Date of Deposit. The amount of such letter of credit and any cash deposited exceeds the amount necessary for the purchase of the Bonds plus accrued interest to the Date of Deposit. At the Date of Deposit, Bonds may have been delivered to the Sponsor pursuant to certain of these contracts; the Sponsor has assigned to the Trustee all of its rights, title and interest in and to such Bonds.

(2) Aggregate value (at offering prices) as of the Date of Deposit of the Bonds listed under "Schedule of Investments" herein, and their aggregate cost to the Trust are the same. Such offering prices were determined by Kenny S&P Evaluation Services, a division of J.J. Kenny Co., Inc., as of the close of business on the business day prior to the Date of Deposit. (See "HOW WAS THE PRICE OF THE BONDS DETERMINED AT THE DATE OF DEPOSIT?" in Part B of this Prospectus.) Insurance coverage providing for the timely payment, when due, of all principal of and interest on certain of the Bonds in a Traditional Trust may have been obtained by the issuers of such Bonds. Such insurance, if any, does not guarantee the market value of the Bonds or the value of the Units. Both the bid and the offering prices of the underlying Bonds and of the Units may include value attributable to such policies of insurance, if any.

(3) The Trust (and therefore Unitholders) will bear all or a portion of its estimated organizational costs which will be deferred and amortized over five years from the Date of Deposit.

(4) Representing, as set forth in "WHAT IS ACCRUED INTEREST?" in Part B of this Prospectus, advancement by the Trustee of an amount equal to the accrued Bond interest as of the Date of Deposit.

(5) Aggregate Public Offering Price (exclusive of accrued interest) computed as set forth under "HOW IS THE PUBLIC OFFERING PRICE DETERMINED?" in Part B of this Prospectus.

(6) The gross underwriting commission of 4.90% of the Public Offering Price has been calculated on the assumption that the Units sold are not subject to a reduction of sales charge for quantity purchases. In single transactions involving 500 Units or more, the sales charge is reduced. (See "HOW IS THE PUBLIC OFFERING PRICE DETERMINED?" in Part B of this Prospectus.)

                                     6 of 7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


TO THE BOARD OF DIRECTORS OF JOHN NUVEEN & CO. INCORPORATED AND UNITHOLDERS OF VIRGINIA TRADITIONAL TRUST 317:



    We have audited the accompanying statement of condition and the schedule of investments at date of deposit (included in Part A of this Prospectus) of Virginia Traditional Trust 317 (contained in Nuveen Tax-Free Unit Trust, Series
946), as of June 19, 1997. These financial statements are the responsibility of the Sponsor. Our responsibility is to express an opinion on these financial statements based on our audit.


    We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of the irrevocable letter of credit arrangement for the purchase of securities, described in Note (1) to the statement of condition, by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.


    In our opinion, the statement of condition and the schedule of investments at date of deposit referred to above present fairly, in all material respects, the financial position of Virginia Traditional Trust 317 as of June 19, 1997, in conformity with generally accepted accounting principles.


                                                             ARTHUR ANDERSEN LLP


Chicago, Illinois,
June 19, 1997.


                                     7 of 7

                                           B

NUVEEN  Tax-Free Unit Trusts
             PROSPECTUS -- PART B
            (GENERAL TERMS)
              FEBRUARY 1, 1997

THIS  PART B OF THE PROSPECTUS MAY NOT BE DISTRIBUTED UNLESS ACCOMPANIED BY PART
A. BOTH PARTS OF THIS PROSPECTUS SHOULD BE RETAINED FOR FUTURE REFERENCE.

FURTHER DETAIL REGARDING CERTAIN OF THE INFORMATION PROVIDED IN THE PROSPECTUS MAY BE OBTAINED WITHIN FIVE BUSINESS DAYS OF WRITTEN OR TELEPHONIC REQUEST TO THE TRUSTEE AT 4 NEW YORK PLAZA, NEW YORK, NY 10004-2413 OR (800) 257-8787.


INTEREST INCOME TO A TRUST AND TO UNITHOLDERS, IN THE OPINION OF COUNSEL, UNDER EXISTING LAW IS EXEMPT FROM FEDERAL INCOME TAX. CAPITAL GAINS, IF ANY, ARE SUBJECT TO TAX. IN ADDITION, INTEREST INCOME OF STATE TRUSTS IS, IN THE OPINION OF COUNSEL, EXEMPT, TO THE EXTENT INDICATED, FROM STATE AND LOCAL TAXES. INTEREST INCOME OF ANY TRUST OTHER THAN A STATE TRUST MAY BE SUBJECT TO STATE AND LOCAL TAXES.

CURRENTLY OFFERED AT PUBLIC OFFERING PRICE PLUS INTEREST ACCRUED TO THE DATE OF SETTLEMENT. MINIMUM PURCHASE-- EITHER $5,000 OR 50 UNITS, WHICHEVER IS LESS.


THIS NUVEEN TAX-FREE UNIT TRUST SERIES consists of the underlying separate unit investment trusts set forth in Part A to this Prospectus. Each Trust initially consists of delivery statements relating to contracts to purchase Bonds and, thereafter, will consist of a diversified portfolio of obligations issued by or on behalf of states and territories of the United States and authorities and political subdivisions thereof (see "Schedule of Investments" appearing in Part A of this Prospectus). Except in specific instances as noted in Part A of this Prospectus, the information contained in this Part B shall apply to each Trust in its entirety. All obligations in each Traditional Trust are rated in the category "A" or better by Standard & Poor's, a division of The McGraw Hill Companies ("Standard & Poor's"), Moody's Investors Service, Inc. ("Moody's") or Fitch Investors Service, Inc. ("Fitch") on the Date of Deposit. All obligations in each Insured Trust are covered by policies of insurance obtained from the MBIA Insurance Corporation guaranteeing payment of principal and interest when due. All such policies of insurance remain effective so long as the obligations are outstanding. As a result of such insurance, the Bonds in each portfolio of the Insured Trusts have received a rating of "Aaa" by Moody's, "AAA" by Fitch and/ or "AAA" by Standard & Poor's. INSURANCE RELATES ONLY TO THE BONDS IN THE INSURED TRUSTS AND NOT TO THE UNITS OFFERED HEREBY OR TO THEIR MARKET VALUE. (See "WHY AND HOW ARE THE BONDS INSURED?")



THE OBJECTIVES of a Trust are tax-exempt income and conservation of capital through a diversified investment in tax-exempt Bonds. The payment of interest and the preservation of principal are, of course, dependent upon the continuing ability of the issuers of Bonds and of any insurer thereof to meet their obligations thereunder. There is no guarantee that a Trust's objectives will be achieved. (See "RISK FACTORS.")


DISTRIBUTIONS of interest received by a Trust will be made semi-annually unless the Unitholder elects to receive them monthly or quarterly. (See "WHEN ARE DISTRIBUTIONS MADE TO UNITHOLDERS?") Distribution of funds in the Principal Account, if any, will ordinarily be made semi-annually.


FOR ESTIMATED LONG TERM RETURNS AND ESTIMATED CURRENT RETURNS to Unitholders on the business day prior to the Date of Deposit, see Part A of this Prospectus and "WHAT ARE ESTIMATED LONG TERM RETURN AND ESTIMATED CURRENT RETURN?"



THE PUBLIC OFFERING PRICE per Unit of each Trust during the initial offering period is equal to a pro rata share of the OFFERING prices of the Bonds in such Trust's portfolio plus a sales charge of up to 4.90% of the Public Offering Price (equivalent to 5.152% of the net amount invested); the sales charge is somewhat lower on Trusts with lesser average maturities. (See "HOW IS THE PUBLIC OFFERING PRICE DETERMINED?") The Secondary Market Public Offering Price per Unit for each Trust will be equal to a pro rata share of the sum of BID prices of the Bonds in such Trust plus the sales charges determined based on the number of years remaining to the maturity of each Bond. Accrued interest from the preceding Record Date to, but not including, the settlement date (normally three business days after purchase) is added to the Public Offering Price. The sales charge is reduced on a graduated scale for sales involving at least $50,000 or 500 Units and will be applied on whichever basis is more favorable to the purchaser. (See "HOW IS THE PUBLIC OFFERING PRICE DETERMINED?")



A UNITHOLDER MAY REDEEM UNITS at the office of the Trustee at prices based upon the BID prices of the Bonds. The price received upon redemption may be more or less than the amount paid by Unitholders, depending upon the value of the Bonds on the date of tender for redemption. (See "HOW UNITS MAY BE REDEEMED WITHOUT CHARGE.") The Sponsor, although not required to do so, intends to make a secondary market for the Units of the Trusts at prices based upon the BID prices of the Bonds in the respective Trusts. (See "MARKET FOR UNITS.")


RISK FACTORS. An investment in a Trust should be made with an understanding of the risks associated therewith, including, among other factors, the inability of the issuer or an insurer to pay the principal of or interest on a Bond when due, volatile interest rates, early call provisions, and changes to the tax status of the Bonds. See Part A of this Prospectus and "RISK FACTORS."

UNITS OF THE TRUST ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY, ANY BANK AND ARE NOT FEDERALLY INSURED OR OTHERWISE PROTECTED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD OR ANY OTHER AGENCY AND INVOLVE INVESTMENT RISK, INCLUDING THE POSSIBLE LOSS OF PRINCIPAL.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

  NUVEEN  Tax-Free Unit Trusts

      TABLE OF CONTENTS                                  PAGE
      WHAT IS THE NUVEEN TAX-FREE UNIT TRUST?            4
      WHAT ARE THE OBJECTIVES OF THE TRUSTS?             4
      SUMMARY OF PORTFOLIOS                              4
      RISK FACTORS                                       5
      COMPOSITION OF TRUSTS                              7
      WHY AND HOW ARE THE BONDS INSURED?                 8
      HOW IS THE PUBLIC OFFERING PRICE DETERMINED?       9
      MARKET FOR UNITS                                   12
      WHAT IS ACCRUED INTEREST?                          12
      WHAT ARE ESTIMATED LONG TERM RETURN AND ESTIMATED
      CURRENT RETURN?                                    13
      HOW WAS THE PRICE OF THE BONDS DETERMINED AT THE
      DATE
      OF DEPOSIT?                                        13
      WHAT IS THE TAX STATUS OF UNITHOLDERS?             14
      WHAT ARE NORMAL TRUST OPERATING EXPENSES?          16
      WHEN ARE DISTRIBUTIONS MADE TO UNITHOLDERS?        17
      ACCUMULATION PLAN                                  17
      HOW DETAILED ARE REPORTS TO UNITHOLDERS?           18
      UNIT VALUE AND EVALUATION                          18
      HOW UNITS OF THE TRUSTS ARE DISTRIBUTED TO THE
      PUBLIC                                             18
      OWNERSHIP AND TRANSFER OF UNITS                    19
      HOW UNITS MAY BE REDEEMED WITHOUT CHARGE           20
      HOW UNITS MAY BE PURCHASED BY THE SPONSOR          21
      HOW BONDS MAY BE REMOVED FROM THE TRUSTS           21
      INFORMATION ABOUT THE TRUSTEE                      22
      INFORMATION ABOUT THE SPONSOR                      22
      OTHER INFORMATION                                  23

  NUVEEN  Tax-Free Unit Trusts

      TOPICAL INDEX                                              PAGE
      Accrued Interest                                           12
      Accumulation Plan                                          17
                                                           Information
      Bond Ratings, Description of                         Supplement
      Bonds, Initial Determination of Offering Price             13
      Bonds, How Selected                                        4
      Bonds, Limited Right of Substitution                       7
      Bonds, Removal from a Trust                                21
      Call Provisions of Portfolio Bonds                         7
      Capital Gains Taxability                                   14
      Composition of Trusts                                      7
      Dealer Discounts                                           18
      Distributions to Unitholders                               17
                                                                 Part
      Distribution Payment Dates                                 A,17
      Distribution of Units to the Public                        18
                                                                 Part
      Essential Information Regarding the Trusts                 A,13
                                                                 Part
      Estimated Long Term Return and Estimated Current Return    A,13
      Evaluation                                                 18
      Expenses for Normal Trust Operation                        16
      Indenture, Amendment of                                    23
      Indenture, Termination of                                  23
      Insurance on the Bonds                                     8
      Interest Account Distributions                             Part A
      Legal Opinion                                              23
      Limitations on Liabilities of Sponsor and Trustee          22
      Market for Units                                           12
      Minimum Transaction                                        18
      Objectives of the Trusts                                   4
      Optional Distribution Plan                                 17
      Other Information                                          23
      Ownership and Transfer of Units                            19
      Principal Account Distributions                            17
      Public Offering Price of Units                             9
      Purchase of Units by Sponsor                               21
      Quantity Purchases                                         9
                                                                 Part A,
      Record Dates                                               17
      Redemption of Units Without Charge                         20
      Report of Independent Public Accountants                   Part A
      Reports to Unitholders                                     18
      Risk Factors                                               5
      Sales Charge                                               9
      Schedules of Investments                                   Part A
      Sponsor, Information About                                 22
      State Tax Status                                           Part A
      Statements of Condition                                    Part A
      Successor Trustees and Sponsors                            22
      Supplemental Information                                   23
      Tax Status of Unitholders                                  14
      Trustee, Information About                                 22
      Units, Description of                                      4

WHAT IS THE NUVEEN TAX-FREE UNIT TRUST?


This Nuveen Tax-Free Unit Trust is one of a series of separate but similar investment companies created by the Sponsor, each of which is designated by a different Series number. The underlying unit investment trusts contained in this Series are combined under one Trust Indenture and Agreement. Specific information regarding this Trust is set forth in Part A of this Prospectus. The various Nuveen Tax-Free Unit Trusts are collectively referred to herein as the "Trusts"; the trusts in which few or none of the Bonds are insured are sometimes referred to as the "Traditional Trusts," the trusts in which all of the Bonds are insured as described herein are sometimes referred to as the "Insured Trusts," and the state trusts (both Traditional and Insured) are sometimes referred to as the "State Trusts." This Series was created under the laws of the State of New York pursuant to a Trust Indenture and Agreement dated the Date of Deposit (the "Indenture") between John Nuveen & Co. Incorporated ("Nuveen" or the "Sponsor") and The Chase Manhattan Bank (the "Trustee").



    The Sponsor has deposited with the Trustee delivery statements relating to contracts for the purchase of municipal debt obligations together with funds represented by an irrevocable letter of credit issued by a major commercial bank in the amount, including accrued interest, required for their purchase (or the obligations themselves) (the "Bonds"). See "Schedule of Investments" in Part A of this Prospectus, for a description of the Bonds deposited in a Trust. See "SUMMARY OF PORTFOLIOS" and "RISK FACTORS" for a discussion of zero coupon bonds and stripped obligations included in the Trusts, if any. Some of the delivery statements may relate to contracts for the purchase of "when issued" or other Bonds with delivery dates after the date of settlement for a purchase made on the Date of Deposit. See the "Schedule of Investments" in Part A of this Prospectus and "COMPOSITION OF TRUSTS." For a discussion of the Sponsor's obligations in the event of a failure of any contract for the purchase of any of the Bonds and its limited right to substitute other bonds to replace any failed contract, see "COMPOSITION OF TRUSTS."



    Payment of interest on the Bonds in each Insured Trust, and of principal at maturity, is guaranteed under policies of insurance obtained by the Sponsor or by the issuers of the Bonds. (See "WHY AND HOW ARE THE BONDS INSURED?") AS A GENERAL MATTER, NEITHER THE ISSUER NOR THE SPONSOR HAS OBTAINED INSURANCE WITH RESPECT TO THE BONDS IN ANY TRADITIONAL TRUST.


    The Trustee has delivered to the Sponsor registered Units which represent ownership of the entire Trust, and which are offered for sale by this Prospectus. Each Unit of a Trust represents a fractional undivided interest in the principal and net income of such Trust in the ratio set forth in "Essential Information" in Part A of this Prospectus. Units may only be sold in states in which they are registered. To the extent that any Units of any Trust are redeemed by the Trustee, the aggregate value of the Trust's assets will decrease by the amount paid to the redeeming Unitholder, but the fractional undivided interest of each unredeemed Unit in such Trust will increase proportionately. The Sponsor will initially, and from time to time thereafter, hold Units in connection with their offering.

WHAT ARE THE OBJECTIVES OF THE TRUSTS?


The objectives of the Trusts are income exempt from Federal income tax and, in the case of State Trusts, where applicable, state income and intangibles taxes, and conservation of capital, through an investment in obligations issued by or on behalf of states and territories of the United States and authorities and political subdivisions thereof, the interest on which is, in the opinion of recognized bond counsel to the issuing governmental authorities, exempt from Federal income tax under existing law and for State Trusts, from certain state income taxes and intangibles taxes, if any, for purchasers who qualify as residents of that State in which Bonds are issued. Insurance guaranteeing the timely payment, when due, of all principal and interest on the Bonds in each Insured Trust has been obtained by the Sponsor or by the issuers of such Bonds from MBIA Insurance Corporation, and as a result of such insurance the Bonds in the Insured Trusts are rated "Aaa" by Moody's, "AAA" by Fitch and/or "AAA" by Standard & Poor's. (See "WHY AND HOW ARE THE BONDS INSURED?") All obligations in each Traditional Trust are rated in the category "A" or better (SP-1, MIG 2 or F-2 or better, respectively, in the case of short term obligations included in a Short Term Traditional Trust) by Standard & Poor's, Moody's and/or Fitch (including provisional or conditional ratings). In addition, certain Bonds in certain Traditional Trusts may be covered by insurance guaranteeing the timely payment, when due, of all principal and interest. There is, of course, no guarantee that the Trusts' objectives will be achieved. For a comparison of net after-tax return for various tax brackets, see the "TAXABLE EQUIVALENT ESTIMATED CURRENT RETURN TABLES" included in the Appendices to the Information Supplement of this Prospectus.


SUMMARY OF PORTFOLIOS


In selecting Bonds for the respective Trusts, the following factors, among others, were considered: (i) the Standard & Poor's, Moody's and/or Fitch ratings of the Bonds (see "WHAT ARE THE OBJECTIVES OF THE TRUSTS?" for a description of minimum rating standards), (ii) the prices of the Bonds relative to other bonds of comparable quality and maturity, (iii) the diversification of Bonds as to purpose of issue and location of issuer, (iv) the maturity dates of the Bonds, and (v) in the case of the Insured Trusts only, the availability of MBIA Insurance Corporation insurance on such Bonds. (See "WHY AND HOW ARE THE BONDS INSURED?")

RISK FACTORS


An investment in Units of any Trust should be made with an understanding of the risks that such an investment may entail. Each Trust consists of fixed-rate municipal debt obligations. As such, the value of the debt obligations and therefore of the Units will decline with increases in interest rates. In general, the longer the period until the maturity of a Bond, the more sensitive its value will be to fluctuations in interest rates. The Sponsor cannot predict the extent or timing of such fluctuations and, accordingly, their effect upon the value of the Bonds. Additional risk factors include the ability of the issuer, or, if applicable, an insurer, to make payments of interest and principal when due, "mandatory put" features, early call provisions and the potential for changes in the tax status of the Bonds. As set forth in Part A of this Prospectus, the Trusts may contain or be concentrated in one or more of the types of bonds discussed below. The following paragraphs briefly discuss certain circumstances which may adversely affect the ability of issuers of Bonds held in the portfolio of a Trust to make payments of principal and interest thereon, and which also therefore may adversely affect the ratings of such Bonds. With respect to Insured Trusts, however, because of the insurance obtained by the Sponsor or by the issuers of the Bonds, such changes should not adversely affect an Insured Trust's receipt of principal and interest or the Standard & Poor's "AAA", the Moody's "Aaa" or the Fitch "AAA" ratings of the Bonds in the Insured Trust portfolio. The Bonds described below may be subject to special or extraordinary redemption provisions. For economic risks specific to the individual Trusts, see Part A of this Prospectus and the Appendices to the Information Supplement of this Prospectus.



    ESCROW SECURED OBLIGATIONS are typically secured by direct obligations of the U.S. Government or in some cases obligations guaranteed by the U.S. Government placed in an escrow account maintained by an independent trustee until maturity or a predetermined redemption date. These obligations are generally noncallable prior to maturity or the predetermined redemption date. In a few isolated instances, however, bonds which were thought to be escrowed to maturity have been called for redemption prior to maturity.


    HEALTH CARE FACILITY OBLIGATIONS are obligations of issuers whose revenues are derived from services provided by hospitals or other health care facilities, including nursing homes. The ability of such issuers to make debt service payments on these obligations is dependent on various factors, including occupancy levels of the facility, demand for services, wages of employees, overhead expenses, competition from other similar providers, government regulation, the cost of malpractice insurance, and the degree of governmental financial assistance, including Medicare and Medicaid.


    HOUSING OBLIGATIONS are obligations of issuers whose revenues are primarily derived from mortgage loans on single family residences or housing projects for low to moderate income families. Housing obligations are generally prepayable at any time and therefore their average life will ordinarily be less than their stated maturities. The ability of such issuers to make debt service payments on these obligations is dependent on various factors, including occupancy levels, rental income, mortgage default rates, taxes, operating expenses, governmental regulations and the appropriation of subsidies.

    INDUSTRIAL REVENUE OBLIGATIONS are industrial revenue bonds ("IRBs"), including pollution control revenue bonds, which are tax-exempt securities issued by states, municipalities, public authorities or similar entities to finance the cost of acquiring, constructing or improving various industrial projects. Debt service payment on IRBs is dependent upon various factors, including the creditworthiness of the corporate operator of the project and, if applicable, corporate guarantor, revenues generated from the project, expenses associated with the project and regulatory and environmental restrictions.


    UTILITY OBLIGATIONS are obligations of issuers whose revenues are primarily derived from the sale of several types of energy, including electric and natural gas. The ability of such issuers to make debt service payments on these obligations is dependent on various factors, including the rates for electricity and natural gas, the demand for electricity and natural gas, the degree of competition, governmental regulation, overhead expenses and variable costs, such as fuel.


    TRANSPORTATION FACILITY REVENUE OBLIGATIONS are obligations of issuers which are payable from and secured by revenues derived from the ownership and operation of airports, public transit systems and ports. The ability of issuers to make debt service payments on airport obligations is dependent on the capability of airlines to meet their obligations under use agreements. Due to increased competition, deregulation, increased fuel costs and other factors, many airlines may have difficulty meeting their obligations under these use agreements. Bonds that are secured primarily by the revenue collected by a public transit system typically are additionally secured by a pledge of sales tax receipts collected at the state or local level, or of other governmental financial assistance. The revenue of issuers of transit system obligations will be affected by variations in utilization, which in turn may be affected by the degree of local governmental subsidization, competition from other forms of transportation, and increased costs. Port authorities derive their revenues primarily from fees imposed on ships using the facilities which may fluctuate depending on the local economy and on competition from competing forms of transportation such as air, rail and trucks. The revenues of issuers which derive their payments from bridge, road or tunnel toll revenues could be adversely affected by increases in fuel costs, competition from toll-free vehicular bridges and roads and alternative modes of transportation.


    WATER AND/OR SEWERAGE OBLIGATIONS are obligations of issuers whose revenues are payable from user fees from the sale of water and/or sewerage services. The problems of such issuers include the ability to obtain rate increases, population declines, the limitations on operations and increased costs and delays attributable to environmental considerations, the difficulties obtaining new supplies of fresh water, the effect of conservation programs and "no-growth" zoning ordinances.


    UNIVERSITY AND COLLEGE REVENUE OBLIGATIONS are obligations of issuers whose revenues are derived mainly from tuition, dormitory revenues, grants and endowments. General problems faced by such issuers include declines in the number of "college" age individuals, possible inability to raise tuitions and fees, the uncertainty of continued receipt of Federal grants and state funding, and government legislation or regulations which may adversely affect the revenues or costs of such issuers.

    DEDICATED-TAX SUPPORTED OBLIGATIONS are obligations of issuers which are payable from and secured by tax revenues from a designated source, which revenues are pledged to secure the bonds. The various types of Bonds described below differ in structure and with respect to the rights of the bondholders to the underlying property. Each type of dedicated-tax supported Bond has distinct risks, only some of which are set forth below. One type of dedicated-tax supported Bond is secured by the incremental tax received on either real property or on sales within a specifically defined geographical area; such tax generally will not provide bondholders with a lien on the underlying property or revenues. Another type of dedicated-tax supported Bond is secured by a special tax levied on real property within a defined geographical area in such a manner that the tax is levied on those who benefit from the project; such bonds typically provide for a statutory lien on the underlying property for unpaid taxes. A third type of dedicated-tax supported Bond may be secured by a tax levied upon the manufacture, sale or consumption of commodities or upon the license to pursue certain occupations or upon corporate privileges within a taxing jurisdiction. As to any of these types of Bonds, the ability of the designated revenues to satisfy the interest and principal payments on such bonds may be affected by changes in the local economy, the financial success of the enterprise responsible for the payment of the taxes, the value of any property on which taxes may be assessed and the ability to collect such taxes in a timely fashion. Each of these factors will have a different affect on each distinct type of dedicated-tax supported bonds.

    MUNICIPAL LEASE OBLIGATIONS are obligations that are secured by lease payments of a governmental entity and are normally subject to annual budget appropriations of the leasing governmental entity. A governmental entity that enters into such a lease agreement cannot obligate future governments to appropriate for and make lease payments but covenants to take such action as is necessary to include any lease payments due in its budgets and to make the appropriations therefor. A governmental entity's failure to appropriate for and to make payments under its lease obligation could result in insufficient funds available for payment of the obligations secured thereby.

    ORIGINAL ISSUE DISCOUNT OBLIGATIONS AND STRIPPED OBLIGATIONS are bonds which were issued with nominal interest rates less than the rates then offered by comparable securities and as a consequence were originally sold at a discount from their face, or par, values. In a stable interest rate environment, the market value of an original issue discount bond would tend to increase more slowly in early years and in greater increments as the bond approached maturity.

    Certain of the original issue discount obligations in a Trust may be zero coupon bonds. Zero coupon bonds do not provide for the payment of any current interest; the buyer receives only the right to receive a final payment of the face amount of the bond at its maturity. Zero coupon bonds are subject to substantially greater price fluctuations during periods of changing market interest rates than are securities of comparable quality that pay interest currently.

    Original issue discount obligations, including zero coupon bonds, may be subject to redemption at prices based on the issue price plus the amount of original issue discount accreted to redemption (the "accreted value") plus, if applicable, some premium. Pursuant to such call provisions, an original issue discount bond may be called prior to its maturity date at a price less than its face value. See the "Schedule of Investments" appearing in Part A of this Prospectus for more information about the call provisions of portfolio Bonds.

    Certain of the Bonds in a Trust may be stripped obligations, which represent evidences of ownership with respect to either the principal amount of or a payment of interest on a tax-exempt obligation ("Stripped Obligations"). Each Stripped Obligation has been purchased at a discount from the amount payable at maturity. A Stripped Obligation therefore has economic characteristics similar to zero coupon bonds, as described above.

    Unitholders should consult their own tax advisers with respect to the state and local tax consequences of owning original issue discount bonds or Stripped Obligations. Under applicable provisions governing determination of state and local taxes, interest on original issue discount obligations or Stripped Obligations may be deemed to be received in the year of accrual even though there is no corresponding cash payment.

    Certain bonds may carry a "mandatory put" (also referred to as a "mandatory tender" or "mandatory repurchase") feature pursuant to which the holder of such bonds will receive payment of the full principal amount thereof on a stated date prior to the maturity date unless such holder affirmatively acts to retain the bond. The Trustee does not have the authority to act to retain Bonds with such features; accordingly, it will receive payment of the full principal amount of any such Bonds on the stated put date and such date is therefore treated as the maturity date of such Bonds in selecting Bonds for the respective Trusts and for purposes of calculating the average maturity of the Bonds in any Trust.

COMPOSITION OF TRUSTS

Each Trust initially consists of delivery statements relating to contracts to purchase Bonds (or of such Bonds) as are listed under "Schedule of Investments" in Part A of this Prospectus and, thereafter, of such Bonds as may continue to be held from time to time (including certain securities deposited in the Trust in substitution for Bonds not delivered to a Trust or in exchange or substitution for Bonds upon certain refundings), together with accrued and undistributed interest thereon and undistributed cash realized from the disposition of Bonds.


    "WHEN-ISSUED" AND "DELAYED DELIVERY" TRANSACTIONS. The contracts to purchase Bonds delivered to the Trustee represent an obligation by issuers or dealers to deliver Bonds to the Sponsor for deposit in the Trusts. Certain of the contracts relate to Bonds which have not been issued as of the Date of Deposit and which are commonly referred to as "when issued" or "when, as and if issued" Bonds. Although the Sponsor believes it unlikely, if such Bonds, or replacement bonds described below, are not acquired by a Trust or if their delivery is delayed, the Estimated Current Returns and Estimated Long Term Returns shown in Part A of this Prospectus may be reduced. Certain of the contracts for the purchase of Bonds provide for delivery dates after the date of settlement for purchases made on the Date of Deposit. Interest on such "when issued" and "delayed delivery" Bonds accrues to the benefit of Unitholders commencing with the first settlement date for the Units. However, in the opinion of counsel, Unitholders who purchase their Units prior to the date such Bonds are actually delivered to the Trustee must reduce the tax basis of their Units for interest accruing on such Bonds during the interval between their purchase of Units and the delivery of the Bonds because such amounts constitute a return of principal. As a result of such adjustment, the Estimated Current Returns set forth in Part A of this Prospectus (which are based on the Public Offering Price as of the business day prior to the Date of Deposit) may be slightly lower than that which Unitholders will receive after the first year, assuming the Portfolio does not change and estimated annual expense does not vary from that set forth under "Essential Information" in Part A of this Prospectus. Those Bonds in each Trust purchased with delivery dates after the date of settlement for purchases made on the Date of Deposit are so noted in the "Schedule of Investments" in Part A of this Prospectus.


    LIMITED REPLACEMENT OF CERTAIN BONDS. Neither the Sponsor nor the Trustee shall be liable in any way for any default, failure or defect in any Bond. In the event of a failure to deliver any Bond that has been purchased for a Trust under a contract, including those Bonds purchased on a when, as and if issued basis ("Failed Bonds"), the Sponsor is authorized under the Indenture to direct the Trustee to acquire other specified Bonds ("Replacement Bonds") to make up the original corpus of the Trust within 20 days after delivery of notice of the failed contract and the cost to the Trust (exclusive of accrued interest) may not exceed the amount of funds reserved for the purchase of the Failed Bonds. The Replacement Bonds must satisfy the criteria previously described for the Trusts and shall be substantially identical to the Failed Bonds they replace in terms of (i) the exemption from federal and state taxation; (ii) maturity and;
(iii) cost to the Trust. In addition, Replacement Bonds shall not be "when, as and if issued" Bonds. Whenever a Replacement Bond has been acquired for a Trust, the Trustee shall, within five days after the delivery thereof, mail or deliver a notice of such acquisition to all Unitholders of the Trust involved. Once the original corpus of the Trust is acquired, the Trustee will have no power to vary the investment of the Trust.

    To the extent Replacement Bonds are not acquired, the Sponsor shall refund to all Unitholders of the Trust involved the sales charge attributable to such Failed Bonds not replaced, and the principal and accrued interest attributable to such Bonds shall be distributed not more than 30 days after the determination of such failure or at such earlier time as the Trustee in its sole discretion deems to be in the interest of the Unitholders. Any such accrued interest paid to Unitholders will be paid by the Sponsor and, accordingly, will not be treated as tax-exempt income. In the event Failed Bonds in a Trust could not be replaced, the Net Annual Interest Income per Unit for such Trust would be reduced and the Estimated Current Return thereon might be lowered.

    SALE, MATURITY AND REDEMPTION OF BONDS. Certain of the Bonds may from time to time under certain circumstances be sold or redeemed or will mature in accordance with their terms. The proceeds from such events will be used to pay for Units redeemed or distributed to Unitholders and not reinvested; accordingly, no assurance can be given that a Trust will retain for any length of time its present size and composition.


    All of the Bonds in each Trust are subject to being called or redeemed in whole or in part prior to their stated maturities pursuant to the optional redemption provisions described in the "Schedule of Investments" in Part A of this Prospectus and in most cases pursuant to a sinking fund or special or extraordinary redemption provisions. See the discussion of the various types of bond issues, above, for information on the call provisions of such bonds, particularly single family mortgage revenue bonds.


    The exercise of redemption or call provisions will (except to the extent the proceeds of the called Bonds are used to pay for Unit redemptions) result in the distribution of principal and may result in a reduction in the amount of subsequent interest distributions; it may also affect the current return on Units of the Trust involved. The exercise of redemption or call provisions is more likely to occur in situations where the Bonds have an offering side evaluation which represents a premium over par (as opposed to a discount from par). (In the case of original issue discount bonds, such redemption is generally to be made at the issue price plus the amount of original issue discount accreted to the date of redemption; such price is referred to herein as "accreted value"). Because Bonds may have been valued at prices above or below par value or the then current accreted value at the time Units were purchased, Unitholders may realize gain or loss upon the redemption of portfolio Bonds. (See "WHAT IS THE TAX STATUS OF UNITHOLDERS?" and "WHEN ARE DISTRIBUTIONS MADE TO UNITHOLDERS?" in Part B and the "Schedule of Investments" in Part A of this Prospectus.)



    CERTAIN TAX MATTERS; LITIGATION. Certain of the Bonds in a Trust's portfolio may be subject to continuing requirements regarding the actual use of bond proceeds, the manner of operation of the project financed from bond proceeds or the rebate of excess earnings on bond proceeds, any of which may affect the exemption of interest on such Bonds from Federal income taxation. Although at the time of issuance of each of the Bonds in each Trust an opinion of bond counsel was rendered as to the exemption of interest on such obligations from Federal income taxation, and the issuers covenanted to comply with all requirements necessary to retain the tax-exempt status of the Bonds, there can be no assurance that the respective issuers or other obligors on such obligations will fulfill the various continuing requirements established upon issuance of the Bonds. A failure to comply with such requirements may cause a determination that interest on such obligations is subject to Federal income taxation, perhaps even retroactively from the date of issuance of such Bonds, thereby reducing the value of the Bonds and subjecting Unitholders to unanticipated tax liabilities.


    To the best knowledge of the Sponsor, there is no litigation pending as of the Date of Deposit in respect of any Bonds which might reasonably be expected to have a material adverse effect on any of the Trusts. It is possible that after the Date of Deposit, litigation may be initiated with respect to Bonds in any Trust. Any such litigation may affect the validity of such Bonds or the tax-exempt nature of the interest thereon, but while the outcome of litigation of such nature can never be entirely predicted, the opinions of bond counsel to the issuer of each Bond on the date of issuance state that such Bonds were validly issued and that the interest thereon is, to the extent indicated, exempt from Federal income tax.

WHY AND HOW ARE THE BONDS INSURED?


Insurance guaranteeing the timely payment, when due, of all principal and interest on the Bonds in each Insured Trust has been obtained by the Sponsor or by the issuers or underwriters of the Bonds from the MBIA Insurance Corporation (the "Insurer"). Certain of the Bonds in an Insured Trust may be covered by a policy or policies of insurance obtained by the issuers or underwriters of the Bonds from Municipal Bond Insurance Association (the "Association") or Bond Investors Guaranty Insurance Company ("BIG"). The claims-paying ability of both the Insurer and the Association was rated "AAA Prime Grade" by Standard & Poor's. Moody's rates all bond issues insured by either the Insurer or the Association "Aaa" and short-term loans "MIG 1." Fitch, upon request, rates all bond issues insured by the Insurer or the Association "AAA" and short-term loans "F-1." All such ratings designate the highest quality. The Insurer has issued a policy or policies of insurance covering each of the Bonds in the Insured Trusts, each policy to remain in force until the payment in full of such Bonds and whether or not the Bonds continue to be held by an Insured Trust. By the terms of each policy the Insurer will unconditionally guarantee to the holders or owners of the Bonds the payment, when due, required of the issuer of the Bonds of an amount equal to the principal of and interest on the Bonds as such payments shall become due but not be paid (except that in the event of any acceleration of the due date of principal by reason of mandatory or optional redemption, default or otherwise, the payments guaranteed will be made in such amounts and at such times as would have been due had there not been an acceleration).



    Insurance guaranteeing the timely payment, when due, of all principal and interest on certain Bonds in a Traditional Trust may have been obtained by the Sponsor, issuer or underwriter of the particular Bonds involved or by another party. Such insurance, which provides coverage substantially the same as that obtained with respect to Bonds in Insured Trusts as described above, is effective so long as the insured Bond is outstanding and the insurer remains in business. Insurance relates only to the particular Bond and not to the Units offered hereby or to their market value. Insured Bonds have received a rating of "Aaa" by Moody's, "AAA" by Fitch and/or "AAA" by Standard & Poor's in recognition of such insurance.



    If a Bond in a Traditional Trust is insured, the "Schedule of Investments" appearing in Part A of this Prospectus will identify the insurer. There can be no assurance that any insurer listed therein will be able to satisfy its commitments in the event claims are made in the future. However, Standard & Poor's, Fitch and/or Moody's have rated the claims-paying ability of each insurer "AAA," "AAA" or "Aaa," respectively.

    The Insurer is the principal operating subsidiary of MBIA, Inc., a New York Stock Exchange listed company. MBIA, Inc. is not obligated to pay the debts of or claims against the Insurer. The Insurer is domiciled in the State of New York and licensed to do business in and subject to regulation under the laws of all 50 states, the District of Columbia, the Commonwealth of Puerto Rico, the Commonwealth of the Northern Mariana Islands, the Virgin Islands of the United States and the Territory of Guam. The Insurer has two European branches, one in the Republic of France and the other in the Kingdom of Spain. New York has laws prescribing minimum capital requirements, limiting classes and concentrations of investments and requiring the approval of policy rates and forms. State laws also regulate the amount of both the aggregate and individual risks that may be insured, the payment of dividends by the insurer, changes in control and transactions among affiliates. Additionally, the Insurer is required to maintain contingency reserves on its liabilities in certain amounts and for certain periods of time.


    As of December 31, 1995 the Insurer had admitted assets of $3.8 billion (audited), total liabilities of $2.5 billion (audited), and total capital and surplus of $1.3 billion (audited) determined in accordance with statutory accounting practices prescribed or permitted by insurance regulatory authorities. As of September 30, 1996, the Insurer had admitted assets of $4.3 billion (unaudited), total liabilities of $2.9 billion (unaudited), and total capital and surplus of $1.4 billion (unaudited) determined in accordance with statutory accounting practices prescribed or permitted by insurance regulatory authorities.


    The Association is comprised of the five insurance companies set forth in the following table, which provides certain unaudited financial information with respect to each of the five insurance companies comprising the Association.


                      MUNICIPAL BOND INSURANCE ASSOCIATION
      FIVE MEMBER COMPANIES ASSETS AND POLICYHOLDERS' SURPLUS (UNAUDITED)
                             AS OF MARCH 31, 1995.
                                (000'S OMITTED)



                                                                               NEW YORK      NEW YORK       NEW YORK
                                                                              STATUTORY     STATUTORY    POLICYHOLDERS
                                                                                ASSETS     LIABILITIES      SURPLUS
                                                                             ------------  ------------  --------------
The AEtna Casualty & Surety Company........................................  $ 10,225,604  $  8,312,158  $   1,913,446
Fireman's Fund Insurance Company...........................................     7,126,217     5,116,059      2,010,158
The Travelers Indemnity Company............................................    10,461,356     8,654,130      1,807,226
CIGNA Property and Casualty Company (formerly Aetna Insurance Company).....     4,260,177     3,637,513        622,664
The Continental Insurance Company..........................................     3,060,583     2,380,723        679,860
                                                                             ------------  ------------  --------------
        Total..............................................................  $ 35,133,937  $ 28,100,583  $   7,033,354
                                                                             ------------  ------------  --------------
                                                                             ------------  ------------  --------------



    Insurance companies are subject to extensive regulation and supervision where they do business by state insurance commissioners who regulate the standards of solvency which must be maintained, the nature of and limitations on investments, reports of financial condition, and requirements regarding reserves for unearned premiums, losses and other matters. A significant portion of the assets of insurance companies is required by law to be held in reserve against potential claims on policies and is not available to general creditors. Although the federal government does not regulate the business of insurance, federal initiatives including pension regulation, controls on medical care costs, minimum standards for no-fault automobile insurance, national health insurance, tax law changes affecting life insurance companies and repeal of the antitrust exemption for the insurance business can significantly impact the insurance business.


    The above ratings are not recommendations to buy, sell or hold the Bonds, and such ratings may be subject to revision or withdrawal at any time by the rating agencies. Any downward revision or withdrawal of either or both ratings may have an adverse effect on the market price of the Bonds. See the Information Supplement--for further information concerning insurance.

    Because the insurance on the Bonds, if any, will be effective so long as the Bonds are outstanding, such insurance will be taken into account in determining the market value of the Bonds and therefore some value attributable to such insurance will be included in the value of the Units of the Insured Trusts. The insurance does not, however, guarantee the market value of the Bonds or of the Units.

HOW IS THE PUBLIC OFFERING PRICE DETERMINED?

The Public Offering Price of the Units of each Trust is equal to the Trustee's determination of the aggregate OFFERING prices of the Bonds deposited therein (minus any advancement to the principal account of the Trust made by the Trustee) plus a sales charge set forth in "Essential Information" in Part A of this Prospectus, in each case adding to the total thereof cash held by the Trust, if any, and dividing the sum so obtained by the number of Units outstanding in the Trust. See "UNIT VALUE AND EVALUATION."

    The sales charge applicable to quantity purchases is reduced on a graduated scale for sales to any purchaser of at least $50,000 or 500 Units and will be applied on whichever basis is more favorable to the purchaser. For purposes of calculating the applicable sales charge, purchasers who have indicated their intent to purchase a specified amount of Units of any Trust in the primary or secondary offering period by executing and delivering a letter of intent to the Sponsor, which letter of intent must be in a form acceptable to the Sponsor and shall have a maximum duration of thirteen months, will be eligible to receive a reduced sales charge according to the following tables based on the amount of intended aggregate purchases as expressed in the letter of intent. Due to administrative limitations and in order to permit adequate tracking, the only secondary market purchases that will be permitted to be applied toward the intended specified amount and that will receive the corresponding reduced sales charge are those Units that are acquired through or from the Sponsor. By establishing a letter of intent, a Unitholder agrees that the first purchase of Units following the execution of such letter of intent will be at least 5% of the total amount of the intended aggregate purchases expressed in such Unitholder's letter of intent. Further, through the establishment of the letter of intent, such Unitholder agrees that Units representing 5% of the total amount of the intended purchases will be held in escrow by the Trustee pending completion of these purchases. All distributions on Units held in escrow will be credited to such Unitholder's account. If total purchases prior to the expiration of the letter of intent period equal or exceed the amount specified in a Unitholder's letter of intent, the Units held in escrow will be transferred to such Unitholder's account. A Unitholder who purchases Units during the letter of intent period in excess of the number of Units specified in a Unitholder's letter of intent, the amount of which would cause the Unitholder to be eligible to receive an additional sales charge reduction, will be allowed such additional sales charge reduction on the purchase of Units which caused the Unitholder to reach such new breakpoint level and on all additional purchases of Units during the letter of intent period. If the total purchases are less than the amount specified, the Unitholder involved must pay the Sponsor an amount equal to the difference between the amounts paid for these purchases and the amounts which would have been paid if the higher sales charge had been applied; the Unitholder will, however, be entitled to any reduced sales charge qualified for by reaching any lower breakpoint level. If such Unitholder does not pay the additional amount within 20 days after written request by the Sponsor or the Unitholder's securities representative, the Sponsor will instruct the Trustee to redeem an appropriate number of the escrowed Units to meet the required payment. By establishing a letter of intent, a Unitholder irrevocably appoints the Sponsor as attorney to give instructions to redeem any or all of such Unitholder's escrowed Units, with full power of substitution in the premises. A Unitholder or his securities representative must notify the Sponsor whenever such Unitholder makes a purchase of Units that he wishes to be counted towards the intended amount. Sales charges during the primary offering period are as follows:

                                                                                                              NATIONAL AND
                                                                                                                 STATE
                                          NATIONAL AND STATE LONG TERM        LONG INTERMEDIATE TRUSTS        INTERMEDIATE
                                                     TRUSTS                                                      TRUSTS
                                          -----------------------------     -----------------------------     ------------
                                            PERCENT          PERCENT          PERCENT          PERCENT          PERCENT
                                               OF             OF NET             OF             OF NET             OF
                                            OFFERING          AMOUNT          OFFERING          AMOUNT          OFFERING
            NUMBER OF UNITS*                 PRICE           INVESTED          PRICE           INVESTED          PRICE
----------------------------------------  ------------     ------------     ------------     ------------     ------------
Less than 500...........................         4.90 %           5.152%           4.25 %           4.439%           3.90%
500 but less than 1,000.................         4.75             4.987            4.15             4.330            3.70
1,000 but less than 2,500...............         4.50             4.712            3.85             4.004            3.50
2,500 but less than 5,000...............         4.25             4.439            3.60             3.734            3.25
5,000 but less than 10,000..............         3.50             3.627            3.35             3.466            3.00
10,000 but less than 25,000.............         3.00             3.093            3.00             3.093            2.75
25,000 but less than 50,000.............         2.50             2.564            2.50             2.564            2.50
50,000 or more..........................         2.00             2.041            2.00             2.041            2.00


                                            PERCENT
                                             OF NET
                                             AMOUNT
            NUMBER OF UNITS*                INVESTED
----------------------------------------  ------------
Less than 500...........................         4.058%
500 but less than 1,000.................         3.842
1,000 but less than 2,500...............         3.627
2,500 but less than 5,000...............         3.359
5,000 but less than 10,000..............         3.093
10,000 but less than 25,000.............         2.828
25,000 but less than 50,000.............         2.564
50,000 or more..........................         2.041

                                            NATIONAL AND STATE SHORT
                                               INTERMEDIATE TRUSTS                SHORT TERM TRUSTS
                                          -----------------------------     -----------------------------
                                            PERCENT          PERCENT          PERCENT          PERCENT
                                               OF             OF NET             OF             OF NET
                                            OFFERING          AMOUNT          OFFERING          AMOUNT
            NUMBER OF UNITS*                 PRICE           INVESTED          PRICE           INVESTED
----------------------------------------  ------------     ------------     ------------     ------------
Less than 500...........................         3.00 %           3.093%           2.50 %           2.564%
500 but less than 1,000.................         2.80             2.881            2.30             2.354
1,000 but less than 2,500...............         2.60             2.670            2.10             2.145
2,500 but less than 5,000...............         2.35             2.407            1.85             1.885
5,000 but less than 10,000..............         2.10             2.145            1.60             1.626
10,000 but less than 25,000.............         1.85             1.885            1.35             1.368
25,000 but less than 50,000.............         1.80             1.833            1.25             1.266
50,000 or more..........................         1.50             1.523            1.15             1.163

*Breakpoint sales charges are computed both on a dollar basis and on the basis of the number of Units purchased, using the equivalent of 500 Units to $50,000, 2,500 Units to $250,000 etc., and will be applied on that basis which is more favorable to the purchaser.

    For "secondary market" sales the Public Offering Price per Unit of each Trust is determined by adding to the Trustee's determination of the BID price of each Bond in the Trust a sales charge determined in accordance with the table set forth below based upon the number of years remaining to the maturity of each such Bond. See "UNIT VALUE AND EVALUATION." The effect of this method of sales charge calculation will be that different sales charge rates will be applied to the various Bonds in a Trust portfolio based upon the maturities of such Bonds. As shown, the sales charge on Bonds in each maturity range (and therefore the aggregate sales charge on the purchase) is reduced with respect to purchases of at least $50,000 or 500 Units:

                                                                       AMOUNT OF PURCHASE*
                              -----------------------------------------------------------------------------------------------------
                                            $50,000      $100,000     $250,000     $500,000    $1,000,000   $2,500,000
                                UNDER          TO           TO           TO           TO           TO           TO       $5,000,000
YEARS TO MATURITY              $50,000      $99,999      $249,999     $499,999     $999,999    $2,499,999   $4,999,999    OR MORE
----------------------------------------   ----------   ----------   ----------   ----------   ----------   ----------   ----------
Less than 1...................         0           0            0            0            0            0            0            0
1 but less than 2.............     1.523 %     1.446 %      1.369 %      1.317 %      1.215 %      1.061 %       .900 %       .750 %
2 but less than 3.............     2.041       1.937        1.833        1.729        1.626        1.420        1.225        1.030
3 but less than 4.............     2.564       2.433        2.302        2.175        2.041        1.781        1.546        1.310
4 but less than 5.............     3.093       2.961        2.828        2.617        2.459        2.175        1.883        1.590
5 but less than 7.............     3.627       3.433        3.239        3.093        2.881        2.460        2.165        1.870
7 but less than 10............     4.167       3.951        3.734        3.520        3.239        2.828        2.489        2.150
10 but less than 13...........     4.712       4.467        4.221        4.004        3.788        3.253        2.842        2.430
13 but less than 16...........     5.263       4.988        4.712        4.439        4.167        3.627        3.169        2.710
16 or more....................     5.820       5.542        5.263        4.987        4.603        4.004        3.500        3.000

 *Breakpoint sales charges are computed both on a dollar basis and on the basis of the number of Units purchased, using the equivalent of 500 Units to $50,000, 2,500 Units to $250,000, etc., and will be applied on that basis which is more favorable to the purchaser.

    The secondary market sales charges above are expressed as a percent of the net amount invested; expressed as a percent of the Public Offering Price, the maximum sales charge on a Trust, for instance one consisting entirely of Bonds with 16 years or more to maturity, would be 5.50% (5.820% of the net amount invested). The actual secondary market sales charge included in the Public Offering Price of any particular Trust will depend on the maturities of the Bonds in the portfolio of such Trust.

    Pursuant to the terms of the Indenture, the Trustee may terminate a Trust if the net asset value of such Trust, as shown by any evaluation, is less than 20% of the original principal amount of the Trust.


    At all times while Units are being offered for sale, the Sponsor will appraise or cause to be appraised daily the value of the underlying Bonds in each Trust as of 4:00 p.m. eastern time, or as of any earlier closing time on a day on which the New York Stock Exchange (the "Exchange") is scheduled in advance to close at such earlier time and will adjust the Public Offering Price of the Units commensurate with such appraisal. Such Public Offering Price will be effective for all orders received by a dealer or the Sponsor at or prior to 4:00 p.m. eastern time on each such day or as of any earlier closing time on a day on which the Exchange is scheduled in advance to close at such earlier time. Orders received after that time, or on a day when the Exchange is closed for a scheduled holiday or weekend, will be held until the next determination of price.



    Accrued interest from the preceding Record Date to, but not including, the settlement date of the transaction (three business days after purchase) will be added to the Public Offering Price to determine the purchase price of Units. See "WHAT IS ACCRUED INTEREST?"


    The graduated sales charges set forth above will apply on all applicable purchases of Nuveen investment company securities on any one day by the same purchaser in the amounts stated, and for this purpose purchases of this Series will be aggregated with concurrent purchases of any other Series or of shares of any open-end management investment company of which the Sponsor is principal underwriter and with respect to the purchase of which a sales charge is imposed. Purchases by or for the account of an individual and his or her spouse and children under 21 years of age ("immediate family members") will be aggregated to determine the applicable sales charge. The graduated sales charges are also applicable to a trustee or other fiduciary purchasing securities for a single trust estate or single fiduciary account. Units may be purchased at the Public Offering Price without a sales charge by officers or directors and by bona fide, full-time employees of Nuveen, Nuveen Advisory Corp., Nuveen Institutional Advisory Corp. and The John Nuveen Company, including in each case these individuals and their immediate family members (as defined above).


    Units may be purchased in the primary market with sales charges of 1.70% of the Public Offering Price for National and State Long Term Trusts, 1.35% of the Public Offering Price for Long Intermediate Trusts, 1.20% of the Public Offering Price for National and State Intermediate Trusts, 1.0% of the Public Offering Price for National and State Short Intermediate Trusts and 1.0% of the Public Offering Price for Short Term Trusts by (1) investors who purchase Units through registered investment advisers, certified financial planners and registered broker-dealers who in each case either charge periodic fees for financial planning, investment advisory or asset management services, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed, (2) bank trust departments investing funds over which they exercise exclusive discretionary investment authority and that are held in a fiduciary, agency, custodial or similar capacity, (3) any person who for at least 90 days, has been an officer, director or bona fide employee of any firm offering Units for sale to investors or their immediate family members (as defined above) and (4) officers and directors of bank holding companies that make Units available directly or through subsidiaries or bank affiliates (collectively, the "Discounted Purchases"). In addition, such investors may purchase Units in the secondary market at the Public Offering Price for non-breakpoint purchases minus the concession the Sponsor typically allows to brokers and dealers for non-breakpoint purchases. Notwithstanding anything to the contrary in this Prospectus, investors who purchase Units as described in this paragraph will not receive sales charge reductions for quantity purchases.

    The initial or primary Public Offering Price of the Units in each Trust is based upon a pro rata share of the OFFERING prices per Unit of the Bonds in such Trust plus the applicable sales charge. The secondary market Public Offering Price of each Trust is based upon a pro rata share of the BID prices per Unit of the Bonds in such Trust plus the applicable sales charge. The OFFERING prices of Bonds in a Trust may be expected to average between 1/2% to 2% more than the BID prices of such Bonds. The difference between the bid side evaluation and the offering side evaluation of the Bonds in each Trust on the business day prior to the Date of Deposit is shown in the discussion of each Trust portfolio.

    Whether or not Units are being offered for sale, the Sponsor will determine the aggregate value of each Trust as of 4:00 p.m. eastern time: (i) on each June 30 or December 31 (or, if such date is not a business day, the last business day prior thereto), (ii) on any day on which a Unit is tendered for redemption (or the next succeeding business day if the date of tender is a non-business day) and (iii) at such other times as may be necessary. For this purpose, a "business day" shall be any day on which the Exchange is normally open. (See "UNIT VALUE AND EVALUATION.")

MARKET FOR UNITS


During the initial public offering period, the Sponsor intends to offer to purchase Units of each Trust at a price equivalent to the pro rata share per Unit of the OFFERING prices of the Bonds in such Trust (plus accrued interest). Afterward, although it is not obligated to do so, the Sponsor intends to maintain a secondary market for Units of each Trust at its own expense and continuously to offer to purchase Units of each Trust at prices, subject to change at any time, which are based upon the BID prices of Bonds in the respective portfolios of the Trusts. UNITHOLDERS WHO WISH TO DISPOSE OF THEIR UNITS SHOULD INQUIRE OF THE TRUSTEE OR THEIR BROKER AS TO THE CURRENT REDEMPTION PRICE. (See "HOW UNITS MAY BE REDEEMED WITHOUT CHARGE?") In connection with its secondary marketmaking activities, the Sponsor may from time to time enter into secondary market joint account agreements with other brokers and dealers. Pursuant to such an agreement, the Sponsor will purchase Units from the broker or dealer at the bid price and will place the Units into a joint account managed by the Sponsor; sales from the account will be made in accordance with the then current prospectus and the Sponsor and the broker or dealer will share profits and losses in the joint account in accordance with the terms of their joint account agreement.



    Certificates, if any, for Units are delivered to the purchaser as promptly after the date of settlement (three business days after purchase) as the Trustee can complete the mechanics of registration, normally within 48 hours after registration instructions are received. Purchasers of Units to whom Certificates are issued will be unable to exercise any right of redemption until they have received their Certificates, properly endorsed for transfer. (See "HOW UNITS MAY BE REDEEMED WITHOUT CHARGE?")


WHAT IS ACCRUED INTEREST?

Accrued interest is the accumulation of unpaid interest on a bond from the last day on which interest thereon was paid. Interest on Bonds in each Trust is accounted for daily on an accrual basis. For this reason, the purchase price of Units of a Trust will include not only the Public Offering Price but also the proportionate share of accrued interest to the date of settlement. Accrued interest does not include accrual of original issue discount on zero coupon bonds, Stripped Obligations or other original issue discount bonds. Interest accrues to the benefit of Unitholders commencing with the settlement date of their purchase transaction.

    In an effort to reduce the amount of accrued interest that investors would have to pay in addition to the Public Offering Price, the Trustee has agreed to advance to each Trust the amount of accrued interest due on the Bonds as of the Date of Deposit (which has been designated the first Record Date for all plans of distribution). This accrued interest will be paid to the Sponsor as the holder of record of all Units on the Date of Deposit. Consequently, the amount of accrued interest to be added to the Public Offering Price of Units will include only accrued interest from the Date of Deposit to, but not including, the date of settlement of the investor's purchase (three business days after purchase), less any distributions from the related Interest Account. The Trustee will recover its advancements (without interest or other cost to the Trusts) from interest received on the Bonds deposited in each Trust.

    The Trustee has no cash for distribution to Unitholders until it receives interest payments on the Bonds in the Trusts. Since municipal bond interest is accrued daily but paid only semi-annually, during the initial months of the Trusts, the Interest Accounts, consisting of accrued but uncollected interest and collected interest (cash), will be predominantly the uncollected accrued interest that is not available for distribution. However, due to advances by the Trustee, the Trustee will provide a first distribution between approximately 30 and 60 days after the Date of Deposit. Assuming each Trust retains its original size and composition and expenses and fees remain the same, annual interest collected and distributed will approximate the estimated Net Annual Interest Income stated herein. However, the amount of accrued interest at any point in time will be greater than the amount that the Trustee will have actually received and distributed to the Unitholders. Therefore, there will always remain an item of accrued interest that is included in the Purchase Price and the redemption price of the Units.

    Interest is accounted for daily and a proportionate share of accrued and undistributed interest computed from the preceding Record Date is added to the daily valuation of each Unit of each Trust. (See Part A of this Prospectus and "WHEN ARE DISTRIBUTIONS MADE TO UNITHOLDERS?") As Bonds mature, or are redeemed or sold, the accrued interest applicable to such bonds is collected and subsequently distributed to Unitholders. Unitholders who sell or redeem all or a portion of their Units will be paid their proportionate share of the remaining accrued interest to, but not including, the third business day following the date of sale or tender.


WHAT ARE ESTIMATED LONG TERM RETURN AND ESTIMATED CURRENT RETURN?


The Estimated Long Term Return for each Trust is a measure of the return to the investor expected to be earned over the estimated life of the Trust. The Estimated Long Term Return represents an average of the yields to maturity (or call) of the Bonds in the Trust's portfolio calculated in accordance with accepted bond practice and adjusted to reflect expenses and sales charges. Under accepted bond practice, tax-exempt bonds are customarily offered to investors on a "yield price" basis, which involves computation of yield to maturity or to an earlier call date (whichever produces the lower yield), and which takes into account not only the interest payable on the bonds but also the amortization or accretion of any premium over, or discount from, the par (maturity) value inherent in the bond's purchase price. In the calculation of Estimated Long Term Return, the average yield for a Trust's portfolio is derived by weighting each Bond's yield by the market value of the Bond and by the amount of time remaining to the date to which the Bond is priced. This weighted average yield is then adjusted to reflect estimated expenses, is compounded, and is reduced by a factor which represents the amortization of the sales charge over the expected average life of a Trust. The Estimated Long Term Return calculation does not take into account the effect of a first distribution which may be less than a regular distribution or may be paid at some point after 30 days (or a second distribution which may be less than a normal distribution for Unitholders who choose quarterly or semi-annual plans of distribution), and it also does not take into account the difference in timing of payments to Unitholders who choose quarterly or semi-annual plans of distribution, each of which will reduce the return.



    Estimated Current Return is computed by dividing the Net Annual Interest Income per Unit by the Public Offering Price. In contrast to Estimated Long Term Return, Estimated Current Return does not reflect the amortization of premium or accretion of discount, if any, on the Bonds in a Trust's portfolio. Net Annual Interest Income per Unit is calculated by dividing the annual interest income to a Trust, less estimated expenses, by the number of Units outstanding.



    Net Annual Interest Income per Unit, used to calculate Estimated Current Return, will vary with changes in fees and expenses of the Trustee and the Evaluator and with the redemption, maturity, exchange or sale of Bonds. A Unitholder's actual return may vary significantly from the Estimated Long-Term Return, based on their holding period, market interest rate changes, other factors affecting the prices of individual bonds in the portfolio, and differences between the expected remaining life of portfolio bonds and the actual length of time that they remain in a Trust; such actual holding periods may be reduced by termination of a Trust, as described in "OTHER INFORMATION." Since both the Estimated Current Return and the Estimated Long Term Return quoted herein are based on the market value of the underlying Bonds on the business day prior to the Date of Deposit, subsequent calculations of these performance measures will reflect the then current market value of the underlying Bonds and may be higher or lower. The Sponsor will provide estimated cash flow information relating to a Trust without charge to each potential investor in a Trust who receives this prospectus and makes an oral or written request to the Sponsor for such information.



    A portion of the monies received by a Trust may be treated, in the first year only, as a return of principal due to the inclusion in the Trust portfolio of "when-issued" or other Bonds having delivery dates after the date of settlement for purchases made on the Date of Deposit. A consequence of this treatment is that in the computation of Estimated Current Return for the first year, such monies are excluded from Net Annual Interest Income and treated as an adjustment to the Public Offering Price. (See "Essential Information" appearing in Part A of this Prospectus, "COMPOSITION OF TRUSTS" and "WHAT IS THE TAX STATUS OF UNITHOLDERS?")

    A comparison of tax-free and equivalent taxable estimated current returns with the returns on various taxable investments is one element to consider in making an investment decision. The Sponsor may from time to time in its advertising and sales materials compare the then current estimated returns on a Trust and returns over specified periods on other similar Nuveen Trusts with returns on taxable investments such as corporate or U.S. Government bonds, bank CD's and money market accounts or money market funds, each of which has investment characteristics that may differ from those of the Trust. U.S. Government bonds, for example, are backed by the full faith and credit of the U.S. Government and bank CD's and money market accounts are insured by an agency of the federal government. Money market accounts and money market funds provide stability of principal, but pay interest at rates that vary with the condition of the short-term debt market. The investment characteristics of the Trusts are described more fully elsewhere in the Prospectus.

HOW WAS THE PRICE OF THE BONDS DETERMINED AT THE DATE OF DEPOSIT?

The prices at which the Bonds deposited in the Trusts would have been offered to the public on the business day prior to the Date of Deposit were determined by the Trustee on the basis of an evaluation of such Bonds prepared by

Kenny S&P Evaluation Services, a division of J. J. Kenny Co., Inc. ("Kenny S&P"), a firm regularly engaged in the business of evaluating, quoting or appraising comparable bonds. With respect to Bonds in Insured Trusts and insured Bonds in Traditional Trusts, Kenny S&P evaluated the Bonds as so insured. (See "WHY AND HOW ARE THE BONDS INSURED?")


    The amount by which the Trustee's determination of the OFFERING PRICES of the Bonds deposited in the Trusts was greater or less than the cost of such Bonds to the Sponsor was PROFIT OR LOSS to the Sponsor exclusive of any underwriting profit. (See Part A of this Prospectus.) The Sponsor also may realize FURTHER PROFIT OR SUSTAIN FURTHER LOSS as a result of fluctuations in the Public Offering Price of the Units. Cash, if any, made available to the Sponsor prior to the settlement date for a purchase of Units, or prior to the acquisition of all Portfolio securities by a Trust, may be available for use in the Sponsor's business, and may be of benefit to the Sponsor.

WHAT IS THE TAX STATUS OF UNITHOLDERS?


At the respective times of issuance of the Bonds, opinions relating to the validity thereof and to the exclusion of interest thereon from Federal gross income were rendered by bond counsel to the respective issuing authorities. In addition, with respect to State Trusts, where applicable, bond counsel to the issuing authorities rendered opinions as to the exemption of interest on such Bonds, when held by residents of the state in which the issuers of such Bonds are located, from state income taxes and certain state or local intangibles and local income taxes. For a discussion of the tax status of State Trusts, see Part A of this Prospectus. Neither the Sponsor nor Chapman and Cutler has made any special review for the Trusts of the proceedings relating to the issuance of the Bonds or of the basis for the opinions rendered in connection therewith. If the interest on a Bond should be determined to be taxable, the Bond would generally have to be sold at a substantial discount. In addition, investors could be required to pay income tax on interest received prior to the date of which interest is determined to be taxable.


    Federally tax-exempt income, including income on Units of the Trusts, will be taken into consideration in computing the portion, if any, of social security benefits received that will be included in a taxpayer's gross income subject to the Federal income tax.


    Gain realized on the sale or redemption of the Bonds by the Trustee or of a Unit by a Unitholder is includable in gross income for Federal income tax purposes, and may be includable in gross income for state tax purposes. (Such gain does not include any amounts received in respect of tax-exempt accrued interest or accrued original issue discount, if any.) Sections 1288 and 1272 of the Internal Revenue Code of 1986, as amended (the "Code") provide a complex set of rules governing the accrual of original issue discount. These rules provide that original issue discount accrues either on the basis of a constant compound interest rate or ratably over the term of the Bond, depending on the date the Bond was issued. In addition, special rules apply if the purchase price of a Bond exceeds the original issue price plus the amount of original issue discount which would have previously accrued based upon its issue price (its "adjusted issue price") to prior owners. If a Bond is acquired with accrued interest, that portion of the price paid for the accrued interest is added to the tax basis of the Bond. When this accrued interest is received, it is treated as a return of capital and reduces the tax basis of the Bond. If a Bond is purchased for a premium, the amount of the premium is added to the tax basis of the Bond. Bond premium is amortized over the remaining term of the Bond, and the tax basis of the Bond is reduced each tax year by the amount of the premium amortized in that tax year. The application of these rules will also vary depending on the value of the Bond on the date a Unitholder acquires his Units and the price the Unitholder pays for his Units. Unitholders should consult with their tax advisers regarding these rules and their application.



    The "Revenue Reconciliation Act of 1993" (the "Tax Act") subjects tax-exempt bonds to the market discount rules of the Code, effective for bonds purchased after April 30, 1993. In general, market discount is the amount (if any) by which the stated redemption price at maturity exceeds an investor's purchase price (except to the extent that such difference, if any, is attributable to original issue discount not yet accrued), subject to a statutory DE MINIMIS rule. Market discount can arise based on the price the Trust pays for the Bonds or the price a Unitholder pays for his or her Units. Under the Tax Act, accretion of market discount is taxable as ordinary income; under prior law, the accretion had been treated as capital gain. Market discount that accretes while the Trust holds a Bond would be recognized as ordinary income by the Unitholders when principal payments are received on the Bond, upon sale or at redemption (including early redemption), or upon the sale or redemption of his or her Units, unless a Unitholder elects to include market discount in taxable income as it accrues. The market discount rules are complex and Unitholders should consult their tax advisors regarding these rules and their application.


    In the opinion of Chapman and Cutler, Counsel to the Sponsor, under existing law:


    (1) the Trusts are not associations taxable as corporations for Federal income tax purposes, and interest and accrued original issue discount on Bonds which is excludable from gross income under the Code will retain its status when distributed to the Unitholders; however such interest may be taken into account in computing the alternative minimum tax, an additional tax on branches of foreign corporations and the environmental tax (the "Superfund Tax"). See "CERTAIN TAX MATTERS APPLICABLE TO CORPORATE UNITHOLDERS", below;



    (2) each Unitholder of a Trust is considered to be the owner of a pro rata portion of such Trust under Subpart E, subchapter J of Chapter 1 of the Code and will have a taxable event when the Trust disposes of a Bond or when the Unitholder redeems or sells Units. Unitholders must reduce the tax basis of their Units for their share of accrued interest received by the Trust, if any, on Bonds delivered after the Unitholders pay for their Units to the extent that such interest accrued on such Bonds before the date the Trust acquired ownership of the Bonds (and the amount of this reduction may exceed the amount of accrued interest paid to the seller) during the period from the Unitholders settlement date to the date such Bonds are delivered to the respective Trusts and, consequently, such Unitholders may have an increase in taxable gain or reduction in capital loss upon the disposition of such Units. Gain or loss upon the sale or redemption of Units is measured by comparing the proceeds of such sale or redemption with the adjusted basis of the Units. If the Trustee disposes of Bonds (whether by sale, payment at maturity, redemption or otherwise), gain or loss is recognized to the Unitholder. The amount of any such gain or loss is measured by comparing the Unitholder's pro rata share of the total proceeds from such disposition with the Unitholder's basis for his or her fractional interest in the asset disposed of. In the case of a Unitholder who purchases Units, such basis (before adjustment for earned original issue discount and amortized bond premium, if any) is determined by apportioning the cost of the Units among each of the Trust assets ratably according to value as of the valuation date nearest the date of acquisition of the Units. The tax basis reduction requirements of said Code relating to amortization of bond premium may, under some circumstances, result in the Unitholder realizing a taxable gain when his or her Units are sold or redeemed for an amount less than or equal to their original cost; and



    (3) any amounts paid on defaulted Bonds held by the Trustee under policies of insurance issued with respect to such Bonds will be excludable from Federal gross income if, and to the same extent as, such interest would have been so excludable if paid in the normal course by the issuer of the defaulted Bonds provided that, at the time such policies are purchased, the amounts paid for such policies are reasonable, customary and consistent with the reasonable expectation that the issuer of the Bonds, rather than the insurer, will pay debt service on the Bonds. Paragraph (2) of this opinion is accordingly applicable to policy proceeds representing maturing interest.


In the opinion of Carter, Ledyard & Milburn, counsel to the Trustee, and, in the absence of a New York Trust from the Series, special counsel for the Series for New York tax matters, under existing law:

        Under the income tax laws of the State and City of New York, each Trust is not an association taxable as a corporation and the income of each Trust will be treated as the income of the Unitholders.

    For a summary of each opinion of special counsel to the respective State Trusts for state tax matters, see Part A of this Prospectus.


    ALL STATEMENTS IN THE PROSPECTUS CONCERNING EXCLUSION FROM GROSS INCOME FOR FEDERAL, STATE OR OTHER TAX PURPOSES ARE THE OPINION OF COUNSEL AND ARE TO BE SO CONSTRUED.



    Counsel for the Sponsor has also advised that under Section 265 of the Code, interest on indebtedness incurred or continued to purchase or carry Units of a Trust is not deductible for Federal income tax purposes. The Internal Revenue Service has taken the position that such indebtedness need not be directly traceable to the purchase or carrying of Units (however, these rules generally do not apply to interest paid on indebtedness incurred to purchase or improve a personal residence). Also, under Section 265 of the Code, certain financial institutions that acquire Units would generally not be able to deduct any of the interest expense attributable to ownership of such Units. On December 7, 1995, the U.S. Treasury Department released proposed legislation that, if enacted, would generally extend the financial institution rules to all corporations, effective for obligations acquired after the date of announcement. Investors with questions regarding this issue should consult with their tax advisers.


    In the case of certain of the Bonds in the Trust, the opinions of bond counsel indicate that interest on such Bonds received by a "substantial user" of the facilities being financed with the proceeds of these Bonds, or persons related thereto, for periods while such Bonds are held by such a user or related person, will not be excludable from Federal gross income, although interest on such Bonds received by others would be excludable from Federal gross income. "Substantial user" and "related person" are defined under the Code and U.S.
Treasury Regulations. Any person who believes that he or she may be a "substantial user" or a "related person" as so defined should contact his or her tax adviser.

    For purposes of computing the alternative minimum tax for individuals and corporations, interest on certain specified tax-exempt private activity bonds is included as a preference item. The Trusts do not include any such bonds.


    CERTAIN TAX MATTERS APPLICABLE TO CORPORATE UNITHOLDERS. In the case of certain corporations, the alternative minimum tax and the Superfund Tax depend upon the corporation's alternative minimum taxable income ("AMTI"), which is the corporation's taxable income with certain adjustments. One of the adjustment items used in computing AMTI and the Superfund Tax of a corporation (other than an S corporation, Regulated Investment Company, Real Estate Investment Trust, or REMIC) is an amount equal to 75% of the excess of such corporation's "adjusted current earnings" over an amount equal to its AMTI (before such adjustment item and the alternative tax net operating loss deduction). "Adjusted current earnings" includes all tax-exempt interest, including interest on all

Bonds in the Trust. Under current Code provisions, the Superfund Tax does not apply to tax years beginning on or after January 1, 1996. However, the Superfund Tax could be extended retroactively. Under the provisions of Section 884 of the Code, a branch profits tax is levied on the "effectively connected earnings and profits" of certain foreign corporations which include tax-exempt interest such as interest on the Bonds in the Trust. Unitholders should consult their tax advisors with respect to the particular tax consequences to them including the corporate alternative minimum tax, the Superfund Tax and the branch profits tax imposed by Section 884 of the Code.


    Ownership of the Units may result in collateral federal income tax consequences to certain taxpayers, including, without limitation, corporations subject to either the environmental tax or the branch profits tax, financial institutions, certain insurance companies, certain S corporations, individual recipients of Social Security or Railroad Retirement benefits and taxpayers who may be deemed to have incurred (or continued) indebtedness to purchase or carry tax-exempt obligations. Prospective investors should consult their tax advisers as to the applicability of any such collateral consequences.


    EXCEPT AS NOTED ABOVE AND IN PART A OF THIS PROSPECTUS, THE EXEMPTION OF INTEREST ON STATE AND LOCAL OBLIGATIONS FOR FEDERAL INCOME TAX PURPOSES DISCUSSED ABOVE DOES NOT NECESSARILY RESULT IN EXEMPTION UNDER THE INCOME OR OTHER TAX LAWS OF ANY STATE OR CITY. THE LAWS OF THE SEVERAL STATES VARY WITH RESPECT TO THE TAXATION OF SUCH OBLIGATIONS.


WHAT ARE NORMAL TRUST OPERATING EXPENSES?

No annual advisory fee is charged to the Trusts by the Sponsor. The Sponsor does, however, receive a fee as set forth in "Essential Information" in Part A of this Prospectus for regularly evaluating the Bonds and for maintaining surveillance over the portfolio. (See "UNIT VALUE AND EVALUATION.")


    The Trustee receives for ordinary recurring services an annual fee for each plan of distribution for each Trust as set forth in "Essential Information" appearing in Part A of this Prospectus. Each annual fee is per $1,000 principal amount of the underlying Bonds in a Trust for that portion of the Trust that represents a particular plan of distribution. The Trustee's fee may be periodically adjusted in response to fluctuations in short-term interest rates (reflecting the cost to the Trustee of advancing funds to a Trust to meet scheduled distributions) and may be further adjusted in accordance with the cumulative percentage increase of the United States Department of Labor's Consumer Price Index entitled "All Services Less Rent of Shelter" since the establishment of the Trusts. The Trustee has the use of funds, if any, being held in the Interest and Principal Accounts of each Trust for future distributions, payment of expenses and redemptions. These Accounts are non-interest bearing to Unitholders. Pursuant to normal banking procedures, the Trustee benefits from the use of funds held therein. Part of the Trustee's compensation for its services to the Trusts is expected to result from such use of these funds.

    Premiums for the policies of insurance obtained by the Sponsor or by the Bond issuers with respect to the Bonds in the Insured Trusts and with respect to insured Bonds in Traditional Trusts have been paid in full prior to the deposit of the Bonds in the Trusts, and the value of such insurance has been included in the evaluation of the Bonds in each Trust and accordingly in the Public Offering Price of Units of each Trust. There are no annual continuing premiums for such insurance.


    All or a portion of the expenses incurred in establishing the Trusts, including costs of preparing the registration statement, the trust indenture and other closing documents, registering Units with the Securities and Exchange Commission and states, the initial audit of each Trust portfolio, the initial evaluation, legal fees, the initial fees and expenses of the Trustee and any other non-material out-of-pocket expenses, will be paid by the Trusts and amortized over the first five years of such Trusts. The following are additional expenses of the Trusts and, when paid by or are owed to the Trustee, are secured by a lien on the assets of the Trust or Trusts to which such expenses are allocable: (1) the expenses and costs of any action undertaken by the Trustee to protect the Trusts and the rights and interests of the Unitholders; (2) all taxes and other governmental charges upon the Bonds or any part of the Trusts (no such taxes or charges are being levied or made or, to the knowledge of the Sponsor, contemplated); (3) amounts payable to the Trustee as fees for ordinary recurring services and for extraordinary non-recurring services rendered pursuant to the Indenture, all disbursements and expenses including counsel fees (including fees of bond counsel which the Trustee may retain) sustained or incurred by the Trustee in connection therewith; and (4) any losses or liabilities accruing to the Trustee without negligence, bad faith or willful misconduct on its part. The Trustee is empowered to sell Bonds in order to pay these amounts if funds are not otherwise available in the applicable Interest and Principal Accounts.


    The Indenture requires each Trust to be audited on an annual basis at the expense of the Trust by independent public accountants selected by the Sponsor. The Trustee shall not be required, however, to cause such an audit to be performed if its cost to a Trust shall exceed $.05 per Unit on an annual basis. Unitholders of a Trust covered by an audit may obtain a copy of the audited financial statements upon request.

WHEN ARE DISTRIBUTIONS MADE TO UNITHOLDERS?

Interest received by the Trustee on the Bonds in each Trust, including that part of the proceeds of any disposition of Bonds which represents accrued interest and including any insurance proceeds representing interest due on defaulted Bonds, shall be credited to the "Interest Account" of such Trust and all other moneys received by the Trustee shall be credited to the "Principal Account" of such Trust.

    The pro rata share of cash in the Principal Account in each Trust will be computed as of each semi-annual Record Date and distributions to the Unitholders as of such Record Date will be made on or shortly after the fifteenth day of the month. Proceeds received from the disposition, including sale, call or maturity, of any of the Bonds and all amounts paid with respect to zero coupon bonds and Stripped Obligations will be held in the Principal Account and either used to pay for Units redeemed or distributed on the Distribution Date following the next semi-annual Record Date. The Trustee is not required to make a distribution from the Principal Account of any Trust unless the amount available for distribution in such account equals at least ten cents per Unit.

    The pro rata share of the Interest Account in each Trust will be computed by the Trustee each month as of each Record Date and distributions will be made on or shortly after the fifteenth day of the month to Unitholders of such Trust as of the Record Date who are entitled to distributions at that time under the plan of distribution chosen. Persons who purchase Units between a Record Date and a Distribution Date will receive their first distribution on the Distribution Date following the next Record Date under the applicable plan of distribution.

    Purchasers of Units who desire to receive interest distributions on a monthly or quarterly basis may elect to do so at the time of purchase during the initial public offering period. Those indicating no choice will be deemed to have chosen the semi-annual distribution plan. All Unitholders, however, who purchase Units during the initial public offering period and who hold them of record on the first Record Date will receive the first distribution of interest. Thereafter, Record Dates for monthly distributions will be the first day of each month; Record Dates for quarterly distributions will be the first day of February, May, August and November; and Record Dates for semi-annual distributions will be the first day of May and November. See Part A of this Prospectus for details of distributions per Unit of each Trust under the various plans based upon estimated Net Annual Interest Income at the Date of Deposit. The amount of the regular distributions will generally change when Bonds are redeemed, mature or are sold or when fees and expenses increase or decrease. For the purpose of minimizing fluctuations in the distributions from the Interest Account of a Trust, the Trustee is authorized to advance such amounts as may be necessary to provide for interest distributions of approximately equal amounts. The Trustee shall be reimbursed, without interest, for any such advances from funds in the Interest Account of such Trust. The Trustee's fee takes into account the costs attributable to the outlay of capital needed to make such advances.

    The plan of distribution selected by a Unitholder will remain in effect until changed. Unitholders purchasing Units in the secondary market will initially receive distributions in accordance with the election of the prior owner. Unitholders desiring to change their plan of distribution may do so by sending a written notice requesting the change, together with any Certificate(s), to the Trustee. The notice and any Certificate(s) must be received by the Trustee not later than the semi-annual Record Date to be effective as of the semi-annual distribution following the subsequent semi-annual Record Date. Unitholders are requested to make any such changes within 45 days prior to the applicable Record Date. Certificates should only be sent by registered or certified mail to minimize the possibility of their being lost or stolen. (See "OWNERSHIP AND TRANSFER OF UNITS.")


    As of the first day of each month the Trustee will deduct from the Interest Account of a Trust or, to the extent funds are not sufficient therein, from the Principal Account of a Trust, amounts needed for payment of expenses of such Trust. The Trustee also may withdraw from said accounts such amount, if any, as it deems necessary to establish a reserve for any governmental charges payable out of such Trust. Amounts so withdrawn shall not be considered a part of a Trust's assets until such time as the Trustee shall return all or any part of such amounts to the appropriate account. In addition, the Trustee shall withdraw from the Interest Account and the Principal Account of a Trust such amounts as may be necessary to cover redemptions of Units of such Trust by the Trustee. Funds which are available for future distributions, redemptions and payment of expenses are held in accounts which are non-interest bearing to Unitholders and are available for use by the Trustee pursuant to normal banking procedures.


ACCUMULATION PLAN


The Sponsor is also the principal underwriter of several open-end mutual funds (the "Accumulation Funds") into which Unitholders may choose to reinvest Trust distributions. Unitholders may elect to reinvest principal distributions or interest and principal distributions automatically, without any sales charge. Each Accumulation Fund has investment objectives which differ in certain respects from those of the Trusts and may invest in securities which would not be eligible for deposit in the Trusts. Further information concerning the Accumulation Plan and a list of Accumulation Funds is set forth in the Information Supplement of this Prospectus, which may be obtained by contacting the Trustee at the phone number listed on the back cover of this Prospectus.

Participants may at any time, by so notifying the Trustee in writing, elect to change the Accumulation Fund into which their distributions are being reinvested, to change from principal only reinvestment to reinvestment of both principal and interest or vice versa, or to terminate their participation in the Accumulation Plan altogether and receive future distributions on their Units in cash. There will be no charge or other penalty for such change of election or termination. The character of Trust distributions for income tax purposes will remain unchanged even if they are reinvested in an Accumulation Fund.

HOW DETAILED ARE REPORTS TO UNITHOLDERS?


The Trustee shall furnish Unitholders of a Trust in connection with each distribution, a statement of the amount of interest, if any, and the amount of other receipts (received since the preceding distribution) being distributed, expressed in each case as a dollar amount representing the pro rata share of each Unit of a Trust outstanding and a year to date summary of all distributions paid on said Units. Within a reasonable period of time after the end of each calendar year, the Trustee shall furnish to each person, who at any time during the calendar year was a registered Unitholder of a Trust, a statement with respect to such Trust (i) as to the Interest Account: interest received (including amounts representing interest received upon any disposition of Bonds), and, except for any State Trust, the percentage of such interest by states in which the issuers of the Bonds are located, deductions for fees and expenses of such Trust, redemption of Units and the balance remaining after such distributions and deductions, expressed in each case both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; (ii) as to the Principal Account: the dates of disposition of any Bonds and the net proceeds received therefrom (excluding any portion representing accrued interest), the amount paid for purchase of Replacement Bonds, the amount paid upon redemption of Units, deductions for payment of applicable taxes and fees and expenses of the Trustee, and the balance remaining after such distributions and deductions expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; (iii) a list of the Bonds held and the number of Units outstanding on the last business day of such calendar year; (iv) the Unit Value based upon the last computation thereof made during such calendar year; and (v) amounts actually distributed during such calendar year from the Interest Account and from the Principal Account, separately stated, expressed both as total dollar amounts and as dollar amounts representing the pro rata share of each Unit outstanding. Each annual statement will reflect pertinent information in respect of all plans of distribution so that Unitholders may be informed regarding the results of other plans of distribution.


UNIT VALUE AND EVALUATION


The value of each Trust is determined by the Sponsor on the basis of (1) the cash on hand in the Trust or moneys in the process of being collected, (2) the value of the Bonds in the Trust based on the BID prices of the Bonds and (3) interest accrued thereon not subject to collection, LESS (1) amounts representing taxes or governmental charges payable out of the Trust and (2) the accrued expenses of the Trust. The result of such computation is divided by the number of Units of such Trust outstanding as of the date thereof to determine the per Unit value ("Unit Value") of such Trust. The Sponsor may determine the value of the Bonds in each Trust (1) on the basis of current BID prices of the Bonds obtained from dealers or brokers who customarily deal in bonds comparable to those held by a Trust, (2) if bid prices are not available for any of the Bonds, on the basis of bid prices for comparable bonds, (3) by causing the value of the Bonds to be determined by others engaged in the practice of evaluating, quoting or appraising comparable bonds or (4) by any combination of the above. Although the Unit Value of each Trust is based on the BID prices of the Bonds, the Units are sold initially to the public at the Public Offering Price based on the OFFERING prices of the Bonds.


    Because the insurance obtained by the Sponsor or by the issuers of Bonds with respect to the Bonds in the Insured Trusts and with respect to insured Bonds in Traditional Trusts is effective so long as such Bonds are outstanding, such insurance will be taken into account in determining the bid and offering prices of such Bonds and therefore some value attributable to such insurance will be included in the value of Units of Trusts that include such Bonds.

HOW UNITS OF THE TRUSTS ARE DISTRIBUTED TO THE PUBLIC


Nuveen, in addition to being the Sponsor, is the sole Underwriter of the Units. It is the intention of the Sponsor to qualify Units of National, Long Intermediate, Intermediate, Short Intermediate and Short Term Trusts for sale under the laws of substantially all of the states of the United States of America, and Units of State Trusts only in the state for which the Trust is named and selected other states.


    Promptly following the deposit of Bonds in exchange for Units of the Trusts, it is the practice of the Sponsor to place all of the Units as collateral for a letter or letters of credit from one or more commercial banks under an agreement to release such Units from time to time as needed for distribution. Under such an arrangement the Sponsor pays such banks compensation based on the then current interest rate. This is a normal warehousing arrangement during the period of distribution of the Units to public investors. To facilitate the handling of transactions, sales of Units shall be limited to transactions involving a minimum of either $5,000 or 50 Units, whichever is less. The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units.

    The  Sponsor plans to allow a discount  to brokers and dealers in connection
with  the  primary  distribution   of  Units  and   also  in  secondary   market
transactions. The primary market discounts are as follows:

                                                         DISCOUNT PER UNIT
                                --------------------------------------------------------------------
                                 NATIONAL    LONG INTER-                  SHORT INTER-
                                AND STATE      MEDIATE     INTERMEDIATE      MEDIATE     SHORT TERM
NUMBER OF UNITS*                  TRUSTS       TRUSTS         TRUSTS         TRUSTS        TRUSTS
------------------------------  ----------  -------------  -------------  -------------  -----------
Less than 500.................    $3.20         $2.90          $2.70          $2.00         $1.50
500 but less than 1,000.......     3.20         2.90           2.70           2.00          1.50
1,000 but less than 2,500.....     3.20         2.70           2.50           1.80          1.30
2,500 but less than 5,000.....     3.20         2.45           2.25           1.55          1.05
5,000 but less than 10,000....     2.50         2.45           2.25           1.55          1.05
10,000 but less than 25,000...     2.00         2.00           2.00           1.30           .80
25,000 but less than 50,000...     1.75         1.75           1.75           1.30           .60
50,000 or more................     1.75         1.50           1.50           1.00           .60

*Breakpoint sales charges and related dealer concessions are computed both on a dollar basis and on the basis of the number of Units purchased, using the equivalent of 500 Units to $50,000, 2,500 Units to $250,000 etc. and will be applied on that basis which is more favorable to the purchaser.

    The Sponsor currently intends to maintain a secondary market for Units of each Trust. See "MARKET FOR UNITS." The amount of the dealer concession on secondary market purchases of Trust Units through the Sponsor will be computed based upon the value of the Bonds in the Trust portfolio, including the sales charge computed as described in "HOW IS THE PUBLIC OFFERING PRICE DETERMINED?", and adjusted to reflect the cash position of the Trust principal account, and will vary with the size of the purchase as shown in the following table:

                                                               AMOUNT OF PURCHASE*
                            -----------------------------------------------------------------------------------------
                                        $50,000   $100,000   $250,000   $500,000   $1,000,000  $2,500,000
                              UNDER       TO         TO         TO         TO          TO          TO      $5,000,000
YEARS TO MATURITY            $50,000    $99,999   $249,999   $499,999   $999,999   $2,499,999  $4,999,999   OR MORE
--------------------------  ---------  ---------  ---------  ---------  ---------  ----------  ----------  ----------
Less than 1...............      0          0          0          0          0          0           0           0
1 but less than 2.........    1.00%      .90%       .85%       .80%       .70%        .55%       .467%       .389%
2 but less than 3.........    1.30%      1.20%      1.10%      1.00%      .90%        .73%       .634%       .538%
3 but less than 4.........    1.60%      1.45%      1.35%      1.25%      1.10%       .90%       .781%       .662%
4 but less than 5.........    2.00%      1.85%      1.75%      1.55%      1.40%      1.25%       1.082%      .914%
5 but less than 7.........    2.30%      2.15%      1.95%      1.80%      1.65%      1.50%       1.320%      1.140%
7 but less than 10........    2.60%      2.45%      2.25%      2.10%      1.95%      1.70%       1.496%      1.292%
10 but less than 13.......    3.00%      2.80%      2.60%      2.45%      2.30%      2.00%       1.747%      1.494%
13 but less than 16.......    3.25%      3.15%      3.00%      2.75%      2.50%      2.15%       1.878%      1.606%
16 or more................    3.50%      3.50%      3.40%      3.35%      3.00%      2.50%       2.185%      1.873%

 *Breakpoint sales charges and related dealer concessions are computed both on a dollar basis and on the basis of the number of Units purchased, using the equivalent of 500 Units to $50,000, 2,500 Units to $250,000, etc., and will be applied on that basis which is more favorable to the purchaser.

    The Sponsor reserves the right to change the foregoing dealer concessions from time to time.


    Registered investment advisers, certified financial planners and registered broker-dealers who in each case either charge periodic fees for financial planning, investment advisory or asset management services, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed, and bank trust departments investing funds over which they exercise exclusive discretionary investment authority and that are held in a fiduciary, agency, custodial or similar capacity, are not entitled to receive any dealer concession for any sales made to investors which qualified as "Discounted Purchases" during the primary or secondary market. (See "HOW IS THE PUBLIC OFFERING PRICE DETERMINED?")

    Certain commercial banks are making Units of the Trusts available to their customers on an agency basis. A portion of the sales charge paid by these customers is retained by or remitted to the banks in the amounts shown in the above table. The Glass-Steagall Act prohibits banks from underwriting Trust Units; the Act does, however, permit certain agency transactions and banking regulators have not indicated that these particular agency transactions are not permitted under the Act. In Texas and in certain other states, any bank making Units available must be registered as a broker-dealer under state law.

OWNERSHIP AND TRANSFER OF UNITS

The ownership of Units is evidenced by book entry positions recorded on the books and records of the Trustee unless the Unitholder expressly requests that the purchased Units be evidenced in Certificate form. The Trustee is authorized to treat as the owner of Units that person who at the time is registered as such on the books of the Trustee. Any Unitholder who holds a Certificate may change to book entry ownership by submitting to the Trustee the Certificate along with a written request that the Units represented by such Certificate be held in book entry form. Likewise, a Unitholder who holds Units in book entry form may obtain a Certificate for such Units by written request to the Trustee. Units may be held in denominations of one Unit or any multiple or fraction thereof. Fractions of Units are computed to three decimal places. Any Certificates issued will be numbered serially for identification, and are issued in fully registered form, transferable only on the books of the Trustee. Book entry Unitholders will receive a Book Entry Position Confirmation reflecting their ownership.

    For Trusts allowing optional plans of distribution, Certificates for Units will bear an appropriate notation on their face indicating which plan of distribution has been selected. When a change is made, the existing Certificates must be surrendered to the Trustee and new Certificates issued to reflect the currently effective plan of distribution. There will be no charge for this service. Holders of book entry Units can change their plan of distribution by making a written request to the Trustee, which will issue a new Book Entry Position Confirmation to reflect such change.

    Units are transferable by making a written request to the Trustee and, in the case of Units evidenced by Certificate(s), by presenting and surrendering such Certificate(s) to the Trustee, at its address listed on the back cover of this Part B of the Prospectus, properly endorsed or accompanied by a written instrument or instruments of transfer. The Certificate(s) should be sent registered or certified mail for the protection of the Unitholder. Each Unitholder must sign such written request, and such Certificate(s) or transfer instrument, exactly as his name appears on (a) the face of the Certificate(s) representing the Units to be transferred, or (b) the Book Entry Position Confirmation(s) relating to the Units to be transferred. Such signature(s) must be guaranteed by a guarantor acceptable to the Trustee. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority. Mutilated Certificates must be surrendered to the Trustee in order for a replacement Certificate to be issued. Although at the date hereof no charge is made and none is contemplated, a Unitholder may be required to pay $2.00 to the Trustee for each Certificate reissued or transfer of Units requested and to pay any governmental charge which may be imposed in connection therewith.

REPLACEMENT OF LOST, STOLEN OR DESTROYED CERTIFICATES.

    To obtain a new Certificate replacing one that has been lost, stolen, or destroyed, the Unitholder must furnish the Trustee with sufficient indemnification and pay such expenses as the Trustee may incur. This indemnification must be in the form of an Open Penalty Bond of Indemnification. The premium for such an indemnity bond may vary, but currently amounts to 1% of the market value of the Units represented by the Certificate. In the case however, of a Trust as to which notice of termination has been given, the premium currently amounts to 0.5% of the market value of the Units represented by such Certificate.

HOW UNITS MAY BE REDEEMED WITHOUT CHARGE


Unitholders may redeem all or a portion of their Units by (1) making a written request for such redemption (book entry Unitholders may use the redemption form on the reverse side of their Book Entry Position Confirmation) to the Trustee at its address listed on the back cover of this Part B of the Prospectus (redemptions of 1,000 Units or more will require a signature guarantee), (2) in the case of Units evidenced by a Certificate, by also tendering such Certificate to the Trustee, duly endorsed or accompanied by proper instruments of transfer with signatures guaranteed as explained above, or provide satisfactory indemnity required in connection with lost, stolen or destroyed Certificates and (3) payment of applicable governmental charges, if any. Certificates should be sent only by registered or certified mail to minimize the possibility of their being lost or stolen. (See "OWNERSHIP AND TRANSFER OF UNITS.") No redemption fee will be charged. A Unitholder may authorize the Trustee to honor telephone instructions for the redemption of Units held in book entry form. Units represented by Certificates may not be redeemed by telephone. The proceeds of Units redeemed by telephone will be sent by check either to the Unitholder at the address specified on his account or to a financial institution specified by the Unitholder for credit to the account of the Unitholder. A Unitholder wishing to use this method of redemption must complete a Telephone Redemption Authorization Form and furnish the Form to the Trustee. Telephone Redemption
Authorization Forms can be obtained from a Unitholder's registered representative or by calling the Trustee. Once the completed Form is on file, the Trustee will honor telephone redemption requests by any authorized person. The time a telephone redemption request is received determines the "date of tender" as discussed below. The redemption proceeds will be mailed within three business days following the telephone redemption request. Only Units held in the name of individuals may be redeemed by telephone; accounts registered in broker name, or accounts of corporations or fiduciaries (including among others, trustees, guardians, executors and administrators) may not use the telephone redemption privilege.



    On the third business day following the date of tender, the Unitholder will be entitled to receive in cash for each Unit tendered an amount equal to the Unit Value of such Trust determined by the Trustee, as of 4:00 p.m. eastern time, or as of any earlier closing time on a day on which the Exchange is scheduled in advance to close at such earlier time, on the date of tender as defined hereafter, plus accrued interest to, but not including, the third business day after the date of tender ("Redemption Price"). The price received upon redemption may be more or less than the amount paid by the Unitholder depending on the value of the Bonds on the date of tender. Unitholders should check with the Trustee or their broker to determine the Redemption Price before tendering Units.



    The "date of tender" is deemed to be the date on which the request for redemption of Units is received in proper form by the Trustee, except that as regards a redemption request received after 4:00 p.m. eastern time, or as of any earlier closing time on a day on which the Exchange is scheduled in advance to close at such earlier time, or on any day on which the Exchange is normally closed, the date of tender is the next day on which such Exchange is normally open for trading and such request will be deemed to have been made on such day and the redemption will be effected at the Redemption Price computed on that day.

    Accrued interest paid on redemption shall be withdrawn from the Interest Account of the appropriate Trust or, if the balance therein is insufficient, from the Principal Account of such Trust. All other amounts paid on redemption shall be withdrawn from the Principal Account. The Trustee is empowered to sell underlying Bonds of a Trust in order to make funds available for redemption. (See "HOW BONDS MAY BE REMOVED FROM THE TRUSTS.") Units so redeemed shall be cancelled. To the extent that Bonds are sold from a Trust, the size and diversity of such Trust will be reduced. Such sales may be required at a time when Bonds would not otherwise be sold and might result in lower prices than might otherwise be realized.


    The Redemption Price is determined on the basis of the BID prices of the Bonds in each Trust, while the initial Public Offering Price of Units will be determined on the basis of the OFFERING prices of the Bonds as of 4:00 p.m. eastern time on any day on which the Exchange is normally open for trading, or as of any earlier closing time on a day on which the Exchange is scheduled in advance to close at such earlier time, and such determination is made. As of any given time, the difference between the bid and offering prices of such Bonds may be expected to average 1/2% to 2% of principal amount. In the case of actively traded Bonds, the difference may be as little as 1/4 to 1/2 of 1%, and in the case of inactively traded Bonds such difference usually will not exceed 3%.


    The right of redemption may be suspended and payment postponed for any period during which the Securities and Exchange Commission determines that trading in the municipal bond market is restricted or an emergency exists, as a result of which disposal or evaluation of the Bonds is not reasonably practicable, or for such other periods as the Securities and Exchange Commission may by order permit.

    Under regulations issued by the Internal Revenue Service, the Trustee will be required to withhold a specified percentage of the principal amount of a Unit redemption if the Trustee has not been furnished the redeeming Unitholder's tax identification number in the manner required by such regulations. Any amount so withheld is transmitted to the Internal Revenue Service and may be recovered by the Unitholder only when filing his or her tax return. Under normal circumstances the Trustee obtains the Unitholder's tax identification number from the selling broker at the time the Certificate or Book Entry Return Confirmation is issued, and this number is printed on the Certificate or Book Entry Return Confirmation and on distribution statements. If a Unitholder's tax identification number does not appear as described above, or if it is incorrect, the Unitholder should contact the Trustee before redeeming Units to determine what action, if any, is required to avoid this "back-up withholding."

HOW UNITS MAY BE PURCHASED BY THE SPONSOR

The Trustee will notify the Sponsor of any tender of Units for redemption. If the Sponsor's bid in the secondary market at that time equals or exceeds the Redemption Price it may purchase such Units by notifying the Trustee before the close of business on the second succeeding business day and by making payment therefor to the Unitholder not later than the day on which payment would otherwise have been made by the Trustee. (See "HOW UNITS MAY BE REDEEMED WITHOUT CHARGE.") The Sponsor's current practice is to bid at the Redemption Price in the secondary market. Units held by the Sponsor may be tendered to the Trustee for redemption as any other Units.

HOW BONDS MAY BE REMOVED FROM THE TRUSTS

Bonds will be removed from a Trust as they mature or are redeemed by the issuers thereof. See Part A of this Prospectus and "RISK FACTORS" for a discussion of call provisions of portfolio Bonds.


    The Indenture also empowers the Trustee to sell Bonds for the purpose of redeeming Units tendered by any Unitholder, and for the payment of expenses for which income may not be available. Under the Indenture, the Sponsor is obligated to provide the Trustee with a current list of Bonds in each Trust to be sold in such circumstances. In deciding which Bonds should be sold the Sponsor intends to consider, among other things, such factors as: (1) market conditions; (2) market prices of the Bonds; (3) the effect on income distributions to Unitholders of the sale of various Bonds; (4) the effect on principal amount of underlying Bonds per Unit of the sale of various Bonds; (5) the financial condition of the issuers; and (6) the effect of the sale of various Bonds on the investment character of the Trust. Such sales, if required, could result in the sale of Bonds by the Trustee at prices less than original cost to the Trust. To the extent Bonds are sold, the size and diversity of such Trust will be reduced.


    In addition, the Sponsor is empowered to direct the Trustee to liquidate Bonds upon the happening of certain other events, such as default in the payment of principal and/or interest, an action of the issuer that will adversely affect its ability to continue payment of the principal of and interest on its Bonds, or an adverse change in market, revenue or credit factors affecting the investment character of the Bonds. If a default in the payment of the principal of and/or interest on any of the Bonds occurs, and if the Sponsor fails to instruct the Trustee whether to sell or continue to hold such Bonds within 30 days after notification by the Trustee to the Sponsor of such default, the Indenture provides that the Trustee shall liquidate said Bonds forthwith and shall not be liable for any loss so incurred. The Sponsor may also direct the Trustee to liquidate Bonds in a Trust if the Bonds in the Trust are the subject of an advanced refunding, generally considered to be when refunding bonds are issued and the proceeds thereof are deposited in irrevocable trust to retire the refunded Bonds on their redemption date.

    Except as stated in "COMPOSITION OF TRUSTS" regarding the limited right of substitution of Replacement Bonds for Failed Bonds, and except for refunding securities that may be exchanged for Bonds under certain conditions specified in the Indenture, the Indenture does not permit either the Sponsor or the Trustee to acquire or deposit bonds either in addition to, or in substitution for, any of the Bonds initially deposited in a Trust.

INFORMATION ABOUT THE TRUSTEE

The Trustee and its address are stated on the back cover of this Part B of the Prospectus. The Trustee is subject to supervision and examination by the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System and either the Comptroller of the Currency or state banking authorities.

LIMITATIONS ON LIABILITIES OF SPONSOR AND TRUSTEE

    The Sponsor and the Trustee shall be under no liability to Unitholders for taking any action or for refraining from any action in good faith pursuant to the Indenture, or for errors in judgment, but shall be liable only for their own negligence, lack of good faith or willful misconduct. The Trustee shall not be liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Bonds. In the event of the failure of the Sponsor to act under the Indenture, the Trustee may act thereunder and shall not be liable for any action taken by it in good faith under the Indenture.

    The Trustee shall not be liable for any taxes or other governmental charges imposed upon or in respect of the Bonds or upon the interest thereon or upon it as Trustee under the Indenture or upon or in respect of any Trust which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Indenture contains other customary provisions limiting the liability of the Trustee.

SUCCESSOR TRUSTEES AND SPONSORS

    The Trustee or any successor trustee may resign by executing an instrument of resignation in writing and filing same with the Sponsor and mailing a copy of a notice of resignation to all Unitholders then of record. Upon receiving such notice, the Sponsor is required to promptly appoint a successor trustee. If the Trustee becomes incapable of acting or is adjudged a bankrupt or insolvent, or a receiver or other public officer shall take charge of its property or affairs, the Sponsor may remove the Trustee and appoint a successor by written instrument. The resignation or removal of a trustee and the appointment of a successor trustee shall become effective only when the successor trustee accepts its appointment as such. Any successor trustee shall be a corporation authorized to exercise corporate trust powers, having capital, surplus and undivided profits of not less than $5,000,000. Any corporation into which a trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which a trustee shall be a party, shall be the successor trustee.

    If upon resignation of a trustee no successor has been appointed and has accepted the appointment within 30 days after notification, the retiring trustee may apply to a court of competent jurisdiction for the appointment of a successor.

    If the Sponsor fails to undertake any of its duties under the Indenture, and no express provision is made for action by the Trustee in such event, the Trustee may, in addition to its other powers under the Indenture (1) appoint a successor sponsor or (2) terminate the Indenture and liquidate the Trusts.

INFORMATION ABOUT THE SPONSOR


Founded in 1898, Nuveen is the oldest and largest investment banking firm specializing in the underwriting and distribution of tax-exempt securities and maintains the largest research department in the investment banking community devoted exclusively to the analysis of municipal securities. In 1961, Nuveen began sponsoring the Nuveen Tax-Free Unit Trust and since that time has issued more than $36 billion in tax-exempt unit trusts, including over $12 billion in tax-exempt insured unit trusts. In addition, Nuveen open-end and closed-end funds held approximately $35 billion in securities under management as of the date of this Statement. Over 1,000,000 individuals have invested to date in Nuveen's tax-exempt funds and trusts. Nuveen is a subsidiary of The John Nuveen Company which, in turn, is approximately 78% owned by the St. Paul Companies, Inc. ("St. Paul"). St. Paul is located in St. Paul, Minnesota and is principally engaged in providing property-liability insurance through subsidiaries. Nuveen is a member of the National Association of Securities Dealers, Inc. and the Securities Industry Association and has its principal offices located in Chicago (333 W. Wacker Drive) and New York (Swiss Bank Tower, 10 East 50th Street). Nuveen maintains 11 regional offices.


    To help advisers and investors better understand and more efficiently use an investment in the Trusts to reach their investment goals, the Sponsor may advertise and create specific investment programs and systems. For example, such activities may include presenting information on how to use an investment in the Trust, alone or in combination with an investment in other mutual funds or unit investment trusts sponsored by Nuveen, to accumulate assets for future education needs or periodic payments such as insurance premiums. The Trusts' sponsor may produce software or additional sales literature to promote the advantages of using the Trusts to meet these and other specific investor needs.

OTHER INFORMATION
AMENDMENT OF INDENTURE

    The Indenture may be amended by the Trustee and the Sponsor without the consent of any of the Unitholders (1) to cure any ambiguity or to correct or supplement any provision thereof which may be defective or inconsistent, or (2) to make such other provisions as shall not adversely affect the Unitholders, provided, however, that the Indenture may not be amended to increase the number of Units in any Trust or to permit the deposit or acquisition of bonds either in addition to, or in substitution for any of the Bonds initially deposited in any Trust except as stated in "COMPOSITION OF TRUSTS" regarding the limited right of substitution of Replacement Bonds and except for the substitution of refunding bonds under certain circumstances. The Trustee shall advise the Unitholders of any amendment promptly after execution thereof.

TERMINATION OF INDENTURE

    Each Trust may be liquidated at any time by written consent of 100% of the Unitholders or by the Trustee when the value of such Trust, as shown by any evaluation, is less than 20% of the original principal amount of such Trust and will be liquidated by the Trustee in the event that Units not yet sold aggregating more than 60% of the Units originally created are tendered for redemption by the Sponsor thereby reducing the net worth of such Trust to less than 40% of the principal amount of the Bonds originally deposited in the portfolio. (See "Essential Information" appearing in Part A of this Prospectus.) The sale of Bonds from the Trusts upon termination may result in realization of a lesser amount than might otherwise be realized if such sale were not required at such time. For this reason, among others, the amount realized by a Unitholder upon termination may be less than the principal amount of Bonds originally represented by the Units held by such Unitholder. The Indenture will terminate upon the redemption, sale or other disposition of the last Bond held thereunder, but in no event shall it continue beyond the end of the calendar year preceding the fiftieth anniversary of its execution for National and State Trusts, beyond the end of the calendar year preceding the twentieth anniversary of its execution for Long Intermediate, and Intermediate Trusts or beyond the end of the calendar year preceding the tenth anniversary of its execution for Short Intermediate and Short Term Trusts.


    Written notice of any termination specifying the time or times at which Unitholders may surrender their Certificates, if any, for cancellation shall be given by the Trustee to each Unitholder at the address appearing on the registration books of a Trust maintained by the Trustee. Within a reasonable time thereafter, the Trustee shall liquidate any Bonds in the Trust then held and shall deduct from the assets of the Trust any accrued costs, expenses or indemnities provided by the Indenture which are allocable to such Trust, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to provide for payment of any applicable taxes or other governmental charges. The Trustee shall then distribute to Unitholders of such Trust their pro rata share of the balance of the Interest and Principal
Accounts. With such distribution, the Unitholders shall be furnished a final distribution statement, in substantially the same form as the annual distribution statement, of the amount distributable. At such time as the Trustee in its sole discretion shall determine that any amounts held in reserve are no longer necessary, it shall make distribution thereof to Unitholders in the same manner.


LEGAL OPINION

    The legality of the Units offered hereby has been passed upon by Chapman and Cutler, 111 West Monroe Street, Chicago, Illinois 60603. Special counsel for the Trusts for respective state tax matters are named in "Tax Status" for each Trust appearing in Part A of this Prospectus. Carter, Ledyard & Milburn, 2 Wall Street, New York, New York 10005, has acted as counsel for the Trustee with respect to the Series, and, in the absence of a New York Trust from the Series, as special New York tax counsel for the Series.

AUDITORS

    The "Statement of Condition" and "Schedule of Investments" at Date of Deposit included in Part A of this Prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report in Part A of this Prospectus, and are included herein in reliance upon the authority of said firm as experts in giving said report.

SUPPLEMENTAL INFORMATION

    Upon written or telephonic request to the Trustee, investors will receive at no cost to the investor supplemental information about this Trust, which has been filed with the Securities and Exchange Commission and is intended to supplement information contained in Part A and Part B of this Prospectus. The supplemental information includes more detailed information concerning certain of the Bonds included in the Trusts contained in the applicable Series and more specific risk information concerning the individual state Trusts. This supplement also includes additional general information about the Sponsor and the Trusts.

                          NUVEEN  Tax-Free Unit Trusts

                              PROSPECTUS -- PART B
                                FEBRUARY 1, 1997


                 SPONSOR             John Nuveen & Co. Incorporated
                                     333 West Wacker Drive
                                     Chicago, IL 60606-1286
                                     Telephone: 312.917.7700

                                     Swiss Bank Tower
                                     10 East 50th Street
                                     New York, NY 10022
                                     212.207.2000

                 TRUSTEE             The Chase Manhattan Bank
                                     4 New York Plaza
                                     New York, NY 10004-2413
                                     800.257.8787

           LEGAL COUNSEL             Chapman and Cutler
              TO SPONSOR             111 West Monroe Street
                                     Chicago, IL 60603

             INDEPENDENT             Arthur Andersen LLP
                  PUBLIC             33 West Monroe Street
             ACCOUNTANTS             Chicago, IL 60603
          FOR THE TRUSTS


                                 --------------

           Except  as to  statements made herein  furnished by  the Trustee, the
Trustee  has  assumed   no  responsibility  for   the  accuracy,  adequacy   and
completeness of the information contained in this Prospectus.

           This Prospectus does not contain all of the information set forth in the registration statement and exhibits relating thereto, filed with the Securities and Exchange Commission, Washington, D.C., under the Securities Act of 1933, and to which reference is made.


           No person is authorized to give any information or to make representations not contained in this Prospectus or in supplemental information or sales literature prepared by the Sponsor, and any information or representation not contained therein must not be relied upon as having been authorized by either the Trusts, the Trustee or the Sponsor. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, securities in any State to any person to whom it is not lawful to make such offer in such state. The Trusts are registered as Unit Investment Trusts under the Investment Company Act of 1940, as amended. Such registration does not imply that the Trusts or any of their Units have been guaranteed, sponsored, recommended or approved by the United States or any State or agency or officer thereof.

                          NUVEEN TAX-FREE UNIT TRUSTS

                 ---------------------------------------------

                             INFORMATION SUPPLEMENT

                               NUVEEN SERIES 946

               This   Information   Supplement   provides  additional
           information concerning the structure, operations and risks of a Nuveen Tax-Free Unit Trust not found in the prospectuses for the Trusts. This Information Supplement is not a prospectus and does not include all of the information that a prospective investor should consider before investing in a Trust. This Information Supplement should be read in conjunction with the prospectus for the Trust in which an investor is considering investing ("Prospectus"). Copies of the Prospectus can be obtained by calling or writing the Trustee at the telephone number and address indicated in Part B of the Prospectus. This Information Supplement has been created to supplement information contained in the Prospectus.

               This Information Supplement is dated June 19, 1997. Capitalized terms have been defined in the Prospectus.

                               TABLE OF CONTENTS

                 ----------------------------------------------

GENERAL RISK DISCLOSURE..............................................           2
  Health Care Facility Obligations...................................           2
  Housing Obligations................................................           2
  Single Family Mortgage Revenue Bonds...............................           2
  Federally Enhanced Obligations.....................................           3
  Industrial Revenue Obligations.....................................           3
  Electric Utility Obligations.......................................           3
  Transportation Facility Revenue Bonds..............................           3
  Water and/or Sewerage Obligations..................................           4
  University and College Revenue Obligations.........................           4
  Bridge Authority and Tollroad Obligations..........................           4
  Dedicated-Tax Supported Bonds......................................           4
  Municipal Lease Bonds..............................................           4
  Original Issue Discount Bonds and Stripped Obligations.............           5
WHY AND HOW ARE THE BONDS INSURED?...................................           5
ACCUMULATION PLAN....................................................           7
INFORMATION ABOUT THE SPONSOR........................................           9
DESCRIPTION OF RATINGS...............................................          10
HOW THE TRUST COMPARES PERFORMANCE...................................          12
HOW TO CALCULATE YOUR ESTIMATED INCOME...............................          13
Appendix A -- Connecticut Disclosure.................................         A-1
Appendix B -- Virginia Disclosure....................................         B-1

GENERAL RISK DISCLOSURE

    An investment in Units of any Trust should be made with an understanding of the risks that such an investment may entail. These include the ability of the issuer, or, if applicable, an insurer, to make payments of interest and principal when due, the effects of changes in interest rates generally, early call provisions and the potential for changes in the tax status of the Bonds. As set forth in the portfolio summaries in Part A of this Prospectus, the Trusts may contain or be concentrated in one or more of the types of bonds discussed below. The following paragraphs discuss certain circumstances which may adversely affect the ability of issuers of Bonds held in the portfolio of a Trust to make payment of principal and interest thereon or which may adversely affect the ratings of such Bonds; with respect to Insured Trusts, however, because of the insurance obtained by the Sponsor or by the issuers of the Bonds, such changes should not adversely affect an Insured Trust's receipt of principal and interest, the Standard & Poor's AAA or Moody's Aaa ratings of the Bonds in the Insured Trust portfolio, or the Standard & Poor's AAA rating of the Units of each such Insured Trust. For economic risks specific to the individual Trusts, see "Risk Factors" for each Trust.

    HEALTH CARE FACILITY OBLIGATIONS. Some of the Bonds in a Trust may be obligations of issuers whose revenues are derived from services provided by hospitals or other health care facilities, including nursing homes. Ratings of bonds issued for health care facilities are sometimes based on feasibility studies that contain projections of occupancy levels, revenues and expenses. A facility's gross receipts and net income available for debt service may be affected by future events and conditions including, among other things, demand for services, the ability of the facility to provide the services required, an increasing shortage of qualified nurses or a dramatic rise in nursing salaries, physicians' confidence in the facility, management capabilities, economic developments in the service area, competition from other similar providers, efforts by insurers and governmental agencies to limit rates, legislation establishing state rate-setting agencies, expenses, government regulation, the cost and possible unavailability of malpractice insurance, and the termination or restriction of governmental financial assistance, including that associated with Medicare, Medicaid and other similar third party payor programs. Medicare reimbursements are currently calculated on a prospective basis and are not based on a provider's actual costs. Such method of reimbursement may adversely affect reimbursements to hospitals and other facilities for services provided under the Medicare program and thereby may have an adverse effect on the ability of such institutions to satisfy debt service requirements. In the event of a default upon a bond secured by hospital facilities, the limited alternative uses for such facilities may result in the recovery upon such collateral not providing sufficient funds to fully repay the bonds.

    Certain hospital bonds provide for redemption at par upon the damage, destruction or condemnation of the hospital facilities or in other special circumstances.

    HOUSING OBLIGATIONS. Some of the Bonds in a Trust may be obligations of issuers whose revenues are primarily derived from mortgage loans to housing projects for low to moderate income families. Such issues are generally characterized by mandatory redemption at par or, in the case of original issue discount bonds, accreted value in the event of economic defaults and in the event of a failure of the operator of a project to comply with certain covenants as to the operation of the project. The failure of such operator to comply with certain covenants related to the tax-exempt status of interest on the Bonds, such as provisions requiring that a specified percentage of units be rented or available for rental to low or moderate income families, potentially could cause interest on such Bonds to be subject to Federal income taxation from the date of issuance of the Bonds. The ability of such issuers to make debt service payments will be affected by events and conditions affecting financed projects, including, among other things, the achievement and maintenance of sufficient occupancy levels and adequate rental income, employment and income conditions prevailing in local labor markets, increases in taxes, utility costs and other operating expenses, the managerial ability of project managers, changes in laws and governmental regulations, the appropriation of subsidies, and social and economic trends affecting the localities in which the projects are located. Occupancy of such housing projects may be adversely affected by high rent levels and income limitations imposed under Federal and state programs.

    SINGLE FAMILY MORTGAGE REVENUE BONDS. Some of the Bonds in a Trust may be single family mortgage revenue bonds, which are issued for the purpose of acquiring from originating financial institutions notes secured by mortgages on residences located within the issuer's boundaries and owned by persons of low or moderate income. Mortgage loans are generally partially or completely prepaid prior to their final maturities as a result of events such as sale of the mortgaged premises, default, condemnation or casualty loss. Because these bonds are subject to extraordinary mandatory redemption in whole or in part from such prepayments of mortgage loans, a substantial portion of such bonds will probably be redeemed prior to their scheduled maturities or even prior to their ordinary call dates. Extraordinary mandatory redemption without premium could also result from the failure of the originating financial institutions to make mortgage loans in sufficient amounts within a specified time period. The redemption price of such issues may be more or less than the offering price of such bonds. Additionally, unusually high rates of default on the underlying mortgage loans may reduce revenues available for the payment of principal of or interest on such mortgage revenue bonds. Single family mortgage revenue bonds issued after December 31, 1980 were issued under Section 103A of the Internal Revenue Code of 1954, as amended, or Section 143 of the Internal Revenue Code of 1986, which Sections contain certain requirements relating to the use of the proceeds of such bonds in order for the interest on such bonds to retain its tax-exempt status. In each case, the issuer of the bonds has covenanted to comply with applicable requirements and bond counsel to such issuer has issued an opinion that the interest on the bonds is exempt from Federal income tax under existing laws and regulations. There can be no assurance that such continuing requirements will be satisfied; the failure to meet such requirements could cause interest on the Bonds to be subject to Federal income taxation, possibly from the date of issuance of the Bonds.

    FEDERALLY ENHANCED OBLIGATIONS. Some of the mortgages which secure the various health care or housing projects which underlie the previously discussed Health Facility, Housing, and Single Family Mortgage Revenue Obligations (the "Obligations") in a Trust may be insured by the Federal Housing Administration ("FHA"). Under FHA regulations, the maximum insurable mortgage amount cannot exceed 90% of the FHA's estimated value of the project. The FHA mortgage insurance does not constitute a guarantee of timely payment of the principal of and interest on the Obligations. Payment of mortgage insurance benefits may be
(1) less than the principal amount of Obligations outstanding or (2) delayed if disputes arise as to the amount of the payment or if certain notices are not given to the FHA within the prescribed time periods. In addition, some of the previously discussed Obligations may be secured by mortgage-backed certificates guaranteed by the Government National Mortgage Association ("GNMA"), a wholly owned corporate instrumentality of the United States, and/or the Federal National Mortgage Association ("Fannie Mae") a federally chartered and stockholder-owed corporation. GNMA and Fannie Mae guarantee timely payment of principal and interest on the mortgage-backed certificates, even where the underlying mortgage payments are not made. While such mortgage-backed certificates are often pledged to secure payment of principal and interest on the Obligations, timely payment of interest and principal on the Obligations is not insured or guaranteed by the United States, GNMA, Fannie Mae or any other governmental agency or instrumentality. The GNMA mortgage-backed certificates constitute a general obligation of the United States backed by its full faith and credit. The obligations of Fannie Mae, including its obligations under the Fannie Mae mortgage-backed securities, are obligations solely of Fannie Mae and are not backed by, or entitled to, the full faith and credit of the United States.

    INDUSTRIAL REVENUE OBLIGATIONS. Certain of the Bonds in a Trust may be industrial revenue bonds ("IRBs"), including pollution control revenue bonds, which are tax-exempt securities issued by states, municipalities, public authorities or similar entities to finance the cost of acquiring, constructing or improving various industrial projects. These projects are usually operated by corporate entities. Issuers are obligated only to pay amounts due on the IRBs to the extent that funds are available from the unexpended proceeds of the IRBs or receipts or revenues of the issuer under an arrangement between the issuer and the corporate operator of a project. The arrangement may be in the form of a lease, installment sale agreement, conditional sale agreement or loan agreement, but in each case the payments to the issuer are designed to be sufficient to meet the payments of amounts due on the IRBs. Regardless of the structure, payment of IRBs is solely dependent upon the creditworthiness of the corporate operator of the project and, if applicable, corporate guarantor. Corporate operators or guarantors may be affected by many factors which may have an adverse impact on the credit quality of the particular company or industry. These include cyclicality of revenues and earnings, regulatory and environmental restrictions, litigation resulting from accidents or environmentally-caused illnesses, extensive competition and financial deterioration resulting from a corporate restructuring pursuant to a leveraged buy-out, takeover or otherwise. Such a restructuring may result in the operator of a project becoming highly leveraged which may have an impact on such operator's creditworthiness which in turn would have an adverse impact on the rating and/or market value of such Bonds. Further, the possibility of such a restructuring may have an adverse impact on the market for and consequently the value of such Bonds, even though no actual takeover or other action is ever contemplated or effected. The IRBs in a Trust may be subject to special or extraordinary redemption provisions which may provide for redemption at par or, in the case of original issue discount bonds, accreted value. The Sponsor cannot predict the causes or likelihood of the redemption of IRBs in a Trust prior to the stated maturity of such Bonds.

    ELECTRIC UTILITY OBLIGATIONS. Some of the Bonds in a Trust may be obligations of issuers whose revenues are primarily derived from the sale of electric energy. The problems faced by such issuers include the difficulty in obtaining approval for timely and adequate rate increases from the applicable public utility commissions, the difficulty of financing large construction programs, increased competition, reductions in estimates of future demand for electricity in certain areas of the country, the limitations on operations and increased costs and delays attributable to environmental considerations, the difficulty of the capital market in absorbing utility debt, the difficulty in obtaining fuel at reasonable prices and the effect of energy conservation. All of such issuers have been experiencing certain of these problems in varying degrees. In addition, Federal, state and municipal governmental authorities may from time to time review existing, and impose additional, regulations governing the licensing, construction and operation of nuclear power plants, which may adversely affect the ability of the issuers of certain of the Bonds in a Trust to make payments of principal and/ or interest on such Bonds.

    TRANSPORTATION FACILITY REVENUE BONDS. Some of the Bonds in a Trust may be obligations of issuers which are payable from and secured by revenues derived from the ownership and operation of airports, public transit systems and ports. The major portion of an airport's gross operating income is generally derived from fees received from airlines pursuant to use agreements which consist of annual payments for airport use, occupancy of certain terminal space, service fees and leases. Airport operating income may therefore be affected by the ability of the airlines to meet their obligations under the use agreements. The air transport industry is experiencing significant variations in earnings and traffic, due to increased competition, excess capacity, increased costs, deregulation, traffic constraints and other factors, and several airlines are experiencing severe financial difficulties. In particular, facilities with use agreements involving airlines experiencing financial difficulty may experience a reduction in revenue due to the possible inability of these airlines to meet their use agreement obligations because of such financial difficulties and possible bankruptcy. The Sponsor cannot predict what effect these industry conditions may have on airport revenues which are dependent for payment on the financial condition of the airlines and their usage of the particular airport facility. Bonds that are secured primarily by the revenue collected by a public transit system typically are additionally secured by a pledge of sales tax receipts collected at the state or local level, or of other governmental financial assistance. Transit system net revenues will be affected by variations in utilization, which in turn may be affected by the degree of local governmental subsidization, demographic and population shifts, and competition from other forms of transportation; and by increased costs, including costs resulting from previous deferrals of maintenance. Port authorities derive their revenues primarily from fees imposed on ships using the facilities. The rate of utilization of such facilities may fluctuate depending on the local economy and on competition from competing forms of transportation such as air, rail and trucks.

    WATER AND/OR SEWERAGE OBLIGATIONS. Some of the Bonds in a Trust may be obligations of issuers whose revenues are derived from the sale of water and/or sewerage services. Such Bonds are generally payable from user fees. The problems of such issuers include the ability to obtain timely and adequate rate increases, population decline resulting in decreased user fees, the difficulty of financing large construction programs, the limitations on operations and increased costs and delays attributable to environmental considerations, the increasing difficulty of obtaining or discovering new supplies of fresh water, the effect of conservation programs and the impact of "no-growth" zoning ordinances. All of such issuers have been experiencing certain of these problems in varying degrees.

    UNIVERSITY AND COLLEGE REVENUE OBLIGATIONS. Some of the Bonds in a Trust may be obligations of issuers which are, or which govern the operation of, colleges and universities and whose revenues are derived mainly from tuition, dormitory revenues, grants and endowments. General problems of such issuers include the prospect of a declining percentage of the population consisting of "college" age individuals, possible inability to raise tuitions and fees sufficiently to cover increased operating costs, the uncertainty of continued receipt of Federal grants and state funding, and government legislation or regulations which may adversely affect the revenues or costs of such issuers. All of such issuers have been experiencing certain of these problems in varying degrees.

    BRIDGE AUTHORITY AND TOLLROAD OBLIGATIONS. Some of the Bonds in a Trust may be obligations of issuers which derive their payments from bridge, road or tunnel toll revenues. The revenues of such an issuer could be adversely affected by competition from toll-free vehicular bridges and roads and alternative modes of transportation. Such revenues could also be adversely affected by a reduction in the availability of fuel to motorists or significant increases in the costs thereof. Specifically, governmental regulations restricting the use of vehicles in the New York City metropolitan area may adversely affect revenues of the Triborough Bridge and Tunnel Authority.

    DEDICATED-TAX SUPPORTED BONDS. Some of the Bonds in a Trust may be obligations of issuers which are payable from and secured by tax revenues from a designated source, which revenues are pledged to secure the bonds. The various types of Bonds described below differ in structure and with respect to the rights of the bondholders to the underlying property. Each type of dedicated-tax supported Bond has distinct risks, only some of which are set forth below. One type of dedicated-tax supported Bond is secured by the incremental tax received on either real property or on sales within a specifically defined geographical area; such tax generally will not provide bondholders with a lien on the underlying property or revenues. Another type of dedicated-tax supported Bond is secured by a special tax levied on real property within a defined geographical area in such a manner that the tax is levied on those who benefit from the project; such bonds typically provide for a statutory lien on the underlying property for unpaid taxes. A third type of dedicated-tax supported Bond may be secured by a tax levied upon the manufacture, sale or consumption of commodities or upon the license to pursue certain occupations or upon corporate privileges within a taxing jurisdiction. As to any of these types of Bonds, the ability of the designated revenues to satisfy the interest and principal payments on such bonds may be affected by changes in the local economy, the financial success of the enterprise responsible for the payment of the taxes, the value of any property on which taxes may be assessed and the ability to collect such taxes in a timely fashion. Each of these factors will have a different affect on each distinct type of dedicated-tax supported bonds.

    MUNICIPAL LEASE BONDS. Some of the Bonds in a Trust may be obligations that are secured by lease payments of a governmental entity. Such payments are normally subject to annual budget appropriations of the leasing governmental entity. A governmental entity that enters into such a lease agreement cannot obligate future governments to appropriate for and make lease payments but covenants to take such action as is necessary to include any lease payments due in its budgets and to make the appropriations therefor. A governmental entity's failure to appropriate for and to make payments under its lease obligation could result in insufficient funds available for payment of the obligations secured thereby.

    ORIGINAL ISSUE DISCOUNT BONDS AND STRIPPED OBLIGATIONS. Certain of the Bonds in a Trust may be original issue discount bonds. These Bonds were issued with nominal interest rates less than the rates then offered by comparable securities and as a consequence were originally sold at a discount from their face, or par, values. This original issue discount, the difference between the initial purchase price and face value, is deemed under current law to accrue on a daily basis and the accrued portion is treated as tax-exempt interest income for federal income tax purposes. On sale or redemption, gain, if any, realized in excess of the earned portion of original issue discount will be taxable as capital gain. See "What is the Tax Status of Unitholders". The current value of an original issue discount bond reflects the present value of its face amount at maturity. In a stable interest rate environment, the market value of an original issue discount bond would tend to increase more slowly in early years and in greater increments as the bond approached maturity.

    Certain of the original issue discount bonds in a Trust may be zero coupon bonds. Zero coupon bonds do not provide for the payment of any current interest; the buyer receives only the right to receive a final payment of the face amount of the bond at its maturity. The effect of owning a zero coupon bond is that a fixed yield is earned not only on the original investment but also, in effect, on all discount earned during the life of the obligation. This implicit reinvestment of earnings at the same rate eliminates the risk of being unable to reinvest the income on such obligation at a rate as high as the implicit yield, but at the same time also eliminates the holder's ability to reinvest at higher rates in the future. For this reason, zero coupon bonds are subject to substantially greater price fluctuations during periods of changing market interest rates than are securities of comparable quality that pay interest currently.

    Original issue discount bonds, including zero coupon bonds, may be subject to redemption at prices based on the issue price plus the amount of original issue discount accreted to redemption (the "accreted value") plus, if applicable, some premium. Pursuant to such call provisions an original issue discount bond may be called prior to its maturity date at a price less than its face value. See the "Schedules of Investments" for more information about the call provisions of portfolio Bonds.

    Certain of the Bonds in a Trust may be Stripped Obligations, which represent evidences of ownership with respect to either the principal amount of or a payment of interest on a tax-exempt obligation. An obligation is "stripped" by depositing it with a custodian, which then effects a separation in ownership between the bond and any interest payment which has not yet become payable, and issues evidences of ownership with respect to such constituent parts. A Stripped Obligation therefore has economic characteristics similar to zero coupon bonds, as described above.

    Each Stripped Obligation has been purchased at a discount from the amount payable at maturity. With respect to each Unitholder, the Internal Revenue Code treats as "original issue discount" that portion of the discount which produces a yield to maturity (as of the date of purchase of the Unitholder's Units) equal to the lower of the coupon rate of interest on the underlying obligation or the yield to maturity on the basis of the purchase price of the Unitholder's Units which is allocable to each Stripped Obligation. Original issue discount which accrues with respect to a Stripped Obligation will be exempt from Federal income taxation to the same extent as interest on the underlying obligations. (See "WHAT IS THE TAX STATUS OF UNITHOLDERS?" in Part B of this Prospectus.)

    Unitholders should consult their own tax advisers with respect to the state and local tax consequences of owning original issue discount bonds or Stripped Obligations. Under applicable provisions governing determination of state and local taxes, interest on original issue discount bonds or Stripped Obligations may be deemed to be received in the year of accrual even though there is no corresponding cash payment.

WHY AND HOW ARE THE BONDS INSURED?

INSURANCE ON BONDS

INSURED TRUSTS--The Insurer's policy unconditionally and irrevocably guarantees the full and complete payment required to be made by or on behalf of the Issuer to the Paying Agent or its successor of an amount equal to (i) the principal of (either at the stated maturity or by an advancement of maturity pursuant to a mandatory sinking fund payment) and interest on, the Bonds as such payments shall become due but shall not be so paid (except that in the event of any acceleration of the due date of such principal by reason of mandatory or optional redemption or acceleration resulting from default or otherwise, other than any advancement of maturity pursuant to a mandatory sinking fund payment, the payments guaranteed by the Insurer's policy shall be made in such amounts and at such times as such payments of principal would have been due had there not been any such acceleration); and (ii) the reimbursement of any such payment which is subsequently removed from any owner of the Bonds pursuant to a final judgment by a court of competent jurisdiction that such payment constitutes an avoidable preference to such owner within the meaning of any applicable bankruptcy law (a "Preference").

    The Insurer's policy does not insure against loss of any prepayment premium which may at any time be payable with respect to any Bond. The Insurer's policy does not, under any circumstance, insure against loss relating to: (i) optional or mandatory redemptions (other than mandatory sinking fund redemptions); (ii) any payments to be made on an accelerated basis; (iii) payments of the purchase price of Bonds upon tender by an owner thereof; or (iv) any Preference relating to (i) through (iii) above. The Insurer's policy also does not insure against nonpayment of principal of or interest on the Bonds resulting from the insolvency, negligence or any other act or omission of the Paying Agent or any other paying agent for the Bonds.

    Upon receipt of telephonic or telegraphic notice, such notice subsequently confirmed in writing by registered or certified mail, or upon receipt of written notice by registered or certified mail, by the Insurer from the Paying Agent or any owner of a Bond the payment of an insured amount for which is then due, that such required payment has not been made, the Insurer on the due date of such payment or within one business day after receipt of notice of such nonpayment, whichever is later, will make a deposit of funds, in an account with State Street Bank and Trust Company, N.A., in New York, New York, or its successor, sufficient for the payment of any such insured amounts which are then due. Upon presentment and surrender of such Bonds or presentment of such other proof of ownership of the Bonds, together with any appropriate instruments of assignment to evidence the assignment of the insured amounts due on the Bonds as are paid by the Insurer, and appropriate instruments to effect the appointment of the Insurer as agent for such owners of the Bonds in any legal proceeding related to payment of insured amounts on the Bonds, such instruments being in a form satisfactory to State Street Bank and Trust Company, N.A., State Street Bank and Trust Company, N.A. shall disclose to such owners or the Paying Agent payment of the insured amounts due on such Bonds, less any amount held by the Paying Agent for the payment of such insured amounts and legally available therefor.

    The Insurer is the principal operating subsidiary of MBIA, Inc., a New York Stock Exchange listed company. MBIA Inc. is not obligated to pay the debts of or claims against the Insurer. The Insurer is domiciled in the State of New York and licensed to do business in and subject to regulation under the laws of all 50 states, the District of Columbia, the Commonwealth of Puerto Rico, the Commonwealth of the Northern Mariana Islands, the Virgin Islands of the United States and the Territory of Guam. The Insurer has two European branches, one in the Republic of France and the other in the Kingdom of Spain. New York has laws prescribing minimum capital requirements, limiting classes and concentrations of investments and requiring the approval of policy rates and forms. State laws also regulate the amount of both the aggregate and individual risks that may be insured, the payment of dividends by the Insurer, changes in control and transactions among affiliates. Additionally, the Insurer is required to maintain contingency reserves on its liabilities in certain amounts and for certain periods of time.

    As of December 31, 1996 the Insurer had admitted assets of $4.4 billion (audited), total liabilities of $3.0 billion (audited), and total capital and surplus of $1.4 billion (audited) determined in accordance with statutory accounting practices prescribed or permitted by insurance regulatory authorities. As of March 31, 1997, the Insurer had admitted assets of $4.5 billion (unaudited), total liabilities of $3.0 billion (unaudited), and total capital and surplus of $1.5 billion (unaudited) determined in accordance with statutory accounting practices prescribed or permitted by insurance regulatory authorities.

    Furthermore, copies of the Insurer's year end financial statements prepared in accordance with statutory accounting practices are available without charge from the Insurer. A copy of the Annual Report on Form 10-K of MBIA, Inc. is available from the Insurer or the Securities and Exchange Commission. The address of the Insurer is 113 King Street, Armonk, New York 10504. The telephone number of the Insurer is (914) 273-4545.

    Moody's Investors Service rates the claims paying ability of the Insurer "Aaa".

    Standard & Poor's Ratings Service, a division of the McGraw Hill Companies, Inc., rates the claims paying ability of the Insurer "AAA".

    Fitch Investors Service, L.P., rates the claims paying ability of the Insurer "AAA".

    Each rating of the Insurer should be evaluated independently. The ratings reflect the respective rating agency's current assessment of the creditworthiness of the Insurer and its ability to pay claims on its policies of insurance. Any further explanation as to the significance of the above ratings may be obtained only from the applicable rating agency.

    The above ratings are not recommendations to buy, sell or hold the Bonds, and such ratings may be subject to revision or withdrawal at any time by the rating agencies. Any downward revision or withdrawal of any of the above ratings may have an adverse effect on the market price of the Bonds. The Insurer does not guaranty the market price of the Bonds nor does it guaranty that the ratings on the Bonds will not be revised or withdrawn.

TRADITIONAL TRUSTS--Insurance guaranteeing the timely payment, when due, of all principal and interest on certain Bonds in a Traditional Trust may have been obtained by the Sponsor, issuer or underwriter of the particular Bonds involved or by another party. Such insurance, which provides coverage substantially the same as that obtained with respect to Bonds in Insured Trusts as described above, is effective so long as the insured Bond is outstanding and the insurer remains in business. Insurance relates only to the particular Bond and not to the Units offered hereby or to their market value. Insured Bonds have received a rating of "Aaa" by Moody's Investors Service, Inc. and/or "AAA" by Standard & Poor's Corporation in recognition of such insurance.

    If a Bond in a Traditional Trust is insured, the Schedule of Investments in Part A of this Prospectus will identify the insurer. Such insurance will be provided by Financial Guaranty Insurance Company ("FGIC"), AMBAC Indemnity Corporation ("AMBAC"), Bond Investors Guaranty Insurance Company, now known as MBIA Corp. of Illinois ("BIG"), Capital Guaranty Insurance Company ("CGIC"), Financial Security Assurance, Inc. ("FSA"), Municipal Bond Insurance Association (the "Association"), MBIA Insurance Corporation ("MBIA") or Connie Lee Insurance Company ("ConnieLee"). The Sponsor to date has purchased and presently intends to purchase insurance for Bonds in Traditional Trusts exclusively from MBIA (see the preceding disclosure regarding MBIA). There can be no assurance that any insurer listed therein will be able to satisfy its commitments in the event claims are made in the future. However, Standard & Poor's Corporation has rated the claims-paying ability of each insurer "AAA," and Moody's Investors Service has rated all bonds insured by each such insurer, except ConnieLee, "Aaa." Moody's Investor's Service gives no ratings for bonds insured by ConnieLee.

    Because any such insurance will be effective so long as the insured Bonds are outstanding, such insurance will be taken into account in determining the market value of such Bonds and therefore some value attributable to such insurance will be included in the value of the Units of the Trust that includes such Bonds. The insurance does not, however, guarantee the market value of the Bonds or of the Units.

ACCUMULATION PLAN

The Sponsor, John Nuveen & Co. Incorporated, is also the principal underwriter of the Accumulation Funds listed in the following table. Each of these funds is an open-end, diversified management investment company into which Unitholders may choose to reinvest Trust distributions automatically, without any sales charge. Unitholders may reinvest both interest and principal distributions or principal distributions only. Each Accumulation Fund has investment objectives which differ in certain respects from those of the Trusts and may invest in securities which would not be eligible for deposit in the Trusts. The investment adviser to each Accumulation Fund is a wholly-owned subsidiary of the Sponsor. Unitholders should contact their financial adviser or the Sponsor to determine which of the Accumulation Funds they may reinvest into, as reinvestment in certain of the Accumulation Funds may be restricted to residents of a particular state or states. Unitholders may obtain a prospectus for each Accumulation Fund through their financial adviser or through the Sponsor at (800) 621-7227. For a more detailed description, Unitholders should read the prospectus of the Accumulation Fund in which they are interested.

The following is a complete list of the Accumulation Funds currently available, as of the Date of Deposit of this Prospectus, to Unitholders under the Accumulation Plan. The list of available Accumulation Funds is subject to change without the consent of any of the Unitholders.

ACCUMULATION FUNDS

MUTUAL FUNDS

NUVEEN FLAGSHIP MUNICIPAL TRUST

      Nuveen Municipal Bond Fund
      Nuveen Insured Municipal Bond Fund
      Nuveen Flagship All-American Municipal Bond Fund
      Nuveen Flagship Limited Term Municipal Bond Fund
      Nuveen Flagship Intermediate Municipal Bond Fund

NUVEEN FLAGSHIP MULTISTATE TRUST I

      Nuveen Flagship Arizona Municipal Bond Fund
      Nuveen Flagship Colorado Municipal Bond Fund
      Nuveen Flagship Florida Municipal Bond Fund
      Nuveen Flagship Florida Intermediate Municipal Bond Fund
      Nuveen Maryland Municipal Bond Fund
      Nuveen Flagship New Mexico Municipal Bond Fund
      Nuveen Flagship Pennsylvania Municipal Bond Fund
      Nuveen Flagship Virginia Municipal Bond Fund

NUVEEN FLAGSHIP MULTISTATE TRUST II

      Nuveen California Municipal Bond Fund
      Nuveen California Insured Municipal Bond Fund
      Nuveen Flagship Connecticut Municipal Bond Fund
      Nuveen Massachusetts Municipal Bond Fund
      Nuveen Massachusetts Insured Municipal Bond Fund
      Nuveen Flagship New Jersey Municipal Bond Fund
      Nuveen Flagship New Jersey Intermediate Municipal Bond Fund
      Nuveen Flagship New York Municipal Bond Fund
      Nuveen New York Insured Municipal Bond Fund

NUVEEN FLAGSHIP MULTISTATE TRUST III

      Nuveen Flagship Alabama Municipal Bond Fund
      Nuveen Flagship Georgia Municipal Bond Fund
      Nuveen Flagship Louisiana Municipal Bond Fund
      Nuveen Flagship North Carolina Municipal Bond Fund
      Nuveen Flagship South Carolina Municipal Bond Fund
      Nuveen Flagship Tennessee Municipal Bond Fund

NUVEEN FLAGSHIP MULTISTATE TRUST IV

      Nuveen Flagship Kansas Municipal Bond Fund
      Nuveen Flagship Kentucky Municipal Bond Fund
      Nuveen Flagship Kentucky Limited Term Municipal Bond Fund
      Nuveen Flagship Michigan Municipal Bond Fund
      Nuveen Flagship Missouri Municipal Bond Fund
      Nuveen Flagship Ohio Municipal Bond Fund
      Nuveen Flagship Wisconsin Municipal Bond Fund

Flagship Utility Income Fund

Nuveen Growth and Income Stock Fund

Nuveen Balanced Stock and Bond Fund

Nuveen Balanced Municipal and Stock Fund

MONEY MARKET FUNDS

Nuveen California Tax-Free Money Market Fund

Nuveen Massachusetts Tax-Free Money Market Fund

Nuveen New York Tax-Free Money Market Fund

Nuveen Tax-Free Reserves, Inc.

Nuveen Tax-Exempt Money Market Fund, Inc.

    Each person who purchases Units of a Trust may become a participant in the Accumulation Plan and elect to have his or her distributions on Units of the Trust invested directly in shares of one of the Accumulation Funds. Reinvesting Unitholders may select any interest distribution plan. Thereafter, each distribution of interest income or principal on the participant's Units (principal only in the case of a Unitholder who has chosen to reinvest only principal distributions) will, on the applicable distribution date, or the next day on which the New York Stock Exchange is normally open ("business day") if the distribution date is not a business day, automatically be received by the transfer agent for each of the Accumulation Funds, on behalf of such participant and applied on that date to purchase shares (or fractions thereof) of the Accumulation Fund chosen at net asset value as computed as of 4:00 p.m. eastern time on each such date. All distributions will be reinvested in the Accumulation Fund chosen and no part thereof will be retained in a separate account. These purchases will be made without a sales charge.

    The Transfer Agent of the Accumulation Fund will mail to each participant in the Accumulation Plan a quarterly statement containing a record of all transactions involving purchases of Accumulation Fund shares (or fractions thereof) with Trust interest distributions or as a result of reinvestment of Accumulation Fund dividends. Any distribution of principal used to purchase shares of an Accumulation Fund will be separately confirmed by the Transfer Agent. Unitholders will also receive distribution statements from the Trustee detailing the amounts transferred to their Accumulation Fund accounts.

    Participants may at any time, by so notifying the Trustee in writing, elect to change the Accumulation Fund into which their distributions are being reinvested, to change from principal only reinvestment to reinvestment of both principal and interest or vice versa, or to terminate their participation in the Accumulation Plan altogether and receive future distributions on their Units in cash. There will be no charge or other penalty for such change of election or termination. The character of Trust distributions for income tax purposes will remain unchanged even if they are reinvested in an Accumulation Fund.

INFORMATION ABOUT THE SPONSOR

Founded in 1898, Nuveen is the oldest and largest investment banking firm specializing in the underwriting and distribution of tax-exempt securities and maintains the largest research department in the investment banking community devoted exclusively to the analysis of municipal securities. In 1961, Nuveen began sponsoring the Nuveen Tax-Free Unit Trust and since that time has issued more than $36 billion in tax-exempt unit trusts, including over $12 billion in tax-exempt insured unit trusts. The Sponsor is also principal underwriter of the registered open-end investment companies set forth herein under "Accumulation Plan" as well as for the Golden Rainbow A James Advised Mutual Fund, and acted as co-managing underwriter of Nuveen Municipal Value Fund, Inc., Nuveen California Municipal Value Fund, Inc., Nuveen New York Municipal Value Fund, Inc., Nuveen Municipal Income Fund, Inc., Nuveen Premium Income Municipal Fund, Inc., Nuveen Performance Plus Municipal Fund, Inc., Nuveen California Performance Plus Municipal Fund, Inc., Nuveen New York Performance Plus Municipal Fund, Inc., Nuveen Municipal Advantage Fund, Inc., Nuveen Municipal Market Opportunity Fund, Inc., Nuveen California Municipal Market Opportunity Fund, Inc., Nuveen Investment Quality Municipal Fund, Inc., Nuveen California Investment Quality Municipal Fund, Inc., Nuveen New York Investment Quality Municipal Fund, Inc., Nuveen Insured Quality Municipal Fund, Inc., Nuveen Florida Investment Quality Municipal Fund, Nuveen Pennsylvania Investment Quality Municipal Fund, Nuveen New Jersey Investment Quality Municipal Fund, Inc., and the Nuveen Select Quality Municipal Fund, Inc., Nuveen California Select Quality Municipal Fund, Inc., Nuveen New York Select Quality Municipal Fund, Inc., Nuveen Quality Income Municipal Fund, Inc., Nuveen Insured Municipal Opportunity Fund, Inc., Nuveen Florida Quality Income Municipal Fund, Nuveen Michigan Quality Income Municipal Fund, Inc., Nuveen Ohio Quality Income Municipal Fund, Inc., Nuveen Texas Quality Income Municipal Fund, Nuveen California Quality Income Municipal Fund, Inc., Nuveen New York Quality Income Municipal Fund, Inc., Nuveen Premier Municipal Income Fund, Inc., Nuveen Premier Insured Municipal Income Fund, Inc., Nuveen Select Tax-Free Income Portfolio, Nuveen Select Tax-Free Income Portfolio 2, Nuveen Insured California Select Tax-Free Income Portfolio, Nuveen Insured New York Select Tax-Free Income Portfolio, Nuveen Premium Income Municipal Fund 2, Inc., Nuveen Select Tax-Free Income Portfolio 3, Nuveen Select Maturities Municipal Fund, Nuveen Insured California Premium Income Municipal Fund, Inc., Nuveen Arizona Premium Income Municipal Fund, Inc., Nuveen Insured Florida Premium Income Municipal Fund, Nuveen Michigan Premium Income Municipal Fund, Inc., Nuveen New Jersey Premium Income Municipal Fund, Inc., Nuveen Insured New York Premium Income Municipal Fund, Inc., Nuveen Premium Income Municipal Fund 4, Inc., Nuveen Pennsylvania Premium Income Municipal Fund 2, Nuveen Maryland Premium Income Municipal Fund, Nuveen Virginia Premium Income Municipal Fund, Nuveen Massachusetts Premium Income Municipal Fund, Nuveen Insured California Premium Income Municipal Fund 2, Inc., Nuveen Washington Premium Income Municipal Fund, Nuveen Georgia Premium Income Municipal Fund, Nuveen Missouri Premium Income Municipal Fund, Nuveen Connecticut Premium Income Municipal Fund, Nuveen North Carolina Premium Income Municipal Fund, Nuveen California Premium Income Municipal Fund, Nuveen Insured Premium Income Municipal Fund 2, all registered closed-end management investment companies. These registered open-end and closed-end investment companies currently have approximately

$35 billion in securities under management. Over 1,000,000 individuals have invested to date in Nuveen's tax-exempt funds and trusts. Nuveen is a subsidiary of The John Nuveen Company which, in turn, is approximately 78% owned by the St. Paul Companies, Inc. ("St. Paul"). St. Paul is located in St. Paul, Minnesota and is principally engaged in providing property-liability insurance through subsidiaries. Nuveen is a member of the National Association of Securities
Dealers, Inc. and the Securities Industry Association and has its principal offices located in Chicago (333 W. Wacker Drive) and New York (Swiss Bank Tower, 10 East 50th Street). Nuveen maintains 11 regional offices.

    To help advisers and investors better understand and more efficiently use an investment in the Trust to reach their investment goals, the Trust's sponsor, John Nuveen & Co. Incorporated, may advertise and create specific investment programs and systems. For example, such activities may include presenting information on how to use an investment in the Trust, alone or in combination with an investment in other mutual funds or unit investment trusts sponsored by Nuveen, to accumulate assets for future education needs or periodic payments such as insurance premiums. The Trust's sponsor may produce software or additional sales literature to promote the advantages of using the Trust to meet these and other specific investor needs.

    The Sponsor offers a program of advertising support to registered broker-dealer firms, banks and bank affiliates ("Firms") that sell Trust Units or shares of Nuveen Open-End Mutual Funds (excluding money-market funds) ("Funds"). Under this program, the Sponsor will pay or reimburse the Firm for up to one half of specified media costs incurred in the placement of advertisements which jointly feature the Firm and the Nuveen Funds and Trusts. Reimbursements to the Firm will be based on the number of the Firm's registered representatives who have sold Fund Shares and/or Trust Units during the prior calendar year according to an established schedule. Reimbursements under this program will be made by the Sponsor and not by the Funds or Trusts.

DESCRIPTION OF RATINGS*

    STANDARD & POOR'S CORPORATION. A description of the applicable Standard & Poor's Corporation rating symbols and their meanings follows:

    A Standard & Poor's rating is a current assessment of the creditworthiness of an obligor with respect to a specific debt obligation. This assessment may take into consideration obligors such as guarantors, insurers or lessees.

    The rating is not a recommendation to purchase, sell or hold a security, inasmuch as it does not comment as to market price or suitability for a particular investor.

    The ratings are based on current information furnished by the issuer or obtained by Standard & Poor's from other sources it considers reliable. Standard & Poor's does not perform an audit in connection with any rating and may, on occasion, rely on unaudited financial information. The ratings may be changed, suspended or withdrawn as a result of changes in, or unavailability of, such information, or for other circumstances.

    The ratings are based, in varying degrees, on the following considerations:

     I. Likelihood of default--capacity and willingness of the obligor as to the timely payment of interest and repayment of principal in accordance with the terms of the obligation;

     II.  Nature of and provisions of the obligation;

    III. Protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization or other arrangements under the laws of bankruptcy and other laws affecting creditors' rights.

    AAA--This is the highest rating assigned by Standard & Poor's to a debt obligation. Capacity to pay interest and repay principal is extremely strong.

    AA--Bonds rated AA have a very strong capacity to pay interest and repay principal, and differ from the highest rated issues only in small degree.

    A--Bonds rated A have a strong capacity to pay interest and repay principal, although they are somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than bonds in higher rated categories.

    BBB--Bonds rated BBB are regarded as having an adequate capacity to pay interest and repay principal. Whereas they normally exhibit adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay interest and repay principal for bonds in this category than for bonds in the higher rated categories.

    PLUS (+) OR MINUS (-): The ratings from "AA" to "BB" may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

----------
*As published by the rating companies.

    PROVISIONAL  RATINGS:  The   letter  "p"  indicates   that  the  rating   is
provisional. A provisional rating assumes the successful completion of the project being financed by the issuance of the bonds being rated and indicates that payment of debt service requirements is largely or entirely dependent upon the successful and timely completion of the project. This rating, however, while addressing credit quality subsequent to completion of the project, makes no comment on the likelihood of, or the risk of default upon failure of, such completion. Accordingly, the investor should exercise his own judgment with respect to such likelihood and risk.

    NOTE RATINGS: A Standard & Poor's note rating reflects the liquidity concerns and market access risks unique to notes. Notes due in 3 years or less will likely receive a note rating. Notes maturing beyond 3 years will most likely receive a long-term debt rating.

    Note rating symbols are as follows:

        SP-1  Very strong  or strong  capacity to  pay principal  and  interest.
              Those   issues   determined   to   possess   overwhelming   safety
              characteristics will be given a plus (+) designation.

        SP-2  Satisfactory capacity to pay principal and interest.

    MOODY'S INVESTORS  SERVICE, INC.    A brief  description of  the  applicable
Moody's Investors Service, Inc. rating symbols and their meanings follows:

    Aaa--Bonds which are rated Aaa are judged to be the best quality. They carry the smallest degree of investment risk and are generally referred to as "gilt edge." Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues. Their safety is so absolute that, with the occasional exception of oversupply in a few specific instances, characteristically, their market value is affected solely by money market fluctuations.

    Aa--Bonds which are rated Aa are judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuations of protective elements may be of greater amplitude or there may be other elements present which make the long-term risks appear somewhat larger than in Aaa securities. Their market value is virtually immune to all but money market influences, with the occasional exception of oversupply in a few specific instances.

    A--Bonds which are rated A possess many favorable investment attributes and are to be considered as upper medium grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment sometime in the future. The market value of A-rated bonds may be influenced to some degree by economic performance during a sustained period of depressed business conditions, but, during periods of normalcy, A-rated bonds frequently move in parallel with Aaa and Aa obligations, with the occasional exception of oversupply in a few specific instances.

    Moody's bond rating symbols may contain numerical modifiers of a generic rating classification. The modifier 1 indicates that the bond ranks at the high end of its category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.

    Baa--Bonds which are rated Baa are considered as medium grade obligations, i.e., they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well. The market value of Baa-rated bonds is more sensitive to changes in economic circumstances, and aside from occasional speculative factors applying to some bonds of this class, Baa market valuations move in parallel with Aaa, Aa and A obligations during periods of economic normalcy, except in instances of oversupply.

    Con. (--)--Bonds for which the security depends upon the completion of some act or the fulfillment of some condition are rated conditionally. These are bonds secured by (a) earnings of projects under construction, (b) earnings of projects unseasoned in operation experience, (c) rentals which begin when facilities are completed, or (d) payments to which some other limiting condition attaches. Parenthetical rating denotes probable credit stature upon completion of construction or elimination of basis of condition.

NOTE RATINGS:

    MIG 1 This designation denotes best quality. There is present strong protection by established cash flows, superior liquidity support or demonstrated broad-based access to the market for refinancing.

    MIG 2 This designation denotes high quality. Margins of protection are ample although not so large as in the preceding group.

    FITCH INVESTORS SERVICE, INC. A brief description of the applicable Fitch Investors Service, Inc. rating symbols and their meanings follow:

    AAA--Bonds considered to be investment grade and of the highest credit quality. The obligor has an exceptionally strong ability to pay interest and repay principal, which is unlikely to be affected by reasonably foreseeable events.

    AA--Bonds considered to be investment grade and of very high credit quality. The obligor's ability to pay interest and repay principal is very strong, although not quite as strong as bonds rated AAA. Bonds rated in the AAA and AA categories are not significantly vulnerable to foreseeable future developments.

    A--Bonds considered to be investment grade and of high credit quality. The obligor's ability to pay interest and repay principal is considered to be strong, but may be more vulnerable to adverse changes in economic conditions and circumstances than bonds with higher ratings.

    BBB--Bonds considered to be investment grade and of satisfactory credit quality. The obligor's ability to pay interest and repay principal is considered to be adequate. Adverse changes in economic conditions and circumstances, however, are more likely to have adverse impact on these bonds, and therefore impair timely payment. The likelihood that the ratings of these bonds will fall below investment grade is higher than for bonds with higher ratings.

    To provide more detailed indications of credit quality, the AA, A and BBB ratings may be modified by the addition of a plus or minus sign to show relative standing within these major rating categories.

NOTE RATINGS:

    FIN-1 Notes assigned this rating are regarded as having the strongest degree of assurance for timely payment.

    FIN-2 Notes assigned this rating reflect a degree of assurance for timely payment only slightly less in degree than the highest category.

HOW THE TRUST COMPARES PERFORMANCE

    The Sponsor may compare the estimated returns of the Trust with the returns or yields of other tax-free and taxable investments, often on a taxable equivalent basis. In addition, the Sponsor from time to time may quote various performance measures and studies in order to compare the historical returns available from an investment in municipal securities with investments in both tax-free and taxable securities.

    In September 1995, Nuveen Research prepared one such study which compared the after-tax value of $100,000 initially invested in 1975 in various asset classes including municipal bonds, treasury bonds and corporate bonds. As indicated in the chart provided below, the 20-year study shows that municipal bonds significantly outperformed corporate and treasury bonds once the effects of taxes were factored in. In fact, over the 20-year period, municipal bond returns in dollars were more than double those of treasury bonds.

                 AFTER-TAX VALUE OF $100,000 INVESTED IN 1975*

    The graph appearing on this page of the Information Supplement compares after-tax total returns of $100,000 initially in 1975 in each of the Lehman Brothers MuniBond Index, Long-Term Treasury Index and Long-Term Corporate Index. As indicated in the graph, such an investment in the Lehman Brothers MuniBond Index, Long-Term Treasury Index and Long-Term Corporate Index would have appreciated to $448,740, $267,668, and $304,049, respectively at the end of 1994. The graph assumes all proceeds of investment are reinvested at the respective index rates at the time of reinvestment and also assumes that 20% of the assets in each category are turned over annually and proceeds are reinvested in the respective indexes. The tax rates assumed to generate the after-tax total returns were based upon the income and capital gain rates applicable each year from 1975-1994 for an investor who earned the inflation-adjusted equivalents of $400,000 in 1994. In addition, treasury returns were "grossed up" an assumed 5% to take into account the Treasuries' exemption from state income tax. The graph is for illustrative purposes only, and does not represent the return or performance of any Nuveen Tax-Free Unit Trust and is not intended to predict future results.

    * The graph compares after-tax total returns using the Lehman Brothers MuniBond Index, Long-Term Treasury Index and Long-Term Corporate Index. The graph assumes all proceeds of investment are reinvested at the respective index rates at the time of reinvestment and also assumes that 20% of the assets in each category are turned over annually and proceeds are reinvested in the respective indexes. The tax rates assumed to generate the after-tax total returns were based upon the income and capital gain rates applicable each year from 1975-1994 for an investor who earned the inflation-adjusted equivalents of $100,000 in 1994. In addition, treasury returns were "grossed up" an assumed 5% to take into account the Treasuries' exemption from state income tax. The graph is for illustrative purposes only, and does not represent the return or performance of any Nuveen Tax-Free Unit Trust and is not intended to predict future results.

    A comparison of the estimated returns of the Trust and the historic performance of municipal bonds to the returns and performance of other investments is one element to consider in making an informed investment decision. Taxable investments have investment characteristics that differ from those of the Trust. U.S. Government bonds are long-term investments backed by the full faith and credit of the U.S. Government and are subject to federal income tax but are exempt from state income taxes. Bank CDs are generally short-term FDIC insured investments, which pay fixed principal and interest but are subject to fluctuating rollover rates. Both bank CDs and corporate bonds are generally subject to both federal and state income taxes. Money market funds are short term investments with stable net asset values, fluctuating yields and special features that enhance liquidity.

HOW TO CALCULATE YOUR ESTIMATED INCOME

    The examples provided below illustrate how to calculate the estimated annual income generated by a hypothetical $10,000 investment in each respective Trust. The illustrations assume that the investment was made on the day prior to the date of deposit by an investor electing the monthly distribution plan. These hypothetical examples are for illustrative purposes only and not intended to reflect or predict the results of any actual investment.

EXAMPLE OF HOW TO CALCULATE YOUR ESTIMATED INCOME:

    CONNECTICUT TRADITIONAL TRUST 289

    $10,000                    DIVIDED  BY $102.73                     =          97.342
    Investment                           Offering price and                       # of units purchased
    (as of 06/18/97)                     accrued interest

    97.342                    X          $4.9378                       =          $480.66
    # of units purchased                 Annual income per unit                   annual income
                                         (monthly plan)

EXAMPLE OF HOW TO CALCULATE YOUR ESTIMATED INCOME:

    VIRGINIA TRADITIONAL TRUST 317

    $10,000                    DIVIDED  BY $100.76                     =          99.245
    Investment                           Offering price and                       # of units purchased
    (as of 06/18/97)                     accrued interest

    99.245                    X          $4.9299                       =          $489.27
    # of units purchased                 Annual income per unit                   annual income
                                         (monthly plan)

                                   APPENDIX A
                             CONNECTICUT DISCLOSURE

ECONOMIC FACTORS--CONNECTICUT

    The following information is only a summary of risk factors associated with Connecticut. It has been compiled from official government statements and other publicly available documents. Although the Sponsors have not independently verified the information, they have no reason to believe that it is not correct in all material respects.

    Connecticut's manufacturing industry, which has historically been of prime economic importance to the State, its municipalities and its residents, has been in decline for several years. Although Connecticut's manufacturing industry is diversified between transportation equipment (primarily aircraft engines, helicopters and submarines), non-electrical machinery, fabricated metal products and electrical machinery, defense-related business represents a relatively high proportion of manufacturing receipts. As a result, reductions in defense spending have had a substantial adverse effect on Connecticut's manufacturing industry.


    Connecticut's manufacturing employment peaked in 1970 at over 441,000 workers but had declined 36.5% by 1995. Although the loss of manufacturing jobs was partially offset by a 69.7% rise in other non-agricultural employment during the same period, Connecticut's growth in non-manufacturing employment has lagged behind the New England region and the nation as a whole. Moreover, Connecticut's largest defense contractors have announced plans to reduce their labor forces substantially over the next four years.



    From 1986 through 1996, Connecticut's unemployment rate was generally lower than the unemployment rate for the U.S. as a whole, and average per capita personal income of Connecticut residents was higher than that of residents of other states. The average unemployment rate (seasonally adjusted) of Connecticut increased from a low of 3.0% in 1988 to 7.5% in 1992 and, after a number of important changes in the method of calculation, was reported to be 5.0% in 1996. Average per capita personal income of Connecticut residents increased in every year from 1986 to 1995, rising from $19,872 to $31,776. However, pockets of significant unemployment and poverty exist in some Connecticut cities and towns, and Connecticut is now in a recession, the depth and duration of which are uncertain.


    For the four fiscal years ended June 30, 1991, the General Fund ran operating deficits of approximately $115,600,000, $28,000,000, $259,000,000 and
$808,500,000, respectively. At the end of the 1990-1991 fiscal year, the General Fund had an accumulated unappropriated deficit of $965,712,000. For the five fiscal years ended June 30, 1996, the General Fund ran operating surpluses of approximately $110,200,000, $113,500,000, $19,700,000, $80,500,000 and
$250,000,000, respectively. General Fund budgets for the biennium ending June 30, 1997, were adopted in 1995. General Fund expenditures and revenues are budgeted to be approximately $9,200,000,000, for the 1996-1997 fiscal year.

    In 1991, to address the General Fund's growing deficit, legislation was enacted by which the State imposed an income tax on individuals, trusts and estates for taxable years generally commencing in 1992. For each fiscal year starting with the 1991-1992 fiscal year, the General Fund has operated at a surplus with over 60% of the State's tax revenues being generated by the income tax and the sales and use tax. However, the State's budgeted expenditures have more than doubled from approximately $4,300,000,000 for the 1986-1987 fiscal year to approximately $9,200,000,000 for the 1996-1997 fiscal year.


    The 1991 legislation also authorized the State Treasurer to issue Economic Recovery Notes to fund the General Fund's accumulated deficit of $965,712,000 as of June 30, 1991, and during 1991 the state issued a total of $965,710,000 Economic Recovery Notes, of which $196,555,000 were outstanding as of May 1, 1997. The notes were to be payable no later than June 30, 1996, but as part of the budget adopted for the biennium ending June 30, 1997, payment of the remaining notes scheduled to be paid during the 1995-96 fiscal year was rescheduled to be paid over the four fiscal years ending June 30, 1999.



    The State's primary method for financing capital projects is through the sale of general obligation bonds. As of May 1, 1997, the State had authorized general obligation bonds totaling $8,797,072,000, of which $9,673,240,000 had been approved for issuance by the State Bond Commission, $10,813,448,000 had been issued, and $6,384,716,267 were still outstanding.


    In 1995, the State established the University of Connecticut as a separate corporate entity to issue bonds and construct certain infrastructure improvements. The improvements are to be financed by $18 million of general obligation bonds of the State and $962 million bonds of the University. The University's bonds will be secured by a state debt service commitment, the aggregate amount of which is limited to $382 million for the three fiscal years ending June 30, 1999, and $580 million for the four fiscal years ending June 30, 2005.

    In addition to the bonds described above, the State also has limited or contingent liability on a significant amount of other bonds. Such bonds have been issued by the following quasi-public agencies: the Connecticut Housing Finance Authority, the Connecticut Development Authority, the Connecticut Higher Education Supplemental Loan Authority, the

Connecticut Resources Recovery Authority and the Connecticut Health and Educational Facilities Authority. Such bonds have also been issued by the cities of Bridgeport and West Haven and the Southeastern Connecticut Water Authority. As of October 15, 1996, the State has limited or contingent liability of $3,985,400,000.

    In 1984, the State established a program to plan, construct and improve the State's transportation system (other than Bradley International Airport). The total cost of the program through June 30, 2000, is currently estimated to be $11.2 billion, to be met from federal, state, and local funds. The State expected as of October 2, 1995, to finance most of its $4.7 billion share of such cost by issuing $4.2 billion of special tax obligation ("STO") bonds. The STO bonds are payable solely from specified motor fuel taxes, motor vehicle receipts, and license, permit and fee revenues pledged therefor and credited to the Special Transportation Fund, which was established to budget and account for such revenues.

    As of October 15, 1996, the General Assembly had authorized $4,157,900,000 of such STO bonds, of which $3,594,700,000 of new money borrowings had been issued. It is anticipated that additional STO bonds will be authorized annually in amounts necessary to finance and to complete the infrastructure program. Such additional bonds may have equal rank with the outstanding bonds provided certain pledged revenue coverage requirements are met. The State expects to continue to offer bonds for this program.

    On March 29, 1990, Standard and Poors reduced its ratings of the State's general obligation bonds from AA+ to AA, and on April 9, 1990, Moody's reduced its ratings from Aa1 to Aa. On September 13, 1991, Standard & Poors further reduced its ratings of the State's general obligation bonds and certain obligations that depend in part on the creditworthiness of the State to AA-. On March 17, 1995, Fitch reduced its ratings of the State's general obligation bonds from AA+ to AA.

    The State, its officers and its employees are defendants in numerous lawsuits. Although it is not possible to determine the outcome of these lawsuits, the Attorney General has opined that an adverse decision in any of the following cases might have a significant impact on the State's financial position: (i) a class action by the Connecticut Criminal Defense Lawyers Association claiming a campaign of illegal surveillance activity and seeking damages and injunctive relief; (ii) an action on behalf of all persons with traumatic brain injury, claiming that their constitutional rights are violated by placement in State hospitals alleged not to provide adequate treatment and training, and seeking placement in community residential settings with appropriate support services and (iii) litigation involving claims by Indian tribes to a portion of the State's land area.

    As a result of litigation on behalf of black and Hispanic school children in the City of Hartford seeking "integrated education" within the Greater Hartford metropolitan area, on July 9, 1996, the State Supreme Court directed the legislature to develop appropriate measures to remedy the racial and ethnic segregation in the Hartford public schools. The fiscal impact of this decision might be significant but is not determinable at this time.

    General obligation bonds issued by municipalities are payable primarily from ad valorem taxes on property located in the municipality. A municipality's property tax base is subject to many factors outside the control of the municipality, including the decline in Connecticut's manufacturing industry. In addition to general obligation bonds backed by the full faith and credit of the municipality, certain municipal authorities finance projects by issuing bonds that are not considered to be debts of the municipality. Such bonds may be repaid only from revenues of the financed project, the revenues from which may be insufficient to service the related debt obligations.

    In recent years, certain Connecticut municipalities have experienced severe fiscal difficulties and have reported operating and accumulated deficits. The most notable of these is the City of Bridgeport, which filed a bankruptcy petition on June 7, 1991. The State opposed the petition. The United States Bankruptcy Court for the District of Connecticut held that Bridgeport has authority to file such a petition but that its petition should be dismissed on the grounds that Bridgeport was not insolvent when the petition was filed.

    Regional economic difficulties, reductions in revenues and increases in expenses could lead to further fiscal problems for the State and its political subdivisions, authorities and agencies. Difficulties in payment of debt service on borrowings could result in declines, possibly severe, in the value of their outstanding obligations, increases in their future borrowing costs, and impairment of their ability to pay debt service on their obligations.

CONNECTICUT TAXABLE ESTIMATED CURRENT RETURN TABLE

    The following tables show the approximate taxable estimated current returns for individuals that are equivalent to tax-exempt estimated current returns under combined Federal and state taxes, using published 1997 marginal Federal tax rates and marginal state tax rates currently available and scheduled to be in effect. The tables incorporate increased tax rates for higher-income taxpayers that were included in the Revenue Reconciliation Act of 1993. The table assumes that Federal taxable income is equal to state income subject to tax and that Federal adjusted gross income is equal to state adjusted gross income, and for cases in which more than one state rate falls within a Federal bracket, the state rate corresponding to the highest income within that Federal bracket is used. The combined state and Federal tax brackets shown reflect the fact that state tax payments are currently deductible for Federal tax purposes. The tables do not reflect any local taxes or any taxes other than personal income taxes. The tables illustrate what you would have to earn on taxable investments to equal the tax-exempt estimated current return for your income tax bracket. A taxpayer's marginal tax rate is affected by both his taxable income and his adjusted gross income. Locate your adjusted gross and your taxable income (which is your adjusted gross income reduced by any deductions and exemptions), then locate your tax bracket based on joint or single tax filing. Read across to the equivalent taxable estimated current return you would need to match the tax-free income.

 COMBINED MARGINAL TAX RATES FOR JOINT TAXPAYERS WITH FOUR PERSONAL EXEMPTIONS
--------------------------------------------------------------------------------

                  FEDERAL
    FEDERAL      ADJUSTED      COMBINED
    TAXABLE        GROSS       STATE AND                    TAX-FREE ESTIMATED CURRENT RETURN
    INCOME        INCOME        FEDERAL       --------------------------------------------------------------
  (1,000'S)1    (1,000'S)2     TAX RATE3      4.50%   4.75%   5.00%   5.25%   5.50%   5.75%   6.00%   6.25%
 ------------- -------------  -----------     ------  ------  ------  ------  ------  ------  ------  ------
 $     0-41.20 $     0-48.00      18.5   %     5.52    5.83    6.13    6.44    6.75    7.06    7.36    7.67
                 48.00-71.00      22.0         5.77    6.09    6.41    6.73    7.05    7.37    7.69    8.01
   41.20-99.60   48.00-71.00      34.0         6.82    7.20    7.58    7.95    8.33    8.71    9.09    9.47
                 71.0-121.20      31.0         6.52    6.88    7.25    7.61    7.97    8.33    8.70    9.06
               121.20-181.80      32.0         6.62    6.99    7.35    7.72    8.09    8.46    8.82    9.19
   99.6-151.75  71.00-121.20      34.0         6.82    7.20    7.58    7.95    8.33    8.71    9.09    9.47
               121.20-181.80      35.0         6.92    7.31    7.69    8.08    8.46    8.85    9.23    9.62
               181.80-304.30      37.5         7.20    7.60    8.00    8.40    8.80    9.20    9.60   10.00
 151.75-271.05 121.20-181.80      40.0         7.50    7.92    8.33    8.75    9.17    9.58   10.00   10.42
               181.80-304.30      43.0         7.89    8.33    8.77    9.21    9.65   10.09   10.53   10.96
                 Over 304.30      40.0   4     7.50    7.92    8.33    8.75    9.17    9.58   10.00   10.42
   Over 271.05 181.80-304.30      46.5         8.41    8.88    9.35    9.81   10.28   10.75   11.21   11.68
                 Over 304.30      43.5   5     7.96    8.41    8.85    9.29    9.73   10.18   10.62   11.06

 COMBINED MARGINAL TAX RATES FOR SINGLE TAXPAYERS WITH ONE PERSONAL EXEMPTION7
--------------------------------------------------------------------------------

                  FEDERAL
    FEDERAL      ADJUSTED      COMBINED
    TAXABLE        GROSS       STATE AND                    TAX-FREE ESTIMATED CURRENT RETURN
    INCOME        INCOME        FEDERAL       --------------------------------------------------------------
  (1,000'S)1    (1,000'S)2     TAX RATE3      4.50%   4.75%   5.00%   5.25%   5.50%   5.75%   6.00%   6.25%
 ------------- -------------  -----------     ------  ------  ------  ------  ------  ------  ------  ------
 $     0-24.65 $     0-24.00      18.5   %     5.52    5.83    6.13    6.44    6.75    7.06    7.36    7.67
                 24.00-35.00      22.0         5.77    6.09    6.41    6.73    7.05    7.37    7.69    8.01
   24.65-59.75   24.00-35.00      34.0         6.82    7.20    7.58    7.95    8.33    8.71    9.09    9.47
                35.00-121.20      31.0         6.52    6.88    7.25    7.61    7.97    8.33    8.70    9.06
  59.75-124.65  35.00-121.20      34.0         6.82    7.20    7.58    7.95    8.33    8.71    9.09    9.47
               121.20-243.70      35.5         6.98    7.36    7.75    8.14    8.53    8.91    9.30    9.69
 124.65-271.05 121.20-243.70      40.5         7.56    7.98    8.40    8.82    9.24    9.66   10.08   10.50
                 Over 243.70      40.0   4     7.50    7.92    8.33    8.75    9.17    9.58   10.00   10.42
   Over 271.05   Over 243.70      43.5   5     7.96    8.41    8.85    9.29    9.73   10.18   10.62   11.06

------------------

       1 The Connecticut Income Tax is based on Connecticut taxable income, which is not tied to Federal taxable income. Connecticut taxable income is equal to Connecticut adjusted gross income ("CAGI") (which is Federal adjusted gross income with certain modifications) minus the allowable personal exemption ($12,000 in the case of single individuals; $24,000 for married persons filing jointly). The Connecticut Income Tax provides for a personal exemption phase-out, which essentially doubles the effective marginal Connecticut Income Tax rate for single taxpayers whose CAGI is between $24,000 and $35,001 at which point the personal exemption is completely phased out. For married taxpayers filing a joint return, the effective marginal Connecticut Income Tax rate is doubled where CAGI is between $48,000 and $71,001, at which point the personal exemption is completely phased out. In addition, as reflected in the rates shown, the Connecticut Income Tax provides for a tax credit (at varying percentages depending on the taxpayer's CAGI) against the income tax which is based on CAGI and, in effect, varies the income tax rate for taxpayers. Investors should consult their own tax advisors regarding the effect of the credit on marginal tax rates at specific CAGI levels.

       2 It is assumed that CAGI is equal to Federal adjusted gross income.  See note 1 regarding the impact of CAGI on the determination of the Connecticut Income Tax.

       3 The tables reflect the effect of limitations on itemized deductions and the deduction for personal exemptions. These limitations were designed to phase out certain benefits of such deductions for higher income taxpayers. These limitations, in effect, raise the current maximum marginal combined Federal and state tax rate to approximately 46.66 percent for taxpayers filing a joint return and entitled to four personal exemptions and to approximately 43.45 percent for taxpayers filing a single return entitled to only one personal exemption. These limitations are subject to certain maximums, which depend on the number of exemptions claimed and the total amount of the taxpayer's itemized deductions. For example, the limitation on itemized deductions will not cause a taxpayer to lose more than 80% of his allowable itemized deductions, with certain exceptions.

       4 Combined Federal and state tax rate reverts to 38.88% after the 80% cap on the limitation on itemized deductions has been met.

       5 Combined Federal and state tax rate reverts to 42.32% after the 80% cap on the limitation on itemized deductions has been met.

                                   APPENDIX B
                              VIRGINIA DISCLOSURE

ECONOMIC FACTORS--VIRGINIA

    The Trust is susceptible to political, economic or regulatory factors affecting issuers of Virginia Bonds. Without intending to be complete, the following briefly summarizes some of these matters, as well as some of the complex factors affecting the financial situation in the Commonwealth of Virginia (the "Commonwealth" or "Virginia"). This information is derived from sources that are generally available to investors and is based in part on information obtained from various agencies in Virginia. No independent verification has been made of the accuracy or completeness of the following information.

    There can be no assurance that current or future statewide or regional economic difficulties, and the resulting impact on State or local governmental finances, generally, will not adversely affect the market value of Virginia Bonds held in the portfolio of the Trust or the ability of particular obligors to make timely payments of debt service on (or relating to) those obligations.

    The Commonwealth's financial condition is supported by a broad-based economy, including manufacturing, tourism, agriculture, ports, mining and fisheries. Manufacturing continues to be a major source of employment, ranking behind only services, wholesale and retail trade, and government (federal, state and local). Defense activity is an important component of Virginia's economy. In federal fiscal year 1995, the Commonwealth accounted for 9.8 percent of all military and civilian U.S. Department of Defense (DOD) employees and ranked first in per capita defense spending while ranking second in total defense spending. Northern Virginia and the Hampton Roads area accounted for 91.3 percent of DOD employment in Virginia in 1995. However, for federal fiscal year 1995, total DOD employment in Virginia decreased 2.1 percent from the previous year.

    The Commonwealth's economy continues to experience the effects of a reduced defense program and downsizing of the federal government, and "slow growth" best describes the Virginia economy in fiscal year 1996. As in the previous year, there were only modest gains in real personal income while declining unemployment added some luster to an otherwise lackluster year. Although real personal income continued to grow during the first three quarters of the fiscal year, the rate of growth trailed the national gains in both the second and third quarter, after matching them in the first quarter. Unemployment, however, dropped to 4.4 percent, the best fiscal year performance since 1990. While recent decisions by large private firms to locate or expand in Virginia provide encouragement, those decisions are not yet reflected in the employment statistics and, meanwhile, additional company downsizings, defense cutbacks and cuts in both federal and state government positions darkened the employment picture. Losses of jobs remain a cause for concern.

    While changes in personal income for the Commonwealth were generally higher than the U.S. figures in the 1980's, the Commonwealth and the nation have grown at similar rates more recently. In the last two quarters available, however, Virginia's real growth rate has been more than one percentage point less than the national rate. Virginia's per capita income of $23,597 for 1995 was 103.6 percent of the national figure, continuing a clear downward trend since the peak of 106.1 percent in 1989. At 105.6 percent of the South Atlantic region's per capita income, the ratio remains at its lowest since 1980, following a downward trend parallel to that of the national ratio.

    Since FY 1990, growth in Virginia's nonagricultural employment has trailed the South Atlantic region and the nation, respectively. During that period, Virginia's number of jobs grew less than 7 percent, while the South Atlantic region's figure grew more than 10 percent and the nation's more than 8 percent.

    Virginia has consistently outperformed the nation, usually by more than a percentage point, in its unemployment rate. Since fiscal year 1980, the Commonwealth's unemployment rate has been lower than the national rate by more than a percentage point except in 1989 and 1990. For fiscal year 1996, the Commonwealth's unemployment rate decreased to 4.4 percent, approaching the recent low of 4 percent in 1989. The national rate for 1996 was 5.6 percent.

    Battered by the 1990-91 recession and subsequent defense cutbacks, the Commonwealth is now enduring the effects of cuts in both state and federal employment as well as a shrinking manufacturing sector. Employment grew in only 6 of 11 sectors in fiscal year 1996, compared to 8 of 11 in the previous year. In every category, either the increase was lower or the decline greater than over the previous year, with the exception of mining, which accounts for only a small percentage of employment. The greatest gain was in the service sector with an increase of 4.2 percent, while manufacturing declined 1.7 percent, accelerating the trend from an industrial to a service economy.

    Despite Virginia's continued economic growth in recent years, the pace has been slow with the Commonwealth lagging the South Atlantic Region. While some indicators such as per capita personal income still show Virginia at a higher level than the nation, the gap has narrowed. Despite Virginia's vulnerability to the downsizing of the defense establishment and the federal government restructuring, it has essentially matched the national growth rate. This performance testifies to the underlying strength of the Virginia economy and bodes well for the future as Virginia continues to diversify its economic base by moving into new ventures such as the manufacture of computer chips.

    The Commonwealth of Virginia has historically operated on a fiscally conservative basis and is required by its Constitution to have a balanced biennial budget. At the end of the June 30, 1996, fiscal year, the General Fund of the Commonwealth had an ending fund balance, computed on a budgetary cash basis, of $476.3 million, of which $475.2 million was in required reserves or designated for appropriations, leaving an undesignated, unreserved fund balance of $1.1 million available for future appropriation. Computed on a modified accrual basis in accordance with generally accepted accounting principles, the General Fund balance at the end of the fiscal year ended June 30, 1996, was $180.4 million, compared with a General Fund balance of negative $86.4 million at the end of the fiscal year ended June 30, 1995.

    As of June 30, 1996, total debt of the Commonwealth aggregated $9.5 billion. Of that amount, $3.0 billion was tax-supported. Outstanding general obligation bonded debt backed by the full faith and credit of the Commonwealth was $105 billion at June 30, 1996. Of that amount, $584 million was also secured by revenue producing capital projects.

    The   Virginia  Constitution  contains  limits  on  the  amount  of  general obligation bonds which the Commonwealth can issue. These limits are substantially in excess of current levels of outstanding bonds, and at June 30, 1996, would permit an additional total of approximately $6.3 billion of bonds secured by revenue-producing projects and approximately $6.5 billion of unsecured general obligation bonds for capital projects, with not more than approximately $1.1 billion of the latter to be issued in any four-year period. Bonds which are not secured by revenue-producing projects must be approved in a State-wide election.

    The Commonwealth of Virginia maintains a "triple A" bond rating from Standard & Poor's, Moody's Investors Service and Fitch Investors Service on its general obligation indebtedness, reflecting in part its sound fiscal management, diversified economic base and low debt ratios. There can be no assurances that these conditions will continue. Nor are these same conditions necessarily applicable to securities which are not general obligations of the Commonwealth. Securities issued by specific municipalities, governmental authorities or similar issuers may be subject to economic risks or uncertainties peculiar to the issuers of such securities or the sources from which they are to be paid.

VIRGINIA TAXABLE ESTIMATED CURRENT RETURN TABLE

    The following tables show the approximate taxable estimated current returns for individuals that are equivalent to tax-exempt estimated current returns under combined Federal and state taxes, using published 1997 marginal Federal tax rates and marginal state tax rates currently available and scheduled to be in effect. The tables incorporate increased tax rates for higher-income taxpayers that were included in the Revenue Reconciliation Act of 1993. The table assumes that federal taxable income is equal to state income subject to tax, and for cases in which more than one state rate falls within a Federal bracket, the state rate corresponding to the highest income within that Federal bracket is used. The combined state and Federal tax brackets shown reflect the fact that state tax payments are currently deductible for Federal tax purposes. The tables do not reflect any local taxes or any taxes other than personal income taxes. The tables illustrate what you would have to earn on taxable investments to equal the tax-exempt estimated current return for your income tax bracket. A taxpayer's marginal tax rate is affected by both his taxable income and his adjusted gross income. Locate your adjusted gross and your taxable income (which is your adjusted gross income reduced by any deductions and exemptions), then locate your tax bracket based on joint or single tax filing. Read across to the equivalent taxable estimated current return you would need to match the tax-free income.

 COMBINED MARGINAL TAX RATES FOR JOINT TAXPAYERS WITH FOUR PERSONAL EXEMPTIONS
--------------------------------------------------------------------------------

                  FEDERAL
    FEDERAL      ADJUSTED      COMBINED
    TAXABLE        GROSS       STATE AND                    TAX-FREE ESTIMATED CURRENT RETURN
    INCOME        INCOME        FEDERAL       --------------------------------------------------------------
   (1,000'S)     (1,000'S)     TAX RATE1      4.25%   4.50%   4.75%   5.00%   5.25%   5.50%   5.75%   6.00%
 ------------- -------------  -----------     ------  ------  ------  ------  ------  ------  ------  ------
 $     0- 41.2 $    0-121.20      20.0   %     5.31    5.63    5.94    6.25    6.56    6.88    7.19    7.50
    41.2- 99.6      0-121.20      32.0         6.25    6.62    6.99    7.35    7.72    8.09    8.46    8.82
               121.20-181.80      33.0         6.34    6.72    7.09    7.46    7.84    8.21    8.58    8.96
   99.6-151.75      0-121.20      35.0         6.54    6.92    7.31    7.69    8.08    8.46    8.85    9.23
               121.20-181.80      36.0         6.64    7.03    7.42    7.81    8.20    8.59    8.98    9.38
               181.80-304.30      38.5         6.91    7.32    7.72    8.13    8.54    8.94    9.35    9.76
 151.75-271.05 121.20-181.80      41.0         7.20    7.63    8.05    8.47    8.90    9.32    9.75   10.17
               181.80-304.30      43.5         7.52    7.96    8.41    8.85    9.29    9.73   10.18   10.62
                 Over 304.30      41.0   2     7.20    7.63    8.05    8.47    8.90    9.32    9.75   10.17
   Over 271.05 181.80-304.30      47.5         8.10    8.57    9.05    9.52   10.00   10.48   10.95   11.43
                 Over 304.30      44.5   3     7.66    8.11    8.56    9.01    9.46    9.91   10.36   10.81

  COMBINED MARGINAL TAX RATES FOR SINGLE TAXPAYERS WITH ONE PERSONAL EXEMPTION
--------------------------------------------------------------------------------

                  FEDERAL
    FEDERAL      ADJUSTED      COMBINED
    TAXABLE        GROSS       STATE AND                    TAX-FREE ESTIMATED CURRENT RETURN
    INCOME        INCOME        FEDERAL       --------------------------------------------------------------
   (1,000'S)     (1,000'S)     TAX RATE1      4.25%   4.50%   4.75%   5.00%   5.25%   5.50%   5.75%   6.00%
 ------------- -------------  -----------     ------  ------  ------  ------  ------  ------  ------  ------
 $    0- 24.65 $    0-121.20      20.0         5.31    5.63    5.94    6.25    6.56    6.88    7.19    7.50
  24.65- 59.75      0-121.20      32.0         6.25    6.62    6.99    7.35    7.72    8.09    8.46    8.82
  59.75-124.65      0-121.20      35.0         6.54    6.92    7.31    7.69    8.08    8.46    8.85    9.23
               121.20-243.70      36.5         6.69    7.09    7.48    7.87    8.27    8.66    9.06    9.45
 124.65-271.05 121.20-243.70      41.5         7.26    7.69    8.12    8.55    8.97    9.40    9.83   10.26
                 Over 243.70      41.0   2     7.20    7.63    8.05    8.47    8.90    9.32    9.75   10.17
   Over 271.05   Over 243.70      44.5   3     7.66    8.11    8.56    9.01    9.46    9.91   10.36   10.81

------------------

       1 The table reflects the effect of the limitations on itemized deductions and the deduction for personal exemptions. They were designed to phase out certain benefits of these deductions for higher income taxpayers. These limitations, in effect, raise the current maximum marginal combined Federal and state tax rate to approximately 47.46 percent for taxpayers filing a joint return and entitled to four personal exemptions and to approximately 44.30 percent for taxpayers filing a single return entitled to only one personal exemption. These limitations are subject to certain maximums, which depend on the number of exemptions claimed and the total amount of the taxpayer's itemized deductions. For example, the limitation on itemized deductions will not cause a taxpayer to lose more than 80% of his allowable itemized deductions, with certain exceptions.

       2 Combined Federal and state tax rate reverts to 39.68% after the 80% cap on the limitation on itemized deductions has been met.

       3 Combined Federal and state tax rate reverts to 43.07% after the 80% cap on the limitation on itemized deductions has been met.

STATEMENT OF DIFFERENCES BETWEEN ELECTRONIC FILING AND PRINTED DOCUMENT.

   Pursuant to Rule 499(c) (7) under the Securities Act of 1933 and Rule 20-11 under the Investment Company Act of 1940, Registrant hereby identifies those differences in the foregoing document between the electronic format in which it is filed and the printed form in which it will be circulated:

   (1) The printed and distributed prospectus may be paged differently because the printed document may contain a different amount of information on each page from that contained in the electronic transmission.

   (2) In the printed document, footnote symbols may include a "dagger" or multiple "dagger". The "dagger" symbol is represented as # in the electronic document.

   (3) The printed and distributed prospectus will not contain the preliminary prospectus legend included at the beginning of the first prospectus page.

                       CONTENTS OF REGISTRATION STATEMENT

A.  BONDING ARRANGEMENTS OF DEPOSITOR:

   The Depositor has obtained the following Stockbrokers Blanket Bonds for its officers, directors and employees:

    INSURER/POLICY NO.                                                      AMOUNT
    United Pacific Insurance Co.                                          $10,000,000
    Reliance Insurance Company
    B 74 92 20
    Aetna Casualty and Surety                                             $10,000,000
    08 F10618BCA
    St. Paul Insurance Co.                                                $ 6,000,000
    400 HC 1051

B.  THIS AMENDMENT OF REGISTRATION STATEMENT COMPRISES THE FOLLOWING PAPERS AND
DOCUMENTS:

                                The facing sheet

                           The cross-reference sheet

                                 The Prospectus

                                 The signatures

                         Consents of Independent Public
                      Accountants and Counsel as indicated

                         Exhibits as listed on page S-5

C.  EXPLANATORY NOTE:

   This Amendment No. 1 to the Registration Statement contains multiple separate prospectuses. Each prospectus will relate to an individual unit investment trust and will consist of a Part A, a Part B and an Information Supplement. Each prospectus will be identical will the exception of the respective Part A which will contain the financial information specific to such underlying unit investment trust.

D.  UNDERTAKINGS:

   1. With the exception of the information included in the state specific appendices to the Information Supplement, which will vary depending upon the make-up of a Fund or updated to reflect current events, any amendment to a Fund's Information Supplement will be subject to the review of the staff of the Securities and Exchange Commission prior to distribution; and

   2. The Information Supplement to the Trust will not include third party financial information.

                                   SIGNATURES


   The Registrant, Nuveen Tax-Free Unit Trust, Series 946 hereby identifies Series 401, 507, 512, 515, 517, 519, 723, 814 and 823 of the Nuveen Tax-Exempt
Unit Trust (the former name of the Nuveen Tax-Free Unit Trust) for purposes of the representations required by Rule 487 and represents the following:


   (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

   (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

   (3)  that it has complied with Rule 460 under the Securities Act of 1933.

   Pursuant to the requirements of the Securities Act of 1933, the Registrant, Nuveen Tax-Free Unit Trust, Series 946 has duly caused this Amendment of Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized in the City of Chicago and State of Illinois on June 19, 1997.

                                          NUVEEN TAX-FREE UNIT TRUST, SERIES 946
                                                             (Registrant)

                                          By JOHN NUVEEN & CO. INCORPORATED
                                                             (Depositor)

                                          By:  Anna R. Kucinskis
                                          --------------------------------------
                                                             Vice President

                                          Attest:  Morrison C. Warren
                                          --------------------------------------
                                                             Assistant Secretary

   Pursuant to the requirements of the Securities Act of 1933, this Amendment of Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:


          SIGNATURE                        TITLE*                 DATE
Timothy T. Schwertfeger        Chairman, Board of Directors         )
                               Chief Executive Officer and          )
                               Director                             )
                                                                    )
Anthony T. Dean                President, Chief Operating           )
                               Officer and Director                 )           Larry Woods Martin
                                                                    )           Attorney-In-Fact**
                                                                    )
John P. Amboian                Chief Financial Officer and          )              June 19, 1997
                               Executive Vice President             )
                                                                    )
                                                                    )
O. Walter Renfftlen            Vice President and Controller        )
                               (Principal Accounting Officer)       )
                                                                    )
                                                                    )


--------------

* The titles of the persons named herein represent their capacity in and relationship to John Nuveen & Co. Incorporated, the Depositor.

** The powers of attorney were filed on Form SE for Messrs. Renfftlen, Dean and Schwertfeger with the Amendment to the Registration Statement on Form S-6 of Nuveen Tax-Free Unit Trust, Series 671 (File No. 33-49175). The Power of Attorney for Messr. Amboian was filed with the Amendment to the Registration statement on Form S-6 of Nuveen Tax-Free Unit Trust, Series 823 (File No. 33-62325).

946


                   CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

    The consent of Arthur Andersen LLP to the use of its name in the Prospectus included in the Registration Statement is filed by this amendment as Exhibit 4.4 to the Registratin Statement.

                         CONSENT OF CHAPMAN AND CUTLER

    The consent of Chapman and Cutler to the use of its name in the Prospectus included in the Registration Statement is contained in its opinions filed by this amendment as Exhibits 3.1 and 3.2 to the Registration Statement.

                            CONSENT OF STATE COUNSEL

    The consents of special counsel to the Fund for state tax matters to the use of their names in the Prospectus included in the Registration Statement are contained in their opinions filed by this amendment as Exhibit 3.3 to the Registration Statement.

                         CONSENT OF STANDARD & POOR'S,
                    A DIVISION OF THE MCGRAW-HILL COMPANIES

    The consent of Standard & Poor's, a Division of The McGraw-Hill Companies, to the use of its name in the Prospectus included in the Registration Statement is filed by this amendment as Exhibit 4.1 to the Registration Statement.

                    CONSENT OF KENNY S&P EVALUATION SERVICES

    The consent of Kenny S&P Evaluation Services to the use of its name in the Prospectus included in the Registration Statement is filed by this amendment as
Exhibit 4.2 to the Registration Statement.

                      CONSENT OF CARTER, LEDYARD & MILBURN

    The consent of Carter, Ledyard & Milburn to the use of its name in the Prospectus included in the Registration Statement is filed by this amendment as
Exhibit 4.3 to the Registration Statement.

                                LIST OF EXHIBITS

1.1(a)      Copy  of Standard Terms and Conditions of Trust between John Nuveen & Co. Incorporated,
            Depositor, and The Chase Manhattan  Bank, Trustee (as Exibit  1.1 (a) to the  Sponsor's
            Registration  Statement  on Form  S-6  relating to  Series 823  of  the Fund  (file No.
            33-62325) and incorporated herein by reference).
1.1(b)      Trust Indenture and Agreement.
2.1         Copy of  Certificate  of  Ownership (Included  in  Exhibit  1.1(a) on  pages  2  to  8, inclusive, and incorporated herein by reference).
3.1         Opinion of counsel as to legality of securities being registered.
3.2         Opinion of counsel as to Federal income tax status of securities being registered.
3.3         Opinions  of special state counsel to  the Fund for state tax  matters as to income tax status to residents of the respective states of the units of the respective trusts  and consents to the use of their names in the Prospectus.
4.1         Consent of Standard & Poor's, a Division of The McGraw-Hill Companies.
4.2         Consent of Kenny S&P Evaluation Services.
4.3         Consent of Carter, Ledyard & Milburn.
4.4         Consent of Arthur Andersen LLP
6.1         List of Directors and Officers of Depositor and other related information (incorporated by  reference to Form S-6 [File  No. 33-62325] filed on September  7, 1995 on behalf of
            Nuveen Tax-Free Unit Trust, Series 823).